                                                Filed Pursuant to Rule 424(B)(4)
                                                      Registration No. 333-74763
PROSPECTUS

                               14,676,000 SHARES
                        [ALLEGIANCE TELECOM, INC., LOGO]

                                  COMMON STOCK
                               ------------------

     Allegiance Telecom, Inc. is selling 11,826,000 shares of its common stock and certain selling stockholders are selling 2,850,000 shares of common stock for a total of 14,676,000 shares of common stock. Allegiance will not receive any part of the proceeds from the sale of shares by the selling stockholders. The underwriters named in this prospectus may purchase up to 2,201,400 additional shares of common stock from Allegiance under certain circumstances.

     The common stock is quoted on the Nasdaq National Market under the symbol "ALGX." The last reported sale price of the common stock on the Nasdaq National Market on April 14, 1999, was $39.875 per share.
                               ------------------

      INVESTING IN THE COMMON STOCK INVOLVES CERTAIN RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 7.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.
                               ------------------

                                                                  PER SHARE         TOTAL
                                                                  ---------      ------------
Public Offering Price.......................................       $38.00        $557,688,000
Underwriting Discount.......................................       $ 1.52        $ 22,307,520
Proceeds to Allegiance (before expenses)....................       $36.48        $431,412,480
Proceeds to Selling Stockholders (before expenses)..........       $36.48        $103,968,000

     The underwriters are offering the shares subject to various conditions. The underwriters expect to deliver the shares to purchasers on or about April 20, 1999.
                               ------------------

                           JOINT BOOKRUNNING MANAGERS

SALOMON SMITH BARNEY                                        GOLDMAN, SACHS & CO.
                               ------------------

DONALDSON, LUFKIN & JENRETTE

                        MORGAN STANLEY DEAN WITTER

                                               WARBURG DILLON READ LLC

April 14, 1999

                                     [Map]

     YOU SHOULD RELY ONLY ON THE INFORMATION CONTAINED IN THIS PROSPECTUS. ALLEGIANCE HAS NOT AUTHORIZED ANYONE TO PROVIDE YOU WITH DIFFERENT INFORMATION. ALLEGIANCE IS NOT MAKING AN OFFER OF THESE SECURITIES IN ANY STATE WHERE THE OFFER IS NOT PERMITTED. YOU SHOULD NOT ASSUME THAT THE INFORMATION PROVIDED BY THIS PROSPECTUS IS ACCURATE AS OF ANY DATE OTHER THAN THE DATE ON THE FRONT OF THIS PROSPECTUS.

                             ---------------------

                               TABLE OF CONTENTS

                                                              PAGE
                                                              ----
Prospectus Summary..........................................    1
Risk Factors................................................    7
Use of Proceeds.............................................   16
Dividend Policy.............................................   16
Market Price of Common Stock................................   16
Dilution....................................................   17
Capitalization..............................................   18
Selected Financial Data.....................................   19
Management's Discussion and Analysis of Financial Condition
  and Results of Operations.................................   21
Business....................................................   33
Management..................................................   53
Certain Relationships and Related Transactions..............   62
Principal and Selling Stockholders..........................   64
Description of Certain Indebtedness.........................   66
Description of Capital Stock................................   69
Shares Eligible for Future Sale.............................   72
Underwriting................................................   73
Legal Matters...............................................   75
Experts.....................................................   75
Where You Can Find More Information.........................   76
Index to Consolidated Financial Statements..................  F-1

                               PROSPECTUS SUMMARY

     This summary highlights information contained elsewhere in this prospectus. This summary may not contain all of the information that you should consider before purchasing our common stock. You should read the entire prospectus carefully.

                                   ALLEGIANCE

     Allegiance seeks to be a premier provider of telecommunications services to business, government and other institutional users in major metropolitan areas across the United States. We offer an integrated set of telecommunications products and services including local exchange, local access, domestic and international long distance, enhanced voice, data and a full suite of Internet services.

     Our business plan covers 24 of the largest metropolitan areas in the U.S. We estimate that these 24 markets include more than 21 million non-residential access lines, representing about 44.7% of the total non-residential access lines in the U.S. With a strategy focusing on the central business districts and suburban commercial districts in these areas, we plan to address a majority of the non-residential access lines in most of our targeted markets. As of April 14, 1999, we were operating in thirteen markets: New York City, Dallas, Atlanta, Fort Worth, Chicago, Los Angeles, San Francisco, Boston, Oakland, Philadelphia, Washington, D.C., San Jose and Houston. As of that date we were in the process of deploying our networks in four other markets: Long Island, Northern New Jersey, Orange County and San Diego.

     Under the Telecommunications Act of 1996, we have the status of a competitive local exchange carrier or "CLEC" and, as such, in each of our markets we compete primarily with the existing or incumbent local exchange carrier or "ILEC." The ILECs, such as Bell Atlantic, BellSouth and Southwestern Bell, have historically had a monopoly in providing local wireline phone service.

     Our principal executive offices are located at 1950 Stemmons Freeway, Suite 3026, Dallas, Texas 75207 and our telephone number is (214) 261-7100.

BUSINESS STRATEGY

     Our goal is to achieve significant market penetration and deliver superior customer care while maximizing operating margins. The key components of our strategy include the following:

          Leverage Proven Management Team. Our Chairman and Chief Executive Officer, Royce J. Holland, has more than 25 years of experience in the telecommunications and energy industries, including as President, Chief Operating Officer and co-founder of MFS Communications, one of the first companies to compete with the ILECs. Under his leadership, MFS Communications grew from a start-up operation to become the largest competitor to the incumbent local exchange carriers.

          Target Customers with Integrated Service Offerings. We focus principally on customers in the business, government and other institutional market segments. The majority of our customers are small and medium-sized businesses, to which we offer "one-stop shopping" by giving them the ability to purchase a comprehensive package of communications services from a single supplier.

          Utilize "Smart Build" Strategy to Maximize Speed to Market and Minimize Investment Risk. We will continue to pursue what we refer to as a "smart build" strategy. Under this strategy, we purchase and install switches, locate our equipment in the central office facilities of incumbent local exchange carriers and lease other elements of their networks until growth justifies our ownership of additional network assets. By this strategy, we intend to reduce our initial capital expenditures, reduce the time it takes to enter and expand in a geographic market and generate higher returns on invested capital.

          Achieve Broad Coverage of Attractive Areas within Each Targeted Market. We intend to address the most attractive service areas throughout each of our targeted markets, such as suburban business parks and concentrated downtown areas, without having to construct our own fiber network to the customer premises in each of these areas.

          Maximize Operating Margins by Emphasizing Facilities-Based
     Services. We believe that by using our own facilities to provide service, we should generate significantly higher gross margins than we could obtain by reselling services provided entirely on another carrier's facilities. As a result, we focus our marketing activities on areas where we can serve customers through a direct connection to our facilities.

          Build Market Share by Focusing on Direct Sales. We use a direct sales force to sell directly to customers and provide them personalized customer care through a single point of contact. By using this approach, we hope to maximize our market share, particularly among small and medium-sized businesses.

          Develop Efficient Automated Back Office Systems. We intend to automate most of the processes involved in switching a customer to our networks. Our goal is to minimize the time between customer order and service installation. To achieve this goal, we are developing, acquiring and integrating information technology systems to support our operations, and we are establishing an on-line and real-time connection of our operations support systems with those of the incumbent local exchange carriers, also referred to as "electronic bonding."

          Expand Through Potential Acquisitions. We plan to pursue strategic acquisitions to expand our customer base and acquire additional experienced management.

RECENT DEVELOPMENTS

     On April 1, 1999, we entered into a credit agreement and related guaranty agreement with Goldman Sachs Credit Partners L.P., TD Securities (USA) Inc., Morgan Stanley Senior Funding, Inc. and various other lenders that provides for a $225 million senior secured revolving credit facility maturing December 31, 2005 for a subsidiary of Allegiance Telecom, Inc. Our ability to borrow under this facility is subject to various conditions. See "Description of Certain Indebtedness -- Revolving Credit Facility." With the closing of this offering and of the credit facility, we plan to accelerate deployment of our networks in Detroit and Baltimore into 1999.

     Based on preliminary information, we estimate that for the three months ended March 31, 1999, we had consolidated revenues of approximately $10 million, selling, general and administrative expenses of approximately $28 million, net loss applicable to common stock of approximately $49 million and earnings before interest, income taxes, depreciation and amortization, management ownership allocation charge and noncash deferred compensation of approximately negative $25 million; and have made capital expenditures of approximately $61 million. We believe that for the first quarter of 1999, we sold approximately 50,000 lines and installed approximately 33,000 lines.

                                  THE OFFERING

Common stock offered by
Allegiance..........................     11,826,000 shares

Common stock offered by selling
stockholders........................      2,850,000 shares

          Total.....................     14,676,000 shares

Common stock to be outstanding after
the offering........................     62,215,115 shares

Use of proceeds.....................     We intend to use the net proceeds from
                                         this offering and our previous
                                         financing activities primarily to fund
                                         the costs of deploying networks in all
                                         24 of our targeted markets.

                                         We will not receive any proceeds from
                                         the sale of the shares by the selling
                                         stockholders.

Dividend policy.....................     We do not anticipate paying any cash
                                         dividends in the foreseeable future.
                                         Any future determination to pay
                                         dividends will be at the discretion of
                                         our board of directors and will be
                                         dependent upon then existing
                                         conditions, including our financial
                                         condition, results of operations,
                                         contractual restrictions, capital
                                         requirements, business prospects, and
                                         other factors our board of directors
                                         deems relevant.

Nasdaq National Market symbol.......     "ALGX"

     Unless we specifically state otherwise, the information in this prospectus does not take into account the issuance of up to 2,201,400 shares of common stock which the underwriters have the option to purchase solely to cover over-allotments. If the underwriters exercise their over-allotment option in full, 64,416,515 shares of common stock will be outstanding after the offering.

     The number of shares of common stock to be outstanding immediately after the offering does not take into account 649,248 shares reserved for issuance upon the exercise of outstanding warrants and 7,187,608 shares reserved under our 1997 Stock Option Plan and 1998 Stock Incentive Plan and 2,238,489 shares reserved under our Employee Stock Discount Purchase Plan. See
"Management -- Stock Plans" and "Description of Capital Stock."

                                  RISK FACTORS

     See "Risk Factors" for a discussion of certain factors relating to our business and an investment in the common stock.

                             SUMMARY FINANCIAL DATA

     The summary consolidated financial data presented below as of and for the year ended December 31, 1998 was derived from the audited consolidated financial statements of Allegiance and the notes thereto contained elsewhere in this prospectus, which statements have been audited by Arthur Andersen LLP, independent public accountants. The summary pro forma statements of operations data set forth below is unaudited and gives effect to:

     - Allegiance's initial public offering of common stock, including the conversion of the redeemable convertible preferred stock and the adjustments to reflect the equity allocation as described in footnote
       (1),

     - the sale of our 12 7/8% notes, 11 3/4% notes and redeemable warrants, and

     - the issuance of 11,826,000 shares of common stock by Allegiance in this offering,

as if such transactions had occurred on January 1, 1998. The as adjusted balance sheet data is unaudited and gives effect to the issuance of 11,826,000 shares of common stock by Allegiance in the offering as if such transaction had occurred on December 31, 1998. Dollar amounts are in thousands, except per share amounts.

     Allegiance has generated operating losses and negative cash flow from its operating activities to date. The selected financial data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements, including the notes thereto, contained elsewhere in this prospectus.

                                                                     YEAR ENDED DECEMBER 31, 1998
                                                              -------------------------------------------
                                                                                      PRO FORMA
                                                                            -----------------------------
                                                                ACTUAL      ADJUSTMENTS      AS ADJUSTED
                                                              -----------   -----------      ------------
                                                               (AUDITED)             (UNAUDITED)
STATEMENT OF OPERATIONS DATA:
Revenues....................................................  $   9,786.2   $       --       $    9,786.2
Operating expenses:
  Network...................................................      9,528.8           --            9,528.8
  Selling, general and administrative.......................     46,089.4           --           46,089.4
  Management ownership allocation charge....................    167,311.9     12,557.7(1)       179,869.6
  Non-cash deferred compensation............................      5,307.2           --            5,307.2
  Depreciation and amortization.............................      9,002.8           --            9,002.8
                                                              -----------   -----------      ------------
        Total operating expenses............................    237,240.1     12,557.7          249,797.8
Loss from operations........................................   (227,453.9)   (12,557.7)        (240,011.6)
Interest income.............................................     19,917.4           --(2)        19,917.4
Interest expense............................................    (38,951.7)   (23,264.0)(3)      (62,215.7)
                                                              -----------   -----------      ------------
Net loss....................................................   (246,488.2)   (35,821.7)        (282,309.9)
Accretion of redeemable convertible preferred stock and
  warrant values............................................    (11,971.4)        (7.4)(4)      (11,978.8)
                                                              -----------   -----------      ------------
Net loss applicable to common stock.........................  $(258,459.6)  $(35,829.1)      $ (294,288.7)
                                                              ===========   ===========      ============
Net loss per share, basic and diluted.......................  $    (10.53)                   $      (4.73)
                                                              ===========                    ============
Weighted average number of shares outstanding, basic and
  diluted...................................................   24,550,346   37,617,208(5)      62,167,554
                                                              ===========   ===========      ============
OTHER FINANCIAL DATA:
EBITDA(6)...................................................  $ (45,832.0)  $       --(1)    $  (45,832.0)
Net cash used in operating activities.......................    (17,269.8)   (13,196.9)(7)      (30,466.7)
Net cash used in investing activities.......................   (319,170.4)    13,196.9(7)      (305,973.5)
Net cash provided by financing activities...................    593,215.5    430,312.5(8)       1,023,528
Capital expenditures(9).....................................    113,538.7           --          113,538.7

                                                                 AS OF DECEMBER 31, 1998
                                                              ------------------------------
                                                                ACTUAL        AS ADJUSTED(8)
                                                              ----------      --------------
                                                              (AUDITED)        (UNAUDITED)
BALANCE SHEET DATA:
Cash, cash equivalents, short-term investments, and
  restricted short-term
  investments...............................................  $431,434.2       $  861,746.7
Property and equipment, net.................................   144,860.0          144,860.0
Total assets................................................   637,874.3        1,068,186.8
Long-term debt..............................................   471,652.1          471,652.1
Redeemable warrants.........................................     8,634.1            8,634.1
Total stockholders' equity..................................   110,429.6          540,742.1
Total liabilities and stockholders' equity..................   637,874.3        1,068,186.8

                                                                 AS OF DECEMBER 31,
                                                              -------------------------
                                                                 1998          1997
                                                              -----------   -----------
                                                              (UNAUDITED)   (UNAUDITED)
OTHER OPERATIONAL DATA:
Markets served..............................................           9         0
Number of switches deployed.................................           7         0
Central office collocations.................................         101         0
Addressable market (business lines).........................  3.6 million        0
Lines sold..................................................      86,500        20
Lines installed.............................................      47,700         9
Sales force employees.......................................         295         0
Total employees.............................................         649        40

---------------

 (1) In connection with the initial public offering of common stock, Allegiance Telecom, LLC, an entity that owned substantially all of Allegiance's outstanding capital stock, was dissolved and its assets, which consisted almost entirely of such capital stock, were distributed to the Allegiance Telecom, LLC investors in accordance with its limited liability company agreement. This agreement provides that the equity allocation between the original fund investors and the management investors be 66.7% and 33.3%, respectively, based upon the valuation implied by the initial public offering of common stock.

     Under generally accepted accounting principles, upon consummation of the initial public offering of common stock, Allegiance recorded the increase in the assets of Allegiance Telecom, LLC allocated to the management investors as a $193.5 million increase in additional paid-in capital, of which $122.5 million was recorded as a non-cash, non-recurring charge to operating expense and $71.0 million was recorded as deferred management ownership allocation charge. The deferred charge was amortized at $44.8 million during 1998 and will be further amortized at $18.8 million, $7.2 million and $.2 million during 1999, 2000 and 2001, respectively; this is the period over which Allegiance has the right to repurchase the securities, at the lower of fair market value or the price paid by the employee, in the event the management employee's employment with Allegiance is terminated. See "Certain Relationships and Related Transactions."

     The pro forma gives effect to the additional amortization of the deferred management ownership allocation charge.

 (2) Pro forma interest income excludes interest income that would have been earned on the estimated $69.0 million of the proceeds from the offering of our 12 7/8% notes placed in a pledge account to secure and fund the first six scheduled interest payments on the 12 7/8% notes.

 (3) Reflects $19.8 million of interest expense related to the 12 7/8% notes, $.2 million of amortization of the $4.1 million of original issuance discount, $.3 million of amortization of the $7.0 million of deferred debt issuance cost related to the 12 7/8% notes, $2.9 million of amortization of original issuance discount related to the 11 3/4% notes and $.1 million of amortization of the $9.8 million of deferred debt issuance cost related to the 11 3/4% notes.

 (4) Reflects the increase of $7,435 of accretion for the redeemable warrants.

 (5) The pro forma weighted average number of shares outstanding gives effect to Allegiance's common stock issued as a result of the initial public offering of common stock, the conversion of redeemable convertible preferred stock to common stock, and the common stock to be issued by Allegiance in this offering.

 (6) EBITDA represents earnings before interest, income taxes, depreciation and amortization, management ownership allocation charge and non-cash deferred compensation. EBITDA is not a measurement of financial performance under generally accepted accounting principles, is not intended to represent cash flow from operations, and should not be considered as an alternative to net loss as an indicator of Allegiance's operating performance or to cash flows as a measure of liquidity. Allegiance believes that EBITDA is widely used by analysts, investors and other interested parties in the telecommunications industry. EBITDA is not necessarily comparable with similarly titled measures for other companies.

 (7) The pro forma reflects the $13.2 million cash interest payment on May 15 for the 12 7/8% notes, which would have been funded through a reduction of the pledge account.

 (8) Reflects $430.3 million of net proceeds from the issuance of common stock by Allegiance in this offering.

 (9) Reflects cash paid for capital expenditures.

                                  RISK FACTORS

     You should carefully consider the following risk factors, as well as other information in this prospectus, before you decide whether to invest in our common stock.

OUR LIMITED HISTORY OF OPERATIONS MAY NOT BE A RELIABLE BASIS FOR EVALUATING OUR PROSPECTS

     Because of our short operating history, you have limited operating and financial data which you can use to evaluate our performance and determine whether you should invest in our common stock. From our inception on April 22, 1997 through December 16, 1997, we were in the development stage of operations.

IF WE DO NOT EFFECTIVELY MANAGE RAPID EXPANSION OF OUR BUSINESS, OUR FINANCIAL CONDITION WILL SUFFER

     We are in the early stages of our operations and have only recently begun to deploy networks in our first 17 target markets. If we are successful in the implementation of our business plan, we will be rapidly expanding our operations and providing bundled telecommunications services on a widespread basis. This rapid expansion may place a significant strain on our management, financial and other resources. If we fail to manage our growth effectively, we may not be able to expand our customer base and service offerings as we have planned.

OUR SUCCESS DEPENDS ON OUR KEY PERSONNEL AND WE MAY NOT BE ABLE TO REPLACE KEY EXECUTIVES WHO LEAVE

     We are managed by a small number of key executive officers, most notably Royce J. Holland, our Chairman and Chief Executive Officer. The loss of services of one or more of these key individuals, particularly Mr. Holland, could materially and adversely affect our business and our prospects. Most of our executive officers do not have employment agreements, and we do not maintain key person life insurance for any of our executive officers. The competition for qualified personnel in the telecommunications industry is intense. For this reason, we cannot assure you that we will be able to hire or retain necessary personnel in the future.

WE ARE DEPENDENT ON EFFECTIVE BILLING, CUSTOMER SERVICE AND INFORMATION SYSTEMS AND WE MAY HAVE DIFFICULTIES IN DEVELOPING THESE SYSTEMS

     Sophisticated back office information and processing systems are vital to our growth and our ability to monitor costs, bill customers, initiate, implement and track customer orders and achieve operating efficiencies. We cannot assure you that these systems will be successfully implemented on a timely basis or at all or will perform as expected because:

     - our vendors may fail to deliver proposed products and services in a timely and effective manner and at acceptable costs;

     - we may fail to adequately identify all of our information and processing needs;

     - our processing or information systems may fail or be inadequate;

     - we may be unable to effectively integrate such products or services;

     - we may fail to upgrade systems as necessary; and

     - third party vendors may cancel or fail to renew license agreements that relate to these systems.

WE MAY BE ADVERSELY IMPACTED BY YEAR 2000 ISSUES, MANY OF WHICH ARE BEYOND OUR CONTROL

     The "year 2000" issue generally describes the various problems that may result from the improper processing of dates and date-sensitive transactions by computers and other equipment as a result of computer hardware and software using two digits to identify the year in a date. The failure to process dates could result in network and system failures or miscalculations causing disruptions in operations including, among other things, a temporary inability to process transactions, send invoices or engage in other routine business activities. A failure of our customers or vendors, including other telecommunications operators, to cause their software and systems to be year 2000 compliant could have a material adverse effect on us and on our ability to meet our obligations. Until the year 2000 occurs, we will not know for sure that all systems will then function adequately. In addition, we are dependent upon third-party suppliers, including other telecommunications operators, for the delivery of interconnection and other services and on third-party customers for the purchase of our services. In many cases, our services and operations require electronic interfacing with the systems and networks of third-party telecommunication operators such as the incumbent local exchange carriers. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Results of Operations -- Impact of Year 2000."

WE FACE POTENTIAL CONFLICTS OF INTEREST CAUSED BY FUND INVESTOR CONTROL WHICH COULD BE DETRIMENTAL TO HOLDERS OF OUR SECURITIES

     You should be aware that the investment funds that provided our initial equity hold a majority of our board seats and a significant amount of our common stock and that as a result, our direction and future operations may be controlled by these funds. For a discussion of the voting agreement among our original fund and management investors regarding the election of nominees to the board of directors, see the discussion under "Certain Relationships and Related Transactions." In addition, decisions concerning our operations or financial structure may present conflicts of interest between these investors and our management and other holders of our securities, including our notes. In addition to their investments in us, these investors or their affiliates currently have significant investments in other telecommunications companies and may in the future invest in other entities engaged in the telecommunications business or in related businesses, including entities that compete with us. Conflicts may also arise in the negotiation or enforcement of arrangements entered into by us and entities in which these investors have an interest.

UNDER CERTAIN CIRCUMSTANCES WE MAY NEED ADDITIONAL CAPITAL TO EXPAND OUR BUSINESS AND INCREASE REVENUE

     We may need additional capital to fund capital expenditures, working capital, debt service and cash flow deficits during the period in which we are expanding and developing our business and deploying our networks, services and systems. We estimate, based on our current business plan, that approximately $750 to $850 million of capital will be necessary to fund the deployment and operation of our networks in all of our initial 24 markets to the point at which operating cash flow from a market will be sufficient to fund such market's operating and capital expenditures. This amount includes capital expenditures, working capital and cash flow deficits, but excludes debt service. We have raised approximately $554 million of capital to date. The actual amount and timing of our future capital requirements may differ materially from our estimates as a result of financial, business and other factors many of which are beyond our control, as well as prevailing economic conditions. See "Management's Discussion and Analysis of Financial Condition and Results of
Operations -- Liquidity and Capital Resources."

     We believe that the proceeds from this offering and borrowings expected to be available under a senior credit facility, together with our cash on hand, will be sufficient to pre-fund market deployment in all 24 targeted markets. However, we will only be able to borrow under the credit facility if we are in compliance with certain financial covenants. In the event we cannot borrow under the credit facility we may need to access alternative sources of capital. If we are unable to do so we may not be able to expand as we expect, which may have an adverse effect on us.

OUR SUBSTANTIAL INDEBTEDNESS COULD MAKE US UNABLE TO SERVICE INDEBTEDNESS AND MEET OUR OTHER REQUIREMENTS AND COULD ADVERSELY AFFECT OUR FINANCIAL HEALTH

     We have a significant amount of debt outstanding and plan to access additional debt financing to fund our business plan. On December 31, 1998, we had $471.7 million of outstanding indebtedness and $110.4 million of stockholders' equity. We anticipate incurring additional indebtedness in the future, including under our senior secured revolving credit facility that we closed on April 1, 1999. See the discussion of this credit facility in the section titled "Description of Certain Indebtedness -- Revolving Credit Facility."

     This level of debt could:

     - impair our ability to obtain additional financing for working capital, capital expenditures, acquisitions or general corporate purposes;

     - require us to dedicate a substantial portion of our cash flow from operations to the payment of principal and interest on our indebtedness, thereby reducing the funds available for the growth of our networks;

     - place us at a competitive disadvantage with those of our competitors who do not have as much debt as we do;

     - impair our ability to adjust rapidly to changing market conditions; and

     - make us more vulnerable if there is a downturn in general economic conditions or in our business.

     The successful implementation of our business plan is essential for us to meet our working capital, capital expenditure and debt service requirements. Allegiance's earnings for the year ended December 31, 1998 were insufficient to cover fixed charges by approximately $249.3 million. After giving pro forma effect to the increase in interest expense resulting from the issuance of the 12 7/8% notes and the 11 3/4% notes and giving effect to the $12.6 million of management ownership allocation charge which would have been recorded, Allegiance's earnings would have been insufficient to cover fixed charges by approximately $285.1 million for the year ended December 31, 1998. We cannot assure you that we will be able to meet our working capital, capital expenditure and debt service requirements.

LIMITATIONS IMPOSED BY RESTRICTIVE COVENANTS COULD LIMIT HOW WE CONDUCT BUSINESS AND A DEFAULT UNDER OUR INDENTURES AND FINANCING AGREEMENTS COULD SIGNIFICANTLY IMPACT OUR ABILITY TO REPAY OUR INDEBTEDNESS

     Our indentures and the agreements entered into in connection with our initial equity funding contain covenants that restrict our ability to:

     - incur additional indebtedness;

     - pay dividends and make other distributions;

     - prepay subordinated indebtedness;

     - make investments and other restricted payments;

     - enter into sale and leaseback transactions;

     - create liens;

     - sell assets; and

     - engage in certain transactions with affiliates.

     Our current and future financing arrangements, including the senior secured revolving credit facility discussed in the section titled "Description of Certain Indebtedness -- Revolving Credit Facility," contain and will continue to contain similar or more restrictive covenants, as well as other covenants that will require us to maintain specified financial ratios and satisfy financial tests. As a result of these restrictions, we are limited in how we conduct business and we may be unable to raise additional debt or equity financing to operate during general economic or business downturns, to compete effectively or to take advantage of new business opportunities. This may affect our ability to generate revenues and make profits. Without sufficient revenues and cash, we may not be able to pay interest and principal on our indebtedness.

     Our failure to comply with the covenants and restrictions contained in our indentures and other financing agreements could lead to a default under the terms of these agreements. If such a default occurs, the other parties to such agreements could declare all amounts borrowed and all amounts due under other instruments that contain provisions for cross-acceleration or cross-default due and payable. In addition, lenders under our future financing arrangements could terminate their commitments to lend to us. If that occurs, we cannot assure you that we would be able to make payments on our indebtedness, meet our working capital and capital expenditure requirements, or that we would be able to find additional alternative financing. Even if we could obtain additional alternative financing, we cannot assure you that it would be on terms that are favorable or acceptable to us.

WE MAY NOT HAVE THE FUNDS NECESSARY TO FINANCE THE CHANGE OF CONTROL OFFER WHICH MAY BE REQUIRED BY OUR INDENTURES

     Our indentures provide that upon a change of control, each note holder will have the right to require us to purchase all or a portion of such holder's notes. We would be required to purchase the notes at a purchase price of 101% of the accreted value of the 11 3/4% notes and 101% of the principal amount of the 12 7/8% notes, plus any accrued and unpaid interest to the date of repurchase. It is possible that we will not have sufficient funds at that time to repurchase our notes.

IF WE DO NOT INTERCONNECT WITH OUR PRIMARY COMPETITORS, THE INCUMBENT LOCAL EXCHANGE CARRIERS, OUR BUSINESS WILL BE ADVERSELY AFFECTED

     Many new carriers, including Allegiance, have experienced difficulties in working with the incumbent local exchange carriers with respect to initiating, interconnecting, and implementing the systems used by these new carriers to order and receive unbundled network elements and wholesale services and locating the new carriers' equipment in the offices of the incumbent local exchange carriers. As a new carrier, we must coordinate with incumbent local exchange carriers so that we can provide local service to customers on a timely and competitive basis. The Telecommunications Act created incentives for regional Bell operating companies to cooperate with new carriers and permit access to their facilities by denying such companies the ability to provide in-region long distance services until they have satisfied statutory conditions designed to open their local markets to competition. The regional Bell operating companies in our markets are not yet permitted by the FCC to offer long distance services. These companies may not be accommodating to us once they are permitted to offer long distance service. If we cannot obtain the cooperation of a regional Bell operating company in a region, whether or not it has been authorized to offer long distance service, our ability to offer local services in such region on a timely and cost-effective basis will be adversely affected.

IF WE DO NOT OBTAIN PEERING ARRANGEMENTS WITH INTERNET SERVICE PROVIDERS, THE PROFITABILITY OF OUR INTERNET ACCESS SERVICES WILL SUFFER

     The profitability of our Internet access services, and related services such as Web site hosting, may be adversely affected if we are unable to obtain "peering" arrangements with Internet service providers. In the past, major Internet service providers routinely exchanged traffic with other Internet service providers that met technical criteria on a "peering" basis, meaning that each Internet service provider accepted traffic routed to Internet addresses on their system from their "peers" on a reciprocal basis, without payment of compensation. However, since 1997 UUNET Technologies, Inc., the largest Internet service provider, has been greatly restricting the use of peering arrangements with other providers and has been imposing charges for accepting traffic from providers other than its "peers." Other major Internet service providers have adopted similar policies. We do not currently have any peering arrangements and cannot assure you that we will be able to negotiate "peer" status with any of the major nationwide Internet service providers in the future, or that we will be able to terminate traffic on Internet service providers' networks at favorable prices.

OUR OFFERING OF LONG DISTANCE SERVICES IS AFFECTED BY OUR ABILITY TO ESTABLISH EFFECTIVE RESALE AGREEMENTS

     As part of our "one-stop shopping" offering of bundled telecommunications services to our customers, we offer long distance services. We have relied and will continue to rely on other carriers to provide transmission and termination services for all of our long distance traffic. We will continue to enter into resale agreements with long distance carriers to provide us with transmission services. Such agreements typically provide for the resale of long distance services on a per-minute basis and may contain minimum volume commitments. Negotiation of these agreements involves estimates of future supply and demand for transmission capacity as well as estimates of the calling pattern and traffic levels of our future customers. If we fail to meet our minimum volume commitments, we may be obligated to pay underutilization charges and if we underestimate our need for transmission capacity, we may be required to obtain capacity through more expensive means.

OUR PRINCIPAL COMPETITORS FOR LOCAL SERVICES, THE INCUMBENT LOCAL EXCHANGE CARRIERS, AND POTENTIAL ADDITIONAL COMPETITORS, HAVE ADVANTAGES THAT MAY ADVERSELY AFFECT OUR ABILITY TO COMPETE WITH THEM

     The telecommunications industry is highly competitive. Many of our current and potential competitors in the local market have financial, technical, marketing, personnel and other resources, including brand name recognition, substantially greater than ours, as well as other competitive advantages over us. In each of the markets targeted by us, we will compete principally with the incumbent local exchange carrier serving that area and they enjoy advantages that may adversely affect our ability to compete with them. Incumbent local exchange carriers are established providers of local telephone services to all or virtually all telephone subscribers within their respective service areas. Incumbent local exchange carriers also have long-standing relationships with federal and state regulatory authorities. FCC and state administrative decisions and initiatives provide the incumbent local exchange carriers with pricing flexibility for their:

     - private lines, which are private, dedicated telecommunications connections between customers;

     - special access services, which are dedicated lines from a customer to a long distance company provided by the local phone company; and

     - switched access services, which refers to the call connection provided by the local phone company's switch between a customer's phone and the long distance company's switch.

     In addition, with respect to competitive access services, such as special access services as opposed to switched access services, the FCC is considering allowing incumbent local exchange carriers increased pricing flexibility and deregulation for such access services either automatically or after certain competitive levels are reached. If the incumbent local exchange carriers are allowed by regulators to offer discounts to large customers through contract tariffs, engage in aggressive volume and term discount pricing practices for their customers, and/or seek to charge competitors excessive fees for interconnection to their networks, competitors such as us could be materially adversely affected. If future regulatory decisions afford the incumbent local exchange carriers increased pricing flexibility or other regulatory relief, such decisions could also have a material adverse effect on competitors such as us.

     We also face, and expect to continue to face, competition in the local market from other current and potential market entrants, including long distance carriers seeking to enter, reenter or expand entry into the local exchange marketplace such as AT&T, MCI WorldCom and Sprint, and from other competitive local exchange carriers, resellers, competitive access providers, cable television companies, electric utilities, microwave carriers, wireless telephone system operators and private networks built by large end users. In addition, the development of new technologies could give rise to significant new competitors in the local market.

SIGNIFICANT COMPETITION IN PROVIDING LONG DISTANCE AND INTERNET SERVICES COULD REDUCE THE DEMAND FOR AND PROFITABILITY OF OUR SERVICES

     We also face significant competition in providing long distance and Internet services. Many of these competitors have greater financial, technological, marketing, personnel and other resources than those available to us.

     The long distance telecommunications market has numerous entities competing for the same customers and a high average turnover rate, as customers frequently change long distance providers in response to the offering of lower rates or promotional incentives. Prices in the long distance market have declined significantly in recent years and are expected to continue to decline. We face competition from large carriers such as AT&T, MCI WorldCom and Sprint and many smaller long distance carriers. Other competitors are likely to include regional Bell operating companies providing long distance services outside of their local service area and, with the removal of regulatory barriers, long distance services within such local service areas, other competitive local exchange carriers, microwave and satellite carriers and private networks owned by large end users. We may also increasingly face competition from companies offering local and long distance data and voice services over the Internet. Such companies could enjoy a significant cost advantage because they do not currently pay many of the charges or fees that we have to pay. In addition, in June 1998, Sprint announced its intention to offer voice, data and video services over its nationwide asynchronous transfer mode network, which Sprint anticipates will significantly reduce its cost to provide such services. Sprint plans to bill its customers based upon the amount of traffic carried, irrespective of the time required to send the traffic or the traffic's destination.

     The Internet services market is highly competitive and we expect that competition will continue to intensify. Our competitors in this market include Internet service providers, other telecommunications companies, online services providers and Internet software providers.

OUR NEED TO COMPLY WITH EXTENSIVE GOVERNMENT REGULATION CAN INCREASE OUR COSTS AND SLOW OUR GROWTH

     Our networks and the provision of telecommunications services are subject to significant regulation at the federal, state and local levels. Delays in receiving required regulatory approvals or the enactment of new adverse regulation or regulatory requirements may slow our growth and have a material adverse effect upon us.

     The FCC exercises jurisdiction over us with respect to interstate and international services. We must obtain, and have obtained through our subsidiary, Allegiance Telecom International, Inc., prior FCC authorization for installation and operation of international facilities and the provision, including by resale, of international long distance services. Additionally, we file publicly available documents detailing our services, equipment and pricing, also known as "tariffs," with the FCC for both international and domestic long-distance services.

     State regulatory commissions exercise jurisdiction over us because we provide intrastate services. We are required to obtain regulatory authorization and/or file tariffs at state agencies in most of the states in which we operate. If and when we seek to build our own network segments, local authorities regulate our access to municipal rights-of-way. Constructing a network is also subject to numerous local regulations such as building codes and licensing. Such regulations vary on a city by city and county by county basis.

     Regulators at both the federal and state level require us to pay various fees and assessments, file periodic reports, and comply with various rules regarding the contents of our bills, protection of subscriber privacy, and similar matters on an on-going basis.

     We cannot assure you that the FCC or state commissions will grant required authority or refrain from taking action against us if we are found to have provided services without obtaining the necessary authorizations, or to have violated other requirements of their rules and orders. Regulators or others could challenge our compliance with applicable rules and orders. Such challenges could cause us to incur substantial legal and administrative expenses.

DEREGULATION OF THE TELECOMMUNICATIONS INDUSTRY INVOLVES UNCERTAINTIES, AND THE RESOLUTION OF THESE UNCERTAINTIES COULD ADVERSELY AFFECT OUR BUSINESS

     The Telecommunications Act provides for a significant deregulation of the domestic telecommunications industry, including the local exchange, long distance and cable television industries. The Telecommunications Act remains subject to judicial review and additional FCC rulemaking, and thus it is difficult to predict what effect the legislation will have on us and our operations. There are currently many regulatory actions underway and being contemplated by federal and state authorities regarding interconnection pricing and other issues that could result in significant changes to the business conditions in the telecommunications industry. We cannot assure you that these changes will not have a material adverse effect upon us.

THE REGULATION OF INTERCONNECTION WITH INCUMBENT LOCAL EXCHANGE CARRIERS INVOLVES UNCERTAINTIES, AND THE RESOLUTION OF THESE UNCERTAINTIES COULD ADVERSELY AFFECT OUR BUSINESS

     Although the incumbent local exchange carriers are required under the Telecommunications Act to unbundle and make available elements of their network and permit us to purchase only the origination and termination services that we need, thereby decreasing our operating expenses, such unbundling may not be done as quickly as we require and may be priced higher than we expect. This is important because we rely on the facilities of these other carriers to connect to our high capacity digital switches so that we can provide services to our customers. Our ability to obtain these interconnection agreements on favorable terms, and the time and expense involved in negotiating them, can be adversely affected by legal developments.

     A recent Supreme Court decision vacated a FCC rule determining which network elements the incumbent local exchange carriers must provide to competitors on an unbundled basis. We expect that the FCC will conduct a rulemaking to adopt new standards for unbundling of network elements in conformance with this decision. The implementation of these and other FCC rules may lead to further litigation. This may complicate our interconnection negotiations, and may adversely affect our existing agreements and operations.

WE COULD LOSE REVENUE IF CALLS TO INTERNET SERVICE PROVIDERS ARE TREATED AS LONG DISTANCE INTERSTATE CALLS

     We believe that other local exchange carriers should have to compensate us when their customers place calls to Internet service providers who are our customers. Most incumbent local exchange carriers disagree. Internet service providers are among our target customers, and decisions providing that other carriers do not have to compensate us for these calls could limit our ability to service this group of customers profitably.

     For all other local calls, it is clear that the telecommunications company whose customer calls a customer of a second telecommunications company must compensate the second company. This is known as reciprocal compensation. This rule does not apply to long distance interstate calls and the FCC in its Declaratory Ruling of February 26, 1999, determined that Internet service provider traffic is interstate for jurisdictional purposes, but that its current rules neither require nor prohibit the payment of reciprocal compensation for such calls. In the absence of a federal rule, the FCC determined that state commissions have authority to interpret and enforce the reciprocal compensation provisions of existing interconnection agreements, and to determine the appropriate treatment of Internet service provider traffic in arbitrating new agreements.

THE REGULATION OF ACCESS CHARGES INVOLVES UNCERTAINTIES, AND THE RESOLUTION OF THESE UNCERTAINTIES COULD ADVERSELY AFFECT OUR BUSINESS

     To the extent we provide long-distance, often referred to as "interexchange," telecommunications service, we are required to pay access charges to other local exchange carriers when we use the facilities of those companies to originate or terminate interexchange calls. As a competitive local exchange carrier, we also provide access services to other long distance service providers. The interstate access charges of incumbent local exchange carriers are subject to extensive regulation by the FCC, while those of competitive local exchange carriers are subject to a lesser degree of FCC regulation, but remain subject to the requirement that all charges be just, reasonable, and not unreasonably discriminatory. Disputes have arisen regarding the regulation of access charges and these may be resolved adversely to us.

     The FCC has made major changes in the interstate access charge structure. The manner in which the FCC implements and monitors these increased pricing flexibility changes could have a material adverse effect on our ability to compete in providing interstate access services.

     Some interexchange carriers, including AT&T, have also asked the FCC to take regulatory action to prevent competitive local exchange carriers from charging allegedly "excessive" access charges. Although no complaints have been filed against us, we do provide access service to interexchange carriers and we could be subject in the future to allegations that our charges for this service are unjust and unreasonable. In that event, we would have to provide the FCC with an explanation of how we set our rates and justify them as reasonable. We can give no assurance that the FCC will accept our rates as reasonable. If our rates are reduced by regulatory order, this could have a material adverse effect on our profitability.

IF WE DO NOT CONTINUALLY ADAPT TO TECHNOLOGICAL CHANGE, WE COULD LOSE CUSTOMERS AND MARKET SHARE

     The telecommunications industry is subject to rapid and significant changes in technology, and we rely on outside vendors for the development of and access to new technology. The effect of technological changes on our business cannot be predicted. We believe our future success will depend, in part, on our ability to anticipate or adapt to such changes and to offer, on a timely basis, services that meet customer demands. We cannot assure you that we will obtain access to new technology on a timely basis or on satisfactory terms. Any failure by us to obtain new technology could cause us to lose customers and market share.

WE HAVE APPLIED FOR, BUT NOT YET RECEIVED, ASSURANCE FROM THE SEC REGARDING OUR STATUS UNDER THE INVESTMENT COMPANY ACT AND IF WE ARE SUBJECT TO THE INVESTMENT COMPANY ACT, IT COULD ADVERSELY AFFECT OUR FINANCING ACTIVITIES AND FINANCIAL RESULTS

     Allegiance currently has substantial short-term investments, pending the deployment of our capital in the pursuit of building our business. See "Capitalization" and "Use of Proceeds." This may result in Allegiance being deemed as an "investment company" under the Investment Company Act of 1940. This statute requires the registration of, and imposes various substantive restrictions on, certain companies that are, or hold themselves out as being, engaged primarily, or propose to engage primarily in, the business of investing, reinvesting or trading in securities, or that fail certain statistical tests regarding composition of assets and sources of income even though they do not intend to be primarily engaged in the businesses of investing, reinvesting, owning, holding or trading securities.

     Allegiance is primarily engaged in a business other than investing, reinvesting, owning, holding or trading securities and, therefore, is not an investment company within the meaning of this statute. While we believe this means we are not an investment company within the meaning of that law, we have been able to also rely on a safe harbor in that law for certain transient or temporary investment companies. However, this exemption is only available to companies for a one-year period and that one-year period terminated in January 1999. We have applied to the SEC for a one-year exemptive order declaring that Allegiance is not an investment company and not required to register under this statute. We have not yet received such an order, and it is possible that we will not ultimately be successful in receiving such an order.

     If we were required to register as an investment company under the Investment Company Act, we would become subject to substantial regulation with respect to our capital structure, management, operations, transactions with affiliated persons and other matters. To avoid having to register as an investment company, we may have to apply for an extension to our one-year exemption, if granted, or invest a portion of our liquid assets in cash and demand deposits instead of short-term securities. The extent to which we will have to do so will depend on the composition and value of our total assets at that time. Having to register as an investment company or having to invest a material portion of our liquid assets in cash and demand deposits to avoid such registration, could have a material adverse effect on our business, financial condition and results of operations.

FUTURE SALES OF OUR STOCK BY EXISTING STOCKHOLDERS MAY ADVERSELY AFFECT OUR STOCK PRICE

     After this offering, we will have approximately 62,215,115 shares of common stock outstanding. While certain of these shares are "restricted securities" under the federal securities laws, such shares are or will be eligible for sale subject to restrictions as to timing, manner, volume, notice and the availability of current public information regarding Allegiance. See "Shares Eligible for Future Sale." Sales of substantial amounts of stock in the public market, or the perception that sales could occur, could depress the prevailing market price for our stock. Sales may also make it more difficult for us to sell equity securities or equity-related securities in the future at a time and price that we deem appropriate.

ANTI-TAKEOVER PROVISIONS IN ALLEGIANCE'S CHARTER AND BYLAWS COULD LIMIT OUR SHARE PRICE AND DELAY A CHANGE OF MANAGEMENT

     Our certificate of incorporation and by-laws contain provisions that could make it more difficult or even prevent a third party from acquiring Allegiance without the approval of our incumbent board of directors. See "Description of Capital Stock."

OUR FORWARD-LOOKING STATEMENTS MAY MATERIALLY DIFFER FROM ACTUAL EVENTS OR
RESULTS

     This prospectus contains "forward-looking statements," which you generally can identify by our use of forward-looking words such as "believes," "expects," "may," "will," "should" or "anticipates" or the negative or other variations of such terms or comparable terminology, or by discussion of strategy that involve risks and uncertainties. We often use these types of statements when discussing our plans and strategies, our anticipation of revenues from designated markets, and statements regarding the development of our businesses, the markets for our services and products, our anticipated capital expenditures, operations support systems, changes in regulatory requirements and other statements contained in this prospectus regarding matters that are not historical facts.

     We caution you that these forward-looking statements are only predictions and estimates regarding future events and circumstances. We cannot assure you that we will achieve the future results reflected in these statements. The risks we face that could cause us not to achieve these results include, but are not limited to our ability to do the following in a timely manner, at reasonable costs and on satisfactory terms and conditions:

     - successfully market our services to current and new customers;

     - interconnect with and develop cooperative working relationships with incumbent local exchange carriers;

     - develop efficient operations support systems and other back office systems;

     - successfully and efficiently transfer new customers to our networks and access new geographic markets;

     - identify, finance and complete suitable acquisitions;

     - borrow under our senior credit facility;

     - install new switching facilities and other network equipment; and

     - obtain leased fiber optic line capacity, rights-of-way, building access rights and any required governmental authorizations, franchises and permits.

     Regulatory, legislative and judicial developments could also cause actual results to differ materially from the future results reflected in such forward-looking statements. You should consider all of our subsequent written and oral forward-looking statements only in light of such cautionary statements. You should not place undue reliance on these forward-looking statements and you should understand that they speak only as of the dates we make them.

                                USE OF PROCEEDS

     The net proceeds to Allegiance from the sale of the 11,826,000 shares of common stock in this offering at the assumed public offering price of $38.00 per share are estimated to be approximately $430.3 million (approximately $510.6 million if the underwriters' over-allotment option is exercised in full), after deducting underwriting discounts and commissions and estimated offering expenses payable by Allegiance. We intend to use the net proceeds from this offering and our previous financing activities primarily to fund the costs of deploying networks in all 24 of our targeted markets. We may also use a portion of the net proceeds for other general corporate purposes, which may include acquisitions. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

     Allegiance will not receive any of the proceeds from the sale of common stock by the selling stockholders.

                                DIVIDEND POLICY

     We do not anticipate paying any cash dividends in the foreseeable future. Any future determination to pay dividends will be at the discretion of our board of directors and will be dependent upon then existing conditions, including our financial condition, results of operations, contractual restrictions, capital requirements, business prospects, and other factors our board of directors deems relevant. In addition, our current financing agreements effectively prohibit us from paying cash dividends for the foreseeable future.

                          MARKET PRICE OF COMMON STOCK

     Allegiance's common stock is traded on the Nasdaq National Market under the symbol "ALGX." Allegiance completed the initial public offering of its common stock on July 1, 1998. The following table sets forth, for the periods indicated, the high and low sales prices for the common stock as reported by the Nasdaq National Market.

                                                              COMMON STOCK PRICE
                                                              -------------------
                                                                HIGH        LOW
                                                              --------    -------
Year ended December 31, 1998:
  Third quarter (from July 1, 1998).........................  $15.688     $6.250
  Fourth quarter............................................   13.375      5.000
Year ended December 31, 1999:
  First quarter.............................................   31.000     11.563
  Second quarter (through April 14, 1999)...................   46.000     25.375

     A recent reported last sale price for Allegiance common stock, as reported on the Nasdaq National Market, is set forth on the cover page of this prospectus. On April 9, 1999, we had approximately 130 holders of record of common stock.

                                    DILUTION

     The net tangible book value of Allegiance as of December 31, 1998 was approximately $110.4 million or $2.19 per share. Net tangible book value per share represents the amount of Allegiance's total tangible assets less total liabilities, divided by the total number of shares of common stock outstanding. After giving effect to the sale by Allegiance of 11,826,000 shares of common stock offered hereby at an assumed offering price of $38.00 per share and after deducting underwriting discounts and commissions and estimated offering expenses of $1.61 per share, the net tangible book value at December 31, 1998 would have been approximately $540.7 million, or $8.70 per share. This represents an immediate increase in net tangible book value of $6.51 per share to existing stockholders and an immediate dilution of $29.30 per share to new investors in this offering, as illustrated by the following table:

Assumed public offering price per share.....................           $38.00
  Net tangible book value per share before the offering.....  $2.19
  Increase per share attributable to new investors..........   6.51
                                                              -----
Pro forma net tangible book value per share after the
  offering..................................................             8.70
                                                                       ------
Net tangible book value dilution per share to new
  investors.................................................           $29.30
                                                                       ======

                                 CAPITALIZATION

     The following table sets forth the capitalization of Allegiance as of December 31, 1998 and as adjusted to reflect the sale of 11,826,000 shares of common stock pursuant to this offering, assuming an offering price of $38.00 and that the underwriters' over-allotment option is not exercised. This table should be read in conjunction with the consolidated financial statements and related notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations," appearing elsewhere in this prospectus.

                                                                AS OF DECEMBER 31, 1998
                                                              ---------------------------
                                                                ACTUAL       AS ADJUSTED
                                                              -----------    ------------
                                                               (AUDITED)     (UNAUDITED)
                                                                (DOLLARS IN THOUSANDS)
Cash, cash equivalents and short-term investments(1)........  $ 405,891.4    $  836,203.9
Short-term investments, restricted..........................     25,542.8        25,542.8
                                                              -----------    ------------
          Total cash, cash equivalents, short-term
            investments and restricted short-term
            investments.....................................  $ 431,434.2    $  861,746.7
                                                              ===========    ============
Long-term debt:
  11 3/4% senior discount notes, at accreted value..........  $ 270,526.1    $  270,526.1
  12 7/8% senior notes, at accreted value...................    201,018.6       201,018.6
  Other.....................................................        107.4           107.4
                                                              -----------    ------------
          Total long-term debt..............................  $ 471,652.1    $  471,652.1
                                                              ===========    ============
Redeemable warrants.........................................      8,634.1         8,634.1
Stockholders' equity:
  Preferred stock, $.01 par value, 1,000,000 shares
     authorized, 0 shares issued and outstanding at December
     31, 1998 and as adjusted...............................           --              --
  Common stock, $.01 par value, 150,000,000 shares
     authorized, 50,341,554 and 62,167,554 shares issued and
     outstanding at December 31, 1998 and as adjusted,
     respectively(1)........................................        503.4           621.7
Additional paid-in capital(1)...............................    416,729.9       846,924.1
Deferred compensation.......................................    (14,617.3)      (14,617.3)
Deferred management ownership allocation charge.............    (26,224.7)      (26,224.7)
Accumulated deficit.........................................   (265,961.7)     (265,961.7)
                                                              -----------    ------------
          Total stockholders' equity........................    110,429.6       540,742.1
                                                              -----------    ------------
            Total capitalization............................  $ 590,715.8    $1,021,028.3
                                                              ===========    ============

---------------

(1) As adjusted reflects the estimated net proceeds of $430.3 million from the issuance of common stock by Allegiance in this offering.

                            SELECTED FINANCIAL DATA

     The selected consolidated financial data presented below as of and for the year ended December 31, 1998 and as of and for the period from inception on April 22, 1997 through December 31, 1997 were derived from the audited consolidated financial statements of Allegiance and the notes thereto contained elsewhere in this prospectus, which statements have been audited by Arthur Andersen LLP, independent public accountants. Dollar amounts are in thousands, except per share amounts.

     From Allegiance's formation in April 1997 until December 16, 1997, Allegiance was in the development stage. Allegiance has generated operating losses and negative cash flow from its operating activities to date. The selected financial data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements, including the notes thereto, contained elsewhere in this prospectus.

                                                                                     PERIOD FROM
                                                                                    INCEPTION ON
                                                                                   APRIL 22, 1997
                                                                YEAR ENDED             THROUGH
                                                             DECEMBER 31, 1998    DECEMBER 31, 1997
                                                             -----------------    -----------------
STATEMENT OF OPERATIONS DATA:
Revenues...................................................     $   9,786.2          $       0.4
Operating expenses:
  Network..................................................         9,528.8                151.2
  Selling, general and administrative......................        46,089.4              3,425.9
  Management ownership allocation charge(1)................       167,311.9                   --
  Non-cash deferred compensation...........................         5,307.2                209.9
  Depreciation and amortization............................         9,002.8                 12.7
                                                                -----------          -----------
          Total operating expenses.........................       237,240.1              3,799.7
Loss from operations.......................................      (227,453.9)            (3,799.3)
Interest income............................................        19,917.4                111.4
Interest expense...........................................       (38,951.7)                  --
                                                                -----------          -----------
Net loss...................................................      (246,488.2)            (3,687.9)
Accretion of redeemable convertible preferred stock and
  warrant values...........................................       (11,971.4)            (3,814.2)
                                                                -----------          -----------
Net loss applicable to common stock........................     $(258,459.6)         $  (7,502.1)
                                                                ===========          ===========
Net loss per share, basic and diluted......................     $    (10.53)         $(17,610.68)
                                                                ===========          ===========
Weighted average number of shares outstanding, basic and
  diluted..................................................      24,550,346                  426
                                                                ===========          ===========
OTHER FINANCIAL DATA:
EBITDA(2)..................................................     $ (45,832.0)         $  (3,576.7)
Net cash used in operating activities......................       (17,269.8)            (1,942.9)
Net cash used in investing activities......................      (319,170.4)           (21,926.0)
Net cash provided by financing activities..................       593,215.5             29,595.3
Capital expenditures(3)....................................       113,538.7             21,926.0

                                                                 AS OF DECEMBER 31,
                                                              ------------------------
                                                                 1998          1997
                                                              -----------    ---------
BALANCE SHEET DATA:
Cash, cash equivalents, short-term investments, and
  restricted short-term investments.........................  $ 431,434.2    $ 5,726.4
Property and equipment, net.................................    144,860.0     23,899.9
Total assets................................................    637,874.3     30,047.0
Long-term debt..............................................    471,652.1           --
Redeemable cumulative convertible preferred stock -- 0 and
  40,498,062 shares issued and outstanding at December 31,
  1998 and December 31, 1997, respectively..................           --     33,409.4
Redeemable warrants.........................................      8,634.1           --
Total stockholders' equity (deficit)........................    110,429.6     (7,292.1)
Total liabilities and stockholders' equity (deficit)........    637,874.3     30,047.0

---------------

 (1) In connection with the initial public offering of common stock, Allegiance Telecom, LLC, an entity that owned substantially all of Allegiance's outstanding capital stock, was dissolved and its assets, which consisted almost entirely of such capital stock, were distributed to the Allegiance Telecom, LLC investors in accordance with its limited liability company agreement. This agreement provides that the equity allocation between the original fund investors and the management investors be 66.7% and 33.3%, respectively, based upon the valuation implied by the initial public offering of common stock.

     Under generally accepted accounting principles, upon consummation of the initial public offering of common stock, Allegiance recorded the increase in the assets of Allegiance Telecom, LLC allocated to the management investors as a $193.5 million increase in additional paid-in capital, of which $122.5 million was recorded as a non-cash, non-recurring charge to operating expense and $71.0 million was recorded as deferred management ownership allocation charge. The deferred charge was amortized at $44.8 million during 1998 and will be further amortized at $18.8 million, $7.2 million and $.2 million during 1999, 2000 and 2001, respectively; this is the period over which Allegiance has the right to repurchase the securities, at the lower of fair market value or the price paid by the employee, in the event the management employee's employment with Allegiance is terminated. See "Certain Relationships and Related Transactions."

 (2) EBITDA represents earnings before interest, income taxes, depreciation and amortization, management ownership allocation charge and non-cash deferred compensation. EBITDA is not a measurement of financial performance under generally accepted accounting principles, is not intended to represent cash flow from operations, and should not be considered as an alternative to net loss as an indicator of Allegiance's operating performance or to cash flows as a measure of liquidity. Allegiance believes that EBITDA is widely used by analysts, investors and other interested parties in the telecommunications industry. EBITDA is not necessarily comparable with similarly titled measures for other companies.

 (3) Reflects cash paid for capital expenditures.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

     Allegiance is a competitive local exchange carrier ("CLEC"), seeking to be a premier provider of telecommunications services to business, government and other institutional users in major metropolitan areas across the United States. Allegiance offers an integrated set of telecommunications products and services including local exchange, local access, domestic and international long distance, data and a full suite of Internet services. Its principal competitors are incumbent local exchange carriers ("ILECs"), such as the regional Bell operating companies and GTE Corporation operating units.

     Allegiance is developing its networks throughout the United States using what it refers to as a "smart build" approach. In contrast to the traditional network build-out strategy under which carriers install their own telecommunications switch in each market and then construct their own fiber optic networks to reach customers, Allegiance installs its own switch in each market but then leases other elements of the network from the ILECs. The smart build strategy specifically involves:

     - leasing existing ILEC copper wire connections throughout a local market area, also called the "local loop," which connect customers to the central offices or "hubs" of an ILEC network, and

     - installing, or physically locating, transmission equipment in these central offices to route customer traffic through them to Allegiance's own switch.

     Locating equipment at ILEC facilities, also known as "collocation," is central to the success of the smart build strategy. By collocating, Allegiance has the ability to lease, on a monthly or long-term basis, local loop and other network elements owned by the ILEC. This enables Allegiance to reach a wide range of customers without having to build network connections to each one of them.

     Management believes that the smart build approach offers a number of competitive advantages over the traditional build-out strategy by allowing Allegiance to:

     - accelerate market entry by nine to eighteen months through eliminating or at least deferring the need for city franchises, rights-of-way and building access;

     - reduce initial capital expenditures in each market, allowing Allegiance to focus its initial capital resources on the critical areas of sales, marketing, and operations support systems, instead of on constructing extensive fiber optic networks to each customer;

     - improve return on capital by generating revenue with a smaller capital investment;

     - defer capital expenditures for network assets to the time when revenue generated by customer demand is available to finance such expenditures; and

     - address attractive service areas selectively throughout target markets and not just in those areas where Allegiance owns network transmission facilities.

     Allegiance believes that its smart build approach allows it to reduce its up-front capital expenditures to approximately 25% of the total capital expenditures required to develop such a network as compared with initial capital expenditures of approximately 50% under traditional build out models. The level of "up-front" capital required to be spent by Allegiance to develop a network will vary depending on a number of factors. These factors include: the size and geography of the market, the cost of development of Allegiance's network in each market, the degree of penetration of the market, the extent of price and service competition for telecommunications services, regulatory and technological developments and Allegiance's ability to negotiate favorable prices for purchases of equipment.

     Once traffic volume justifies further investment, we may lease unused fiber to which Allegiance adds its own electronic transmission equipment or construct our own fiber network. This unused fiber is known as "dark fiber" because no light is transmitted through it while it is unused. Allegiance believes that dark fiber is readily available in most major markets. See "-- Results of Operations" for a discussion of our leasing of dark fiber.

     Allegiance has rapidly deployed its networks since commencing service in December 1997 and was operating in nine markets across the United States as of the end of 1998, and thirteen as of April 14, 1999. Allegiance has had significant success in selling its services to customers, with approximately 86,500 lines sold during 1998. The table below provides selected key operational data:

                                                              AS OF DECEMBER 31,
                                                              -------------------
                                                                 1998        1997
                                                              -----------    ----
Markets Served..............................................            9      0
Number Of Switches Deployed.................................            7      0
Central Office Collocations.................................          101      0
Addressable Market (Business Lines).........................  3.6 million      0
Lines Sold..................................................       86,500     20
Lines Installed.............................................       47,700      9
Sales Force Employees.......................................          295      0
Total Employees.............................................          649     40

     Allegiance does not begin to develop a new market until it has raised the capital that it projects to be necessary to build its network and operate that market to the point at which operating cash flow from the market is sufficient to fund such market's operating costs and capital expenditures.

RESULTS OF OPERATIONS

     Allegiance commenced operations in August 1997. During the period from August to December 1997, Allegiance did not sell any services or open any markets. Instead, substantial effort was devoted to developing business plans, initiating applications for governmental authorizations, hiring management and other key personnel, working on the design and development of local exchange telephone networks and operations support systems, acquiring equipment and facilities, and negotiating interconnection agreements. Allegiance initiated service by buying phone lines at wholesale prices and then reselling them to nine "beta" customers in Dallas during December 1997, generating only $400 of revenue for that period. Given that Allegiance has significantly increased its customer base and geographic markets from the commencement of operations in Dallas during 1997, comparisons of 1998 results with those of 1997 are not meaningful.

     Allegiance first provided service using its own switch and transmission equipment in April 1998 to customers in New York City. Throughout the remainder of 1998, it initiated facilities based services in Atlanta, Boston, Chicago, Dallas, Fort Worth, Los Angeles, Oakland and San Francisco. In January 1999, Allegiance announced that it was operational in Philadelphia. In March 1999, Allegiance announced that it was operational in Washington, D.C., including suburban Maryland and Virginia, and in San Jose. In April 1999, Allegiance announced that it was operational in Houston. Allegiance plans to open four additional markets during 1999 for which it has already raised the necessary capital. With the closing of this offering and of the credit facility, we plan to accelerate deployment of our networks in Detroit and Baltimore into 1999.

     Although Allegiance initiated resale services in Dallas in 1997, Allegiance sales teams have focused their efforts almost exclusively on selling services that require the use of Allegiance facilities. Allegiance earns significantly higher margins by providing facilities based services instead of resale services. During the fourth quarter of 1998, facilities based lines represented 91% of all lines sold and 83% of all lines installed, as compared to 86% of lines sold and 73% of lines installed for the third quarter of 1998 and 51% of lines sold and 17% of lines installed for the second quarter of 1998. For the full year, 67,100 facilities based lines were sold, and 30,500 of those were installed. Resale lines sold during 1998 totaled 19,400, of which 17,200 were installed. Allegiance continues to emphasize the sale of facilities based services and lines. We estimate that the proportion of customer lines for which we simply resell service provided by other carriers will continue to decline to the point that, eventually, no more than 5% of all lines Allegiance sells will be resale lines.

     During 1998, Allegiance generated $9.8 million of revenue. The majority, $6.9 million, was local service revenue consisting of:

     - the monthly recurring charge for basic service;

     - usage based charges for local calls in certain markets;

     - charges for services, such as call waiting and call forwarding; and

     - to a lesser extent, non-recurring charges, such as charges for additional lines for an existing customer.

     Access charges, which we earn by connecting Allegiance local service customers to their selected long distance carriers for outbound calls or by delivering inbound long distance traffic to Allegiance local service customers, accounted for $2.2 million of Allegiance's 1998 revenues. Some interexchange carriers, including AT&T, have also asked the FCC to take regulatory action to prevent competitive local exchange carriers from charging allegedly "excessive" access charges. Although no complaints have been filed against us, we do provide access service to interexchange carriers and we could be subject in the future to allegations that our charges for this service are unjust and unreasonable. See "Business -- Regulation -- Federal Regulation." As of December 31, 1998, approximately 20% of Allegiance's local service customers had chosen Allegiance as their long distance carrier. Long distance revenues during 1998 amounted to $.7 million. All other sources of revenue accounted for approximately $10,000 during 1998.

     During 1998, Allegiance recognized an insignificant amount of revenue from "reciprocal compensation" generated by having customers of other local exchange carriers calling Internet service providers which are Allegiance customers. Allegiance had no revenue from reciprocal compensation during 1997. Given the uncertainty as to whether reciprocal compensation should be payable in connection with calls to Internet service providers, Allegiance recognizes such revenue only when realization of it is certain, which in most cases will be upon receipt of cash. See "Business -- Regulation -- Federal Regulation" for a discussion of reciprocal compensation.

     The revenue yield, or revenue generated per line per month, was approximately $56.00 for all of 1998. Allegiance received significant orders for lines from certain Internet service providers during the fourth quarter of 1998. As these lines are installed, the current mix between end-user retail lines and Internet service provider wholesale lines will change. However, the switch capacity used for the Internet service provider lines will be well below Allegiance's policy limit of 20%. Internet service provider wholesale lines typically generate approximately half the revenue yield, excluding the reciprocal compensation component of revenue, of that provided by an end-user retail line. The revenue yield may decline during the first half of 1999 as a result of the change in the mix. However, data and Internet services such as frame relay, which is a high speed data service used to transmit data between computers, dedicated and dial-up access to the Internet, web page design, e-mail and domain name service, which we introduced in December 1998, may partially, or perhaps completely, offset the reduction anticipated from the receipt of those orders.

     Although our primary focus is on serving higher margin, higher revenue generating end-user lines, significant Internet wholesale line orders, such as those received during the fourth quarter of 1998, contribute positively to gross margin even excluding the reciprocal compensation component of revenue. For this reason, we will accept such orders in the future but do not plan to allow the installation of such lines to constitute more than 20% of our switch capacity.

     During 1998, Allegiance did not have sales of or revenue from installation of customer premise equipment. Allegiance did not have revenue from system integration activities, wireless, data or Internet services. Allegiance does not plan to sell customer premise equipment or wireless services in the foreseeable future.

     Acquisitions during 1999 may increase revenues and revenue yield. Allegiance has had discussions, and will continue to have discussions in the foreseeable future, concerning potential acquisitions of Internet service providers and other providers of telecommunications services.

     The systems that have historically been used to switch customers from their existing carrier to Allegiance and to begin providing them service generally require multiple entries of customer information by hand and exchanged by fax with the ILEC. In January 1999, Allegiance announced that it had successfully achieved "electronic bonding" between its operations support systems and those of Bell Atlantic in the New York City market with respect to processing local service orders. Electronic bonding is a method in which manual processing and faxing of information is replaced with electronic processing where our computer systems and those of other carriers communicate directly. The manual approach which we must use in the absence of electronic bonding is not only labor intensive, but also creates numerous opportunities for:

     - errors in providing new service and billing;

     - service interruptions;

     - poor customer service; and

     - increased customer turnover.

     These problems create added expenses and decrease customer satisfaction.

     Without electronic bonding, confirmation of receipt and installation of orders has taken from two business days to one month. Electronic bonding is expected to improve productivity by decreasing the period between the time of sale and the time a customer's line is installed. During 1999, Allegiance expects to electronically bond with Bell Atlantic in other markets and with other ILECs. Currently, Allegiance and Bell Atlantic are testing electronic bonding in Boston and Allegiance and Southwestern Bell are testing electronic bonding in Dallas. The early results of these efforts have been encouraging. Allegiance and Pacific Bell are discussing the possibility of using this same template to pass service requests between these parties. Ameritech has also contacted us regarding the initiation of a project to electronically bond.

     Allegiance is also working towards the electronic bonding of its billing process, the process of gathering customer specific information about their current service options and the process of identifying and resolving customer service problems. These additional "electronic bonding" initiatives will require additional capital expenditures and should result in additional efficiencies.

     Network expenses increased from $.2 million in 1997 to $9.5 million in 1998. This sharp increase is consistent with the deployment of our networks and initiation and growth of our services during 1998. Network expenses represent:

     - the cost of leasing high capacity digital lines that interconnect Allegiance's network with ILEC networks;

     - the cost of leasing high capacity digital lines that connect Allegiance's switching equipment to Allegiance transmission equipment located in ILEC central offices;

     - the cost of leasing local loop lines which connect Allegiance's customers to Allegiance's network;

     - the cost of leasing space in ILEC central offices for collocating Allegiance transmission equipment; and

     - the cost of leasing Allegiance's nationwide Internet network.

     The costs to lease local loop lines and high capacity digital lines from the ILECs vary by ILEC and are regulated by state authorities under the Telecommunications Act of 1996. Allegiance believes that in many instances there are multiple carriers in addition to the ILEC from which it can lease high capacity lines, and that Allegiance can generally lease those lines at lower prices than are charged by the ILEC. Allegiance expects that the costs associated with these leases will increase with customer volume and will be a significant part of its ongoing cost of services. The cost of leasing switch sites is also a significant part of Allegiance's ongoing cost of services.

     In constructing its initial switching and transmission equipment for a new market, Allegiance capitalizes only the non-recurring charges associated with its initial network facilities and the monthly recurring costs of those network facilities until the switching equipment begins to carry revenue producing traffic. Typically, the charges for just one to two months are capitalized. We expense the monthly recurring and non-recurring costs resulting from the growth of existing collocation sites, and the costs related to expansion of the network to additional collocation sites in operational markets as we incur these charges.

     In an effort to reduce network expenses, Allegiance is moving to the next stage of its smart build strategy in New York City and Dallas by entering into leases for dark fiber to which Allegiance is installing its own electronic equipment. These leases are accounted for as capital leases. In New York City, Allegiance has entered into an agreement to lease three rings of dark fiber in Manhattan with an extension into Brooklyn. In the Dallas market, Allegiance has reached an agreement to lease one ring of dark fiber in Dallas County. Allegiance anticipates that any future dark fiber leases will have roughly similar terms and conditions and therefore it is likely that such additional dark fiber leases, if any, will also be accounted for as capital leases.

     We expect "reciprocal compensation" costs to be a major portion of our cost of services. Allegiance must enter into an interconnection agreement with the ILEC in each market to make widespread calling available to Allegiance's customers. These agreements typically set the cost per minute to be charged by each party for the calls that are exchanged between the two carriers' networks. Generally, a carrier must compensate another carrier when a local call by the first carrier's customer terminates on the second carrier's network. These reciprocal compensation costs will grow for Allegiance as its customers' outbound call volume grows. We expect, however, to generate increased revenue from the ILECs as inbound calling volume to our customers increases. If our customers' outbound call volume is equivalent to their inbound call volume, our interconnection costs paid to the ILECs will be substantially offset by the interconnection revenues we receive from them.

     The cost of securing long distance service capacity will increase as Allegiance's customers long distance calling volume increases. Allegiance expects that these costs will be a significant portion of its cost of long distance services. Allegiance has entered into one resale agreement with a long distance carrier to provide Allegiance with the ability to provide our customers with long distance service. Allegiance expects to enter into resale agreements for long distance service with other carriers in the future. Such agreements typically provide for the resale of long distance services on a per-minute basis and may contain minimum volume commitments. Allegiance's existing resale agreement, however, does not contain a minimum volume commitment. If Allegiance agrees to minimum volume commitments and fails to meet them, it may be obligated to pay underutilization charges. Under most of these agreements, if a company underestimates its need for transmission capacity and exceeds the maximum amount agreed to under such agreements, it may be required to obtain capacity through more expensive means.

     Allegiance leases high capacity digital lines which comprise its Internet network, and currently has servers in New York, Dallas and San Francisco. The costs of these lines will increase as Allegiance opens new markets and connects the additional markets to its Internet network.

     Selling, general and administrative expenses increased to $46.1 million in 1998 from just $3.4 million in 1997, primarily due to the growth of our business. Selling, general and administrative expenses include salaries and related personnel costs, facilities costs, legal and consulting fees. The number of employees increased to 649 as of December 31, 1998, from 40 as of December 31, 1997. As of December 31, 1998, the sales force, including sales manager and sales administrators, had grown to
295. Allegiance did not employ any account executives, major account managers or sales engineers prior to January 1998. During 1999, Allegiance expects the number of its sales personnel to grow significantly. Allegiance currently does not use agents to sell its services nor does it currently use any print or other media advertising campaigns. As Allegiance continues to grow in terms of number of customers and call volume, we expect that ongoing expenses for customer care and billing will increase.

     The magnitude of our net loss for 1998 is principally due to the management ownership allocation charge, a non-cash charge to income. Allegiance's original private equity fund investors and its original management team investors owned 95.0% and 5.0%, respectively, of the ownership interests of Allegiance Telecom, LLC, an entity that owned substantially all of Allegiance's outstanding capital stock prior to Allegiance's initial public offering of its common stock. As a result of that offering, the assets of Allegiance Telecom, LLC, which consisted almost entirely of such capital stock, were distributed to the original fund investors and management investors in accordance with the Allegiance Telecom, LLC limited liability company agreement. This agreement provided that the equity allocation between the fund investors and management investors would be 66.7% and 33.3%, respectively, based upon the valuation implied by the initial public offering. Under generally accepted accounting principles, Allegiance recorded the increase in the assets of Allegiance Telecom, LLC allocated to the management investors as a $193.5 million increase in additional paid-in capital. Of this charge, we recorded $122.5 million as a non-cash, non-recurring charge to operating expense and $71.0 million as a deferred management ownership allocation charge. We amortized $44.8 million of the deferred charge in 1998. We will further amortize this deferred charge at $18.8 million, $7.2 million and $.2 million during 1999, 2000 and 2001, respectively. This period is the time-frame over which Allegiance has the right to repurchase the securities, at the lower of fair market value or the price paid by the employee, in the event the management employee's employment with Allegiance is terminated.

     In addition to the above expenses, Allegiance recognized $5.3 million and $.2 million amortization of deferred stock compensation expense for the years ended December 31, 1998 and 1997, respectively, also non-cash charges. Such deferred compensation was recorded in connection with membership units of Allegiance Telecom, LLC sold to certain management employees and grants to employees under Allegiance's 1997 Stock Option Plan made prior to Allegiance's initial public offering of common stock.

     Depreciation expense increased from approximately $13,000 in 1997 to $9.0 million in 1998, consistent with the completion of Allegiance's networks and initiation of services in nine markets by December 31, 1998.

     Interest expense for the year ended December 31, 1998 was $39.0 million. There was no interest expense incurred during 1997. Interest expense recorded during 1998 reflects the issuance on February 3, 1998 of 11 3/4% Senior Discount Notes due 2008, and the issuance on July 7, 1998 of 12 7/8% Senior Notes due 2008. See "-- Liquidity and Capital Resources" below for a discussion of these note offerings. Allegiance capitalizes a portion of its interest costs as part of the construction cost of its networks, in accordance with Statement of Financial Accounting Standards No. 34. The amount of interest capitalized during 1998 was $2.8 million. No interest was capitalized during 1997. Interest income during 1998 and 1997 was $19.9 million and $.1 million, respectively, resulting from the investment of excess cash and from U.S. Government securities which we purchased and placed in a pledge account to secure the semi-annual payments of interest through May 2001 on the 12 7/8% Senior Notes due 2008.

     Allegiance has recorded the potential redemption value of its redeemable warrants in the event that they are redeemed at fair market value in February 2008. Amounts are accreted using the effective interest method and management's estimates of the future fair market value of such warrants when redemption is first permitted. Amounts accreted increase the recorded value of such warrants on the balance sheet and result in a non-cash charge to increase the net loss applicable to Allegiance's common stock. Accretion of $.5 million related to the redeemable warrants has been recorded for the year ending December 31, 1998.

     Until the consummation of Allegiance's initial public offering of common stock, Allegiance also recorded the potential redemption values of its redeemable convertible preferred stock, in the event that they would be redeemed at fair market value in August 2004. At the time of the initial public offering, such preferred stock was converted into common stock. Accordingly, the amounts accreted for the redeemable convertible preferred stock were reclassified as an increase to additional paid-in capital in the stockholders' equity section of the balance sheet, and there has been, and will be, no additional accretion of redeemable convertible preferred stock values beyond that point in time. Accretion related to the redeemable convertible preferred stock of $11.5 million was recorded for the year ending December 31, 1998 and $3.8 million was recorded for the year ending December 31, 1997.

     Our net loss for 1998, after the non-cash, one-time management allocation charge and amortization of deferred compensation and a portion of the deferred management allocation charge, but before the accretion of the redeemable convertible preferred stock and redeemable warrants, was $246.5 million and was $3.7 million for the period from inception to December 31, 1997. After deducting accretion of preferred stock and warrant values, the net loss applicable to common stock was $258.5 million and $7.5 million for the year ended December 31, 1998 and for the period from inception to December 31, 1997, respectively.

     Many securities analysts use the measure of earnings before deducting interest, taxes, depreciation and amortization, also commonly referred to as "EBITDA," as a way of evaluating a company. Allegiance had EBITDA loss of $45.8 million and $3.6 million for the year ended December 31, 1998 and for the period from inception to December 31, 1997, respectively. In calculating EBITDA, Allegiance also excludes the non-cash charges to operations for management ownership allocation charge and deferred stock compensation expense totaling $172.6 million and $.2 million for the year ended December 31, 1998 and for the period from inception to December 31, 1997, respectively.

     Allegiance expects to continue to experience increasing operating losses and negative EBITDA as a result of its development activities and as it expands its operations. Allegiance does not expect to achieve positive EBITDA in any market until at least its second year of operation in such market.

LIQUIDITY AND CAPITAL RESOURCES

     Allegiance's financing plan is predicated on the pre-funding of each market's expansion to positive free cash flow. By using this approach, Allegiance avoids being in the position of seeking additional capital to fund a market after Allegiance has already made significant capital investment in that market. We believe that by raising all required capital prior to making any commitments in a market, we can raise capital on more favorable terms and conditions.

     Allegiance plans to establish networks in the 24 largest U.S. metropolitan markets. We estimate that we will need approximately $750 million to $850 million to construct these networks and fund our operating losses in these markets to the point of positive free cash flow. We have raised approximately $554 million in total capital since our inception. We believe that the proceeds from this offering and the borrowings expected to be available under our senior credit facility, together with existing cash, will be sufficient to fund such operating and capital requirements in each of our 24 targeted markets.

     We may decide to seek additional capital in the future to expand our business and sources of additional financing may include vendor financing and/or the private or public sale of Allegiance's equity or debt securities. We cannot assure you, however, that such financing will be available at all or on terms acceptable to Allegiance, or that Allegiance's estimate of additional funds required is accurate.

     The actual amount and timing of Allegiance's future capital requirements may differ materially from its estimates as a result of, among other things:

     - the cost of the development of its networks in each of its markets;

     - a change in or inaccuracy of its development plans or projections that leads to an alteration in the schedule or targets of its roll-out plan;

     - the extent of price and service competition for telecommunications services in its markets;

     - the demand for its services;

     - regulatory and technological developments, including additional market developments and new opportunities, in Allegiance's industry;

     - an inability to borrow under its senior credit facility; and

     - the consummation of acquisitions.

     Allegiance's cost of rolling out its networks and operating its business, as well as its revenues, will depend on a variety of factors, including:

     - its ability to meet its roll-out schedules;

     - its ability to negotiate favorable prices for purchases of equipment;

     - its ability to develop, acquire and integrate the necessary operations support systems and other back office systems;

     - the number of customers and the services for which they subscribe;

     - the nature and penetration of new services that Allegiance may offer; and

     - the impact of changes in technology and telecommunication regulations.

     As such, actual costs and revenues may vary from expected amounts, possibly to a material degree, and such variations are likely to affect Allegiance's future capital requirements.

     Allegiance initially raised approximately $50.1 million from certain members of the Allegiance management team and from affiliates of four private equity investment funds with extensive experience in financing telecommunications companies: Madison Dearborn Capital Partners, Morgan Stanley Capital Partners, Frontenac Company and Battery Ventures.

     On February 3, 1998, Allegiance raised gross proceeds of approximately $250.5 million in an offering of 445,000 units, each unit consisting of one 11 3/4% note and one redeemable warrant. Net proceeds of approximately $240.7 million were received from that offering.

     The 11 3/4% notes have a principal amount at maturity of $445.0 million and an effective interest rate of 12.45%. The 11 3/4% notes mature on February 15, 2008. From and after February 15, 2003, interest on such notes will be payable semi-annually in cash at the rate of 11 3/4% per annum. The accretion of original issue discount will cause an increase in indebtedness from December 31, 1998 to February 15, 2008 of $174.5 million.

     Allegiance completed the initial public offering of its common stock and the offering of the 12 7/8% notes early in the third quarter of 1998. Allegiance raised net proceeds of approximately $124.8 million from the offering of these notes and approximately $137.8 million from its initial public offering of common stock.

     The 12 7/8% notes mature on May 15, 2008. Interest on these notes is payable in cash semi-annually, commencing November 15, 1998. The 12 7/8% notes were sold at less than par, resulting in an effective rate of 13.24%, and the value of the 12 7/8% notes is being accreted, using the effective interest method, from the $200.9 million gross proceeds realized at the time of the sale to the aggregate value at maturity, $205.0 million, over the period ending May 15, 2008. In connection with the sale of the 12 7/8% notes, Allegiance purchased U.S. Government securities for approximately $69.0 million and placed them in a pledge account to fund interest payments for the first three years the 12 7/8% notes are outstanding. The first interest payment was made in November 1998. Such U.S. Government securities are reflected in the balance sheet as of December 31, 1998, at an accreted value of approximately $62.2 million, $25.5 million of which we classified as current assets and $36.7 million of which we classified in other non-current assets.

     Allegiance made capital expenditures of $21.9 million and $113.5 million during 1997 and 1998, respectively, for property, plant, equipment, software and hardware necessary in deploying its networks in nine markets and providing operations and other support systems necessary in conducting its business. Allegiance also used capital during 1998 to fund its operations; excess cash was used to purchase short-term investments and money market investments.

     On December 31, 1998, Allegiance had transmission equipment collocated in 101 ILEC central offices. Allegiance anticipates that it will more than double its number of collocations during 1999. As of December 31, 1998, Allegiance had committed $17.1 million of its capital for switching equipment and switch facilities and $3.2 million for dark fiber leases. Under Allegiance's current business plans, it plans to make approximately $250 million in capital expenditures in 1999, including purchases of switching equipment, switch and sales facilities, transmission equipment and collocation facilities.

     As of December 31, 1998, Allegiance had approximately $405.9 million of cash and short-term investments. This amount excludes the $62.2 million of restricted U.S. Government securities that have been placed in a pledge account.

     On April 1, 1999, we entered into a credit agreement and related guaranty agreement with Goldman Sachs Credit Partners L.P., TD Securities (USA) Inc., Morgan Stanley Senior Funding, Inc. and various other lenders that provides for a $225 million senior secured revolving credit facility maturing December 31, 2005 for a subsidiary of Allegiance Telecom, Inc. This revolving facility will be available, subject to satisfaction of certain terms and conditions, to provide purchase money financing for the acquisition, construction and improvement of telecommunications assets by Allegiance's operating subsidiaries. Borrowings under the facility will not be available until we reach certain financial and operating objectives, and then will only be available to the extent we have achieved certain further objectives and have maintained certain financial ratios and covenants. See the discussion under "Description of Certain Indebtedness -- Revolving Credit Facility." Based on Allegiance's current business plan, we do not expect to draw on this facility until 2000.

     The facility is structurally senior to Allegiance's 12 7/8% notes and 11 3/4% notes issued in 1998. The facility is secured by substantially all of the assets of Allegiance's subsidiaries and the stock of the Allegiance borrowing subsidiary and is guaranteed by Allegiance Telecom, Inc. Interest rates under the facility are tied to the level of debt compared to consolidated EBITDA and are initially expected to be the London Interbank Offering Rate + 3.75%. The current commitment fee on the undrawn portion of the facility is 1.50% of the total amount of the facility, with step-downs based on utilization. The facility also contains certain representations, warranties, covenants and events of default customary for credits of this nature and otherwise agreed upon by the parties. See the section titled "Description of Certain
Indebtedness -- Revolving Credit Facility" for a further discussion of this credit facility.

     Allegiance's earnings for the year ended December 31, 1998 and for the period from inception on April 22, 1997 through December 31, 1997 were insufficient to cover fixed charges by approximately $249.3 million and $3.7 million, respectively. After giving pro forma effect to the increase in interest expense resulting from the issuance of the 12 7/8% notes and the 11 3/4% notes and giving effect to $12.6 million and $171.7 million of management ownership allocation charge to be recorded in connection with the initial public offering of common stock, Allegiance's earnings would have been insufficient to cover fixed charges by approximately $285.1 million and $216.6 million, for the year ended December 31, 1998 and for the period from inception on April 22, 1997 through December 31, 1997, respectively.

IMPACT OF THE YEAR 2000

     The "year 2000" issue generally describes the various problems that may result from the improper processing of dates and date-sensitive transactions by computers and other equipment as a result of computer hardware and software using two digits to identify the year in a date. If a computer program or other piece of equipment fails to properly process dates including and after the year 2000, date-sensitive calculations may be inaccurate. The failure to process dates could result in network and system failures or miscalculations causing disruptions in operations including, among other things, a temporary inability to process transactions, send invoices or engage in other routine business activities.

     State of Readiness. Generally, Allegiance has identified two areas for year 2000 review: internal systems and operations, and external systems and services. As a new enterprise, Allegiance does not have older systems that are not year 2000 ready. As it develops its network and support systems, Allegiance intends to ensure that all systems will be year 2000 ready. Allegiance is purchasing its operations support systems with express specifications, warranties and remedies that all systems be year 2000 ready. In addition, Allegiance requires all vendors supplying third party software and hardware to warrant year 2000 readiness. However, there can be no assurance until the year 2000 that all systems will then function adequately. Also, Allegiance intends to sell its telecommunications services to companies that may rely upon computerized systems to make payments for such services, and to interconnect certain portions of its network and systems with other companies' networks and systems. These transactions and interactions could expose Allegiance to year 2000 problems.

     Allegiance is in the process of conducting a company-wide inventory of all computer systems on which the company relies, both within and outside of Allegiance. This inventory is scheduled to be completed by the end of May 1999. Allegiance will use this inventory to contact its external suppliers, vendors and providers to obtain information about their year 2000 readiness and, based on that information, will assess the extent to which these external information technology and non-information technology systems, including embedded technology, could cause a material adverse effect on Allegiance's operations in the event that the systems fail to properly process date-sensitive transactions after December 31, 1999.

     Allegiance's assessment of its year 2000 readiness will be ongoing as it continues to develop its own operations support systems and becomes reliant on the systems of additional third parties as a result of the geographic expansion of its business into additional markets. As a result, Allegiance may in the future identify a significant internal or external year 2000 issue which, if not remedied in a timely manner, could have a material adverse effect on Allegiance's business, financial condition and results of operations.

     Costs to Address Year 2000 Issues. Allegiance has used its internal information technology and other personnel, in identifying year 2000 issues. Allegiance does not anticipate any significant costs to make its internal systems year 2000 compliant because it does not expect any remediation to be required and does not expect to make material expenditures for outside consultants to assist Allegiance in its effort to address year 2000 issues. Because no material year 2000 issues have yet been identified in connection with external sources, Allegiance cannot reasonably estimate costs that may be required for remediation or for implementation of contingency plans. As Allegiance gathers information relating to external sources of year 2000 issues, Allegiance will reevaluate its ability to estimate costs associated with year 2000 issues. There can be no assurance that as additional year 2000 issues are addressed, Allegiance's costs to remediate such issues will be consistent with its historical costs.

     Risks of Year 2000 Issues. Allegiance cannot reasonably ascertain the extent of the risks involved in the event that any one system fails to process date-sensitive calculations accurately because it has not identified any material year 2000 issues. Potential risks include:

     - the inability to process customer billing accurately or in a timely manner;

     - the inability to provide accurate financial reporting to management, auditors, investors and others;

     - litigation costs associated with potential suits from customers and investors;

     - delays in implementing other information technology projects as a result of work by internal personnel on year 2000 issues;

     - delays in receiving payment or equipment from customers or suppliers as a result of their systems' failure; and

     - the inability to occupy and operate in a facility.

     Any one of these risks, if they materialize, could individually have a material adverse effect on Allegiance's business, financial condition or results of operations.

     All of Allegiance's information technology and non-information technology systems and products relating to Allegiance's external issues are manufactured or supplied by other companies outside of Allegiance's control. As a result, we cannot assure you that the systems of any of those companies will be year 2000 ready. In particular, Allegiance will be dependent upon other ILECs, long distance carriers and other companies for interconnection and completion of off-network calls. These interconnection arrangements are material to Allegiance's ability to conduct its business and failure by any of these providers to be year 2000 ready may have a material adverse effect on Allegiance's business in the affected market. Moreover, although Allegiance has taken every precaution to purchase its internal systems to be fully year 2000 ready, there can be no assurance that every vendor will fully comply with the contract requirements. If some or all of Allegiance's internal and external systems fail or are not year 2000 ready in a timely manner, there could be a material adverse effect on Allegiance's business, financial condition or results of operations.

     Contingency Plans. Even though Allegiance has not identified any specific year 2000 issues, Allegiance believes that the design of its networks and support systems could provide Allegiance with certain operating contingencies in the event material external systems fail. In all of its markets, however, Allegiance has or intends to establish interconnection agreements with the ILECs and other regional and international carriers. If one of these carriers fails for any reason, including year 2000 problems, there may be little Allegiance can do to mitigate the impact of such a failure on Allegiance's operations. Allegiance has attempted to ensure that its own operating facilities and systems are fully backed up with auxiliary power generators capable of operating all equipment and systems for indeterminate periods should power supplies fail, subject to the availability of fuel to run these generators. Allegiance also has the ability to relocate headquarters and administrative personnel to other Allegiance facilities should power and other services at its Dallas headquarters fail. Because of the inability of Allegiance's contingency plans to eliminate the negative impact that disruptions in ILEC service or the service of other carriers would create, there can be no assurance that Allegiance will not experience numerous disruptions that could have a material effect on Allegiance's operations.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     Allegiance's investment policy is limited by its existing bond indentures. Allegiance is restricted to investing in financial instruments with a maturity of one year or less. The indentures require investments in high quality instruments, such as obligations of the U.S. Government or any agency thereof guaranteed by the United States of America, money market deposits, and commercial paper with a rating of A1/P1.

     Allegiance is thus exposed to market risk related to changes in short-term interest rates. Allegiance manages these risks by closely monitoring market rates and the duration of its investments. Allegiance does not enter into financial or commodity investments for speculation or trading purposes and is not a party to any financial or commodity derivatives.

     Interest income earned on Allegiance's investment portfolio is affected by changes in short-term U.S. interest rates. Allegiance believes that it is not exposed to significant changes in fair value because of its conservative investment strategy. However, the estimated interest income for the calendar year 1999, based on the average 1998 earned rate on investments, is $13.6 million and assuming a 100 basis point drop in the average rate, Allegiance would be exposed to a $2.5 million reduction in interest income for the year. The following table illustrates this impact on a quarterly basis:

                                                                              QUARTER ENDING
                                                              ----------------------------------------------
                                                              MARCH     JUNE    SEPTEMBER   DECEMBER
                                                               1999     1999      1999        1999     TOTAL
                                                              ------   ------   ---------   --------   -----
                                                                             ($S IN MILLIONS)
Estimated Average Outstanding Balance.......................  $367.4   $290.7    $213.9      $131.8
Estimated Interest Earned at Estimated Rate of 5.4% at
  December 31, 1998.........................................  $ 5.0    $  3.9    $  2.9      $  1.8    $13.6
Estimated Impact of Interest Rate drop......................  $ 0.9    $  0.7    $  0.6      $  0.3    $ 2.5

     Allegiance has outstanding long term, fixed rate notes, not subject to interest rate fluctuations.

                                    BUSINESS

OVERVIEW

     Allegiance seeks to be a premier provider of telecommunications services to business, government and other institutional users in 24 of the largest major metropolitan areas across the United States. Allegiance offers an integrated set of telecommunications products and services including local exchange, local access, domestic and international long distance, enhanced voice, data and a full suite of Internet services. Allegiance generally prices these services at a discount of 5% to 15% below the prices charged by the incumbent local exchange carriers. Allegiance was founded in April 1997 by a management team led by Royce
J. Holland, the former President, Chief Operating Officer and co-founder of MFS Communications, and Thomas M. Lord, former Managing Director of Bear, Stearns & Co. Inc., where he specialized in the telecommunications, information services and technology industries.

     Allegiance believes that the Telecommunications Act, by opening the local exchange market to competition, has created an attractive opportunity for new facilities-based competitive local exchange carriers like Allegiance. Most importantly, the Telecommunications Act stated that these carriers, known as CLECs, should be able to lease the various elements of the ILECs' networks, which are necessary for the cost-effective provision of service. This aspect of the Telecommunications Act, which is referred to as "unbundling" the ILEC networks, has enabled Allegiance to deploy digital switches with local and long distance capability and lease fiber optic lines from the ILECs, other CLECs, and other telecommunications companies to connect Allegiance's switch with its transmission equipment located in ILEC central offices. Once traffic volume growth justifies further capital investment, Allegiance may lease dark fiber or construct its own fiber network.

     Allegiance has developed procedures, together with its back office systems vendors, MetaSolv, DSET, Lucent and Intertech, that it believes will provide it with a significant competitive advantage in terms of reducing costs, processing large order volumes and providing customer service. Back office systems enable a phone company to enter, schedule and track a customer's order from the point of sale to the installation and testing of service. These systems also include or interface with trouble management, inventory, billing, collection and customer service systems.

     Allegiance is determined to achieve electronic bonding, the on-line and real-time connection of Allegiance's operations support systems with those of the ILECs, with each of the incumbent telecommunications companies in most of its markets by the end of 1999. On January 8, 1999, Allegiance and Bell Atlantic became the first facilities-based CLEC and ILEC to formally engage in electronic bonding after working since April 1998 to develop the necessary software and processes. This will allow Allegiance to create service requests on-line, leading to faster installations of customer orders through a reduction in errors associated with multiple manual inputs. Allegiance expects electronic bonding to improve productivity by decreasing the period between the time of sale and the time a customer's line is installed in the Allegiance network. In addition, Allegiance expects that the simplified process will reduce selling, general and administrative costs.

     Allegiance believes that it will be some time before many other CLECs and telecommunications service companies will be able to implement similar electronic bonding systems. Unlike Allegiance, which is a new company designing its systems specifically for electronic bonding, most of these other carriers have systems that have been in place for years and already support a large number of customers with ongoing service. Updating these systems can therefore disrupt service and be much more costly and time consuming.

     Allegiance intends to continue network deployment of its initial 24 markets. Allegiance estimates that these 24 markets will include more than 21 million non-residential access lines. According to Allegiance estimates, this represents approximately 44.7% of the total non-residential access lines in the U.S. With a strategy focusing on the central business districts and suburban commercial districts in these areas, Allegiance plans to address a majority of the non-residential access lines in most of its targeted markets.

     As of April 14, 1999, Allegiance was operational in thirteen markets: New York City, Dallas, Atlanta, Fort Worth, Chicago, Los Angeles, San Francisco, Boston, Oakland, Philadelphia, Washington, D.C., San Jose and Houston. As of such date, Allegiance was in the process of deploying networks in four other markets: Long Island, Northern New Jersey, Orange County and San Diego.

BUSINESS STRATEGY

     To accomplish its goal of becoming a premier provider of telecommunications services to business, government, and other institutional users in major U.S. metropolitan areas, Allegiance has developed a customer-focused business strategy designed to achieve significant market penetration and deliver superior customer care while maximizing operating margins. The key components of this strategy include the following:

     Leverage Proven Management Team. Allegiance's veteran management team has extensive experience and past successes in the CLEC industry. Allegiance believes that its ability to combine and draw upon the collective talent and expertise of its senior management gives it a competitive advantage in the effective and efficient execution of network deployment, sales, provisioning, service installation, billing and collection, and customer service functions. Allegiance's Chairman and Chief Executive Officer, Royce J. Holland, has more than 25 years of experience in the telecommunications and energy industries, including as President, Chief Operating Officer and co-founder of MFS Communications, one of the first companies to compete with the ILECs. Under his leadership, MFS Communications grew from a start-up operation to become the largest competitor to the incumbent local exchange carriers. It grew to $1.1 billion in revenues before its acquisition by WorldCom, Inc. in 1996. Dan Yost, the President and Chief Operating Officer of Allegiance, has more than 26 years of telecommunications industry experience, including experience as President and Chief Operating Officer of Netcom On-Line Communications Services, Inc. from July 1997 to February 1998, and as President, Southwest Region of AT&T Wireless Services, Inc. from June 1994 to July 1997. Other key Allegiance executives have significant experience in the critical functions of network operations, sales and marketing, back office and operations support systems, finance and regulatory affairs.

     Target Customers with Integrated Service Offerings. Allegiance focuses principally on customers in the business, government and other institutional market segments. The majority of our customers are small and medium-sized businesses, to which we offer "one-stop shopping" by giving them the ability to purchase a comprehensive package of communications services from a single supplier. We also offer convenient integrated billing and a single point of contact for sales and service. We offer the following services in most of our markets:

     - local and long distance services,

     - local area network interconnection,

     - frame relay, a high speed data service used to transmit data between computers and designed to operate at higher speeds,

     - Internet services, and

     - Integrated Services Digital Network ("ISDN"), an internationally agreed upon standard which, through special equipment, allows two-way, simultaneous voice and data transmission in digital formats over the same transmission line.

     In addition, we expect to offer the following services beginning in 1999:

     - Digital Subscriber Lines ("DSL"), which allow high speed digital connection for carrying voice and data traffic over copper lines,

     - Web page design, and

     - Web server hosting.

     These comprehensive services are generally not available from the ILECs, or available only at high prices. By offering a comprehensive package of communications services together with traditional local and long distance services, we believe that we can accelerate our ability to establish new customer accounts and reduce the number of customers who discontinue our services and switch to other telecommunications providers.

     For large businesses and government and other institutional users, which typically obtain telecommunications services from a variety of suppliers, we focus primarily on capturing a significant portion of these customers' local exchange, intraLATA toll, which are the calls that fall within a local service area, and data traffic. Although we will principally target end-users in markets where we believe we can achieve significant market penetration by providing superior customer care at competitive prices, we may augment our core business strategy by selectively supplying wholesale services including equipment collocation and facilities management services to Internet service providers.

     Utilize "Smart Build" Strategy to Maximize Speed to Market and Minimize Investment Risk. We will continue to pursue what we refer to as a "smart build" strategy. Under this strategy, we

     - purchase and install switches;

     - locate our equipment in the central office facilities of incumbent local exchange carriers; and

     - lease unbundled network elements from the incumbent local exchange carriers until growth justifies our ownership of additional network assets.

     Once traffic volume justifies further investment, we may then lease dark fiber or construct our own fiber network.

     We believe that this smart build strategy offers a number of economic benefits. First, the strategy allows us to enter into a new market in a six- to nine-month time frame, less than half the 18-24 months generally required under the traditional "build first, sell later" approach required before the Telecommunications Act established a framework for CLECs to acquire unbundled network elements. We believe that this smart build strategy has the additional advantage of reducing initial capital requirements in each market, allowing us to focus our initial capital resources on the critical areas of sales, marketing and operations support systems, instead of on constructing extensive fiber optic networks to each customer.

     We are currently implementing this smart build strategy in all of our networks where we lease high capacity circuits to connect the central office facilities of incumbent local exchange carriers with our switches. In New York City, we are moving to the next stage of our smart build strategy, by leasing a thirty-mile dark fiber ring in Manhattan which extends into Brooklyn. We are in the process of leasing a dark fiber ring in the Dallas market.

     Achieve Broad Coverage of Attractive Areas within Each Targeted Market. As a result of the substantial up-front capital requirements necessary to construct metropolitan area fiber networks, CLECs have traditionally limited their initial networks to highly concentrated downtown areas, which limits their ability to provide service to customers in other attractive, but geographically dispersed, markets. We prepare a detailed, "bottoms-up" analysis of a market's local exchange areas using FCC and demographic data. We use this analysis, together with estimates of the costs and potential benefits of addressing particular service areas to:

     - identify attractive markets;

     - determine the optimal concentration of areas to be served; and

     - develop our schedule for deploying and expanding our network.

     This will enable us to address the most attractive service areas throughout each of our target markets, such as suburban business parks and concentrated downtown areas, without having to construct our own fiber network to the customer premises in each of these areas.

     Maximize Operating Margins by Emphasizing Facilities-Based Services. We believe that by using our own facilities to provide local exchange, local access, and long distance service, we should generate significantly higher gross margins than we could obtain by reselling services provided entirely on another carrier's facilities. As a result, we focus our marketing activities on areas where we can serve customers through a direct connection using unbundled loops or high capacity circuits connected to our facilities. We generally resell ILEC services only to provide comprehensive geographical service coverage to customers with multiple sites where the customer is physically connected to our switches and which can be addressed by our facilities-based services, and a few off-switch sites, which can be addressed only by reselling ILEC services.

     Build Market Share by Focusing on Direct Sales. We use a direct sales force to sell directly to customers and provide them personalized customer care through a single point of contact. By using this approach, we hope to maximize our market share, particularly among small and medium-sized businesses. We believe that ILECs have generally neglected to target small and medium-sized business customers with direct sales efforts. Our sales management team is composed of executives with experience in managing a large number of direct sales specialists in the telecommunications and data networking industries. Additionally, we believe that we can attract and retain highly qualified sales and support personnel by offering them the opportunity to:

     - work with an experienced and success-proven management team in building a developing, entrepreneurial company;

     - market a comprehensive set of products and services and customer care options; and

     - participate in the potential economic returns made available through a results-oriented compensation package emphasizing sales commissions and stock options.

     Develop Efficient Automated Back Office Systems. We intend to automate most of the processes involved in switching a customer to our networks. Our goal is to accelerate the time between customer order and service installation, reduce overhead costs and improve customer service. To achieve this goal, we are developing, acquiring and integrating information technology systems to support our operations, and we are establishing an electronic bonding arrangement with the incumbent local exchange carriers. To address these critical issues, we have hired an experienced team of engineering and information technology professionals. This team is working to develop, with the assistance of key third party vendors, operations support systems that synchronize multiple tasks such as provisioning, customer service and billing and provide management with timely operating and financial data to most efficiently direct network, sales and customer service resources. In addition, with electronic bonding, we should be able to provide better customer care since we will be able to more readily pinpoint any problems with a customer's order. See "-- Information Systems" for a discussion of electronic bonding.

     Expand Through Potential Acquisitions. We plan to pursue strategic acquisitions to accelerate our market penetration, expand our customer base, and acquire additional experienced management.

MARKET OPPORTUNITY

     U.S. Census Bureau data indicates that the United States communications services market, including cable television, but excluding Internet access and content, in 1997 totaled approximately $256 billion in annual revenue. As depicted on the chart below, wireline telecommunications services, other than Internet access and content, purchased by non-residential users accounted for about 44%, or approximately $113 billion, of the total U.S. market in 1997:
                        [US COMMUNICATIONS MARKET GRAPH]

     The major segments of the non-residential wireline telecommunications services market, based on U.S. Census Bureau data, are as follows:
           [NON-RESIDENTIAL WIRELINE TELECOMMUNICATIONS MARKET GRAPH]

     Traditional voice traffic accounted for the vast majority of non-residential communications revenue in 1997, with local exchange and exchange access accounting for over half of the total non-residential wireline telecommunications market, excluding Internet access and content. Due to its rapid growth, estimates of data and Internet services revenue are not as well established as those relating to traditional voice traffic communications. However, Allegiance believes that a significant market opportunity exists for providers of non-residential Internet services.

     Allegiance believes that the rapid opening of the local market to competition, accelerated growth rates in local traffic related to increases in Internet access, the desire for multiple suppliers by large businesses, and the desire for "one-stop shopping" by small and medium-sized businesses and consumers, presents an opportunity for new entrants to achieve product differentiation and significant penetration into this very large, established market. Success in this environment will, in the opinion of management, depend primarily on speed-to-market, marketing creativity, superior customer service, and a CLEC's ability to provide competitively priced services rapidly and accurately and to issue concise, accurate integrated billing statements.

ALLEGIANCE'S TELECOMMUNICATIONS SERVICES

     Allegiance tailors its service offerings to meet the specific needs of the business, government, and other institutional customers in its target markets. Management believes that Allegiance's close contact with customers from its direct sales force and customer care personnel will enable it to tailor its service offerings to meet customers' needs and to creatively package its services to provide "one-stop shopping" solutions for those customers.

     Local Exchange Services. Allegiance offers local telephone services, including local dial tone as well as other features such as:

     - call forwarding;

     - call waiting;

     - dial back;

     - caller ID; and

     - voice mail.

     By offering dial tone service, Allegiance also receives originating and terminating access charges for interexchange calls placed or received by its subscribers.

     Private Branch Exchange/Shared Tenant Services. In areas where telephone density is high and most telephone customers desire similar services, such as office buildings, apartments, condominiums or campus-type environments, a private branch exchange or services such as Centrex are among the most efficient means of providing telephone services. A private branch exchange, also known as "PBX," is a switching system located within an office building and owned by a customer which allows calls from the outside to be routed directly to the individual instead of through a central number. PBX also allows for calling within an office by way of four digit extensions. Centrex is a service that offers features similar to those of a PBX, except that the switching equipment is located at the telephone carrier's premises and not at the customer's premises. The use of the Centrex service eliminates the need for large capital expenditures on a PBX. Allegiance intends to offer these services in areas where market potential warrants.

     Integrated Services Digital Network and High Speed Data
Services. Allegiance offers high speed data transmission services, such as:

     - wide area network interconnection, which are remote computer communications systems that allow file sharing among geographically distributed workgroups; wide area networks typically use links provided by local telephone companies; and

     - broadband Internet access, also known as "wideband," which allows large quantities of data to be transmitted simultaneously.

     These services may be provided via frame relay and dedicated point-to-point connections. In order to provide these services, Allegiance intends to utilize leased high capacity connections, such as multiple DS-1, DS-3, T1 or T3 connections, to medium- and large-sized business, government and other institutional customers. Allegiance may also employ DSL and/or ISDN connections over unbundled copper wire connections to smaller business users whose telecommunications requirements may not justify such high capacity connections or which are located in areas where T1 connections are not available.

     Interexchange/Long Distance Services. Allegiance offers a full range of:

     - domestic long distance services, such as:

      -- interLATA, which are calls that pass one "Local Access and Transport
         Area" or "LATA" to another, and such calls must be carried across the LATA boundary by a long-distance carrier,

      -- intraLATA, which is a call that falls within the local service area of a single local telephone company, and

     - international long distance services.

     These services include "1+" outbound calling, inbound toll free service, and such complementary services as calling cards, operator assistance, and conference calling.

     Enhanced Internet Services. Allegiance offers dedicated and dial-up high speed Internet access services via conventional modem connections, ISDN, and T1 and higher speed dedicated connections. In addition, Allegiance expects to offer DSL services beginning in 1999. Dedicated access services are telecommunications lines dedicated or reserved for use by particular customers.

     Web Site Design and Hosting Services. Allegiance plans to offer Web site design services and Web site hosting on its own computer servers to provide customers with a complete, easy to use key solution that gives them a presence on the World Wide Web.

     Facilities and Systems Integration Services. Allegiance offers individual customers assistance with the:

     - design and implementation of complete, easy to use solutions in order to meet their specific needs, including the selection of the customer's premises equipment, interconnection of local area networks and wide area networks, and

     - implementation of virtual private networks. Virtual private networks simulate private line networks without actually building a private network and offer special services such as abbreviated dialing, where a customer can call between offices in different area codes without having to dial all eleven digits.

     Wholesale Services to Internet Service Providers. Allegiance believes that with the recent growth in demand for Internet services, numerous Internet service providers are unable to obtain network capacity rapidly enough to meet customer demand and eliminate network congestion problems. Allegiance plans to supplement its core customer product offerings by providing a full array of local services to Internet service providers, including telephone numbers and switched and dedicated access to the Internet.

SALES AND CUSTOMER SUPPORT

     Allegiance offers an integrated package of local exchange, local access, domestic and international long distance, enhanced voice, data, and a full suite of Internet services to small and medium-sized businesses. Unlike large corporate, government, or other institutional users, small and medium-sized businesses often have no in-house telecommunications manager. Based on management's previous experience, Allegiance believes that a direct sales and customer care program focusing on complete, "one-stop shopping" solutions will have a competitive advantage in capturing this type of customer's total telecommunications traffic.

     Although the vast majority of Allegiance's sales force is focused primarily on the small and medium-sized business segment, Allegiance also provides services to large business, government, and other institutional users, as well as to Internet service providers, and expects that a significant portion of its initial revenue will come from these segments. Therefore, Allegiance has organized its sales and customer care organizations to serve each of these three market segments. Sales and marketing approaches in the telecommunications market are market-segment specific, and Allegiance believes the following are the most effective approaches with respect to its three targeted market segments:

     - Small/medium businesses -- Allegiance uses direct sales.

     - Large business, government, and other institutional users -- Allegiance uses account teams, established business relationships, applications sales and technical journal articles, and is an exhibitor at trade shows.

     - Wholesale carriers, primarily Internet service providers -- Allegiance uses direct sales, established business relationships, and competitive pricing.

     Allegiance organizes account executives into teams of six to eight persons with a team manager and a sales support specialist. These teams utilize telemarketing to "qualify" leads and set up initial appointments. Allegiance closely manages account executives with regard to the number of sales calls per week, with the goal of eventually calling on every prospective business customer in an account executive's sales territory. Allegiance uses commission plans and incentive programs to reward and retain the top performers and encourage strong customer relationships. The sales team managers for each market report to a city sales vice president who in turn reports to a regional vice president.

     Allegiance's wholesale sales to Internet service providers are performed by account executives reporting to the vice president of national accounts. The vice president of national accounts also has responsibility for large corporate, government, and other institutional accounts, with designated national account managers and sales support personnel assigned to the major accounts. Unlike the small and medium-sized business segment, the national account program is being built by recruiting national account managers with established business relationships with large corporate accounts, supported by technical applications personnel and customer care specialists.

     Allegiance has focused its efforts on developing a personalized customer care program. Allegiance's customer service representatives are available seven days a week, 24 hours a day. In addition, Allegiance uses customer care specialists to support its national accounts.

INFORMATION SYSTEMS

     Allegiance is continuing to develop its tailored information systems and procedures for operations support and other back office systems that it believes will provide a significant competitive advantage in terms of cost, processing large order volumes, and customer service. These systems are required to enter, schedule, provision, and track a customer's order from the point of sale to the installation and testing of service and also include or interface with trouble management, inventory, billing, collection and customer service systems. The existing systems currently employed by most ILECs, CLECs and long distance carriers, which were developed prior to the passage of the Telecommunications Act, generally require multiple entries of customer information to accomplish order management, provisioning, switch administration and billing. This process is not only labor intensive, but it creates numerous opportunities for errors in provisioning service and billing, delays in installing orders, service interruptions, poor customer service, increased customer turnover, and significant added expenses due to duplicated efforts and decreased customer satisfaction.

     Allegiance believes that the practical problems and costs of upgrading existing systems are often prohibitive for companies whose existing systems support a large number of customers with ongoing service. Because Allegiance does not have systems designed prior to the expanded interaction between CLECs and ILECs introduced by the Telecommunications Act, Allegiance's team of engineering and information technology professionals experienced in the CLEC industry is free to develop operations support and other back office systems designed to facilitate a smooth, efficient order management, provisioning, trouble management, billing and collection, and customer care process. See "Risk Factors -- We Are Dependent on Effective Billing, Customer Service and Information Systems and We May Have Difficulties in Developing These Systems."

     Order Management. Allegiance is licensing MetaSolv's order management software. This product allows the sales team not only to enter customer orders onsite, via computer and/or over the Internet, but also to monitor the status of the order as it progresses through the service initiation process.

     Provisioning Management. The licensed order management software also supports the design and management of the provisioning process, including circuit design and work flow management. The system has been designed to permit programming into the system of a standard schedule of tasks which must be accomplished in order to initiate service to a customer, as well as the standard time intervals during which each such task must be completed. This way, when a standard order is selected in the system, each required task in the service initiation process can be efficiently managed to its assigned time interval.

     External Interfaces. Several external interfaces are required to initiate service for a customer. While some of these are automated via gateways from the order management software, the most important interfaces, those to the ILEC, have generally been accomplished via fax or e-mail. In an effort to make this process more efficient, Allegiance and Bell Atlantic announced on January 8, 1999, the first implementation of electronic bonding between the operations support system of a facilities-based CLEC and an ILEC.

     Electronic bonding will allow Allegiance to access data from the ILEC, submit service requests electronically, and more quickly attend to errors in the local service request form because an order is bounced back immediately if the ILEC determines that there is a mistake. As a result, Allegiance expects to be able to eventually reduce the time frame required to switch service to Allegiance from approximately 25 business days to as low as five business days, as compared to three days currently required to switch to a new long distance carrier. Electronic bonding should also enable Allegiance to improve its ability to provide better customer care since Allegiance will more readily be able to pinpoint where any problems may have occurred with a customer's order.

     Network Element Administration. Allegiance licenses their software for administrating each element of the Allegiance network. Allegiance is currently developing an interface between its order management system and the network element manager to integrate data integrity and eliminate redundant data entry.

     Customer Billing. Allegiance has selected a billing services provider which credits the collections made to Allegiance's lock-box. Customer information is electronically interfaced with this provider from Allegiance's order management system via a gateway, thereby integrating all repositories of information. We are continuing to develop other enhancements to the gateway.

     Billing Records. Local and intraLATA billing records are generated by the Lucent Series 5ESS(R)-2000 switches to record customer calling activity. InterLATA billing records are generated by the long distance carrier with whom Allegiance has a resale agreement, to record customer calling activity. These records will be automatically processed by the billing services provider in order to calculate and produce bills in a customer-specified billing format.

NETWORK DEPLOYMENT

     As of April 14, 1999, Allegiance was operational in thirteen markets: New York City, Dallas, Atlanta, Fort Worth, Chicago, Los Angeles, San Francisco, Boston, Oakland, Philadelphia, Washington, D.C., San Jose and Houston. As of such date, Allegiance was in the process of deploying networks in four other markets: Long Island, Northern New Jersey, Orange County and San Diego.

     The following table sets forth the initial markets targeted by Allegiance and the current buildout schedule. The order and timing of network deployment may vary and will depend on a number of factors, including recruiting city management, the regulatory environment, Allegiance's results of operations and the existence of specific market opportunities, such as acquisitions. Allegiance may also elect not to deploy networks in each such market.

                       MARKET SIZE AND BUILDOUT SCHEDULE

                                              ESTIMATED TOTAL        % OF TOTAL            INITIAL
                                              NON-RESIDENTIAL   U.S. NON-RESIDENTIAL   FACILITIES-BASED
MARKET                                        ACCESS LINES(1)     ACCESS LINES(2)      SERVICE DATE(3)
------                                        ---------------   --------------------   ----------------
                                                (THOUSANDS)
New York City...............................       3,298(4)              6.7%(4)       March 1998
Dallas, TX..................................         867(5)              1.8%(5)       April 1998
Atlanta, GA.................................         612                 1.2%          April 1998
Fort Worth, TX..............................          --(5)               --(5)        July 1998
Chicago, IL.................................       1,951                 4.0%          September 1998
Los Angeles, CA.............................       3,430(6)              7.0%(6)       October 1998
San Francisco, CA...........................       2,148(7)              4.4%(7)       November 1998
Boston, MA..................................         649                 1.3%          December 1998
Oakland, CA.................................          --(7)               --(7)        December 1998
Philadelphia, PA............................       1,754                 3.6%          February 1999
Washington, D.C. ...........................         871                 1.8%          March 1999
San Jose, CA................................          --(7)               --(7)        March 1999
Houston, TX.................................         765                 1.6%          April 1999
Northern New Jersey.........................          --(4)               --(4)        1999
Orange County, CA...........................          --(6)               --(6)        1999
San Diego, CA...............................         790                 1.6%          1999
Long Island, NY.............................          --(4)               --(4)        1999
Baltimore, MD...............................         639                 1.3%          1999
Detroit, MI.................................         821                 1.7%          1999
Denver, CO..................................         632                 1.3%          2000
Seattle, WA.................................         779                 1.6%          2000
Cleveland, OH...............................         654                 1.3%          2000
Miami, FL...................................         769                 1.6%          2000
St. Louis, MO...............................         449                 0.9%          2000
                                                  ------                ----
          Total.............................      21,878                44.7%
                                                  ======                ====

---------------

(1) Data as of December 31, 1996.

(2) Based on an estimated 49.0 million U.S. non-residential access lines as of December 31, 1996.

(3) Refers to the first month during which Allegiance could offer facilities-based service or the year during which Allegiance expects to be able to offer facilities-based service based on its current business plan.

(4) Data for New York City also includes Northern New Jersey and Long Island,
    NY.

(5) Data for Dallas, TX also includes Fort Worth, TX.

(6) Data for Los Angeles, CA also includes Orange County, CA.

(7) Data for San Francisco, CA also includes San Jose, CA and Oakland, CA.

     In the majority of its targeted markets, Allegiance will initially deploy switches and collocate transmission equipment in ILEC central offices with heavy concentrations of non-residential access lines. Over time, Allegiance plans to expand its networks throughout the metropolitan areas to address the majority of the business market in each area. In some markets, such as Northern New Jersey, Allegiance will not initially deploy its own switch, but will deploy transmission equipment in major central offices and route traffic to an existing Allegiance switch until traffic growth warrants the addition of a switch to service that market.

NETWORK ARCHITECTURE

     An important element of Allegiance's smart build strategy is the installation of Lucent Series 5ESS(R)-2000 digital switches and related equipment at a central location in each market. As of April 14, 1999, Allegiance had deployed nine switches to serve thirteen markets: New York City, Dallas, Atlanta, Chicago, Los Angeles, San Francisco, Fort Worth, Oakland, Boston, Philadelphia, Washington, D.C., San Jose and Houston. As of such date, Allegiance was installing an additional switch in San Diego.

     Initially, Allegiance intends to lease local network trunking facilities from the ILEC and/or one or more CLECs in order to connect Allegiance's switch to major ILEC central offices serving the central business district and outlying areas of business concentrations in each market. The switch will also be connected to ILEC tandem switches and certain interexchange carrier points-of-presence, the equivalent of a local phone company's central office. To access the largest number of customers possible without having to lay fiber to each of their premises, Allegiance will also locate access equipment such as integrated digital loop carriers and related equipment in each of the ILEC central offices in which it is connected.

     As each customer is signed up, service will be provided by leasing unbundled loops from the ILEC to connect Allegiance's integrated digital loop carriers located in the serving central office to the customer premise equipment. For large business, government, or other institutional customers or for numerous customers located in large buildings, it may be more cost-effective for Allegiance to use leased ILEC or CLEC capacity in the 1.5 to 150 megabit range, or perhaps a wireless local loop leased from one of the emerging wireless CLECs, to connect the customer(s) to the Allegiance network. In this case, Allegiance will locate its integrated digital loop carriers or other equipment in the customer's building.

     Although Allegiance will initially lease its local network transmission facilities, Allegiance plans to replace leased capacity with its own fiber optic facilities as and when it experiences sufficient traffic volume growth between its switch and specific ILEC central offices or as other factors make these arrangements more attractive.

IMPLEMENTATION OF SERVICES

     To offer services in a market, Allegiance generally must secure certification from the state regulator and typically must file tariffs or price lists for the services that it will offer. The certification process varies from state to state; however, the fundamental requirements are largely the same. State regulators require new entrants to demonstrate that they have secured adequate financial resources to establish and maintain good customer service. New entrants must also show that they possess the knowledge and ability required to establish and operate a telecommunications network. Allegiance has made such demonstrations in Texas, Georgia, California, Illinois, Maryland, New York, New Jersey, Virginia, Massachusetts, Washington, D.C., Colorado, Michigan and Washington, where Allegiance has obtained certificates to provide local exchange and intrastate toll services. An application for such authority is pending in Pennsylvania, where Allegiance has obtained interim operating authority. Allegiance intends to file similar applications in the near future in Ohio, Missouri and Florida.

     Before providing local service, a new entrant must negotiate and execute an interconnection agreement with the ILEC. While such agreements can be voluminous and may take months to negotiate, most of the key interconnection issues have now been thoroughly addressed and commissions in most states have ruled on arbitrations between the ILECs and new entrants. However, interconnection rates and conditions may be subject to change as the result of future commission actions or other changes in the regulatory environment. Under a recent United States Supreme Court ruling, new entrants may adopt either all or portions of an interconnection agreement already entered into by the ILEC and another carrier. Such an approach will be selectively adopted by Allegiance to enable it to enter markets quickly while at the same time preserving its right to replace the adopted agreement with a customized interconnection agreement that can be negotiated once service has already been established. For example, Allegiance has adopted the interconnection agreement entered into between Southwestern Bell and WinStar Wireless of Texas, Inc. in Texas and has begun to negotiate enhancements to that agreement for ultimate inclusion in Allegiance's customized agreement with Southwestern Bell.

     While such interconnection agreements include key terms and prices for interconnection, a significant joint implementation effort must be made with the ILEC in order to establish operationally efficient and reliable traffic interchange arrangements. Such interchange arrangements must include those between the new entrant's network and the facilities of other service providers as well as public service agencies. For example, Allegiance worked closely with Southwestern Bell in order to devise and implement an efficient 911 call routing plan that will meet the requirements of each individual 911 service bureau in Southwestern Bell areas that Allegiance will serve using its own switches. Allegiance meets with key personnel from 911 service bureaus to obtain their acceptance and to establish dates for circuit establishment and joint testing. Other examples of traffic interchange and interconnection arrangements utilizing the ILEC's network include connectivity to its out-of-band signaling facilities, interconnectivity to the ILEC's operator services and directory assistance personnel, and access through the ILEC to the networks of wireless companies and interexchange carriers.

     Allegiance has entered into interconnection agreements with the ILECs in each of the states in which its current eleven geographic markets are located. In Georgia, New York and Texas, however, the original interconnection agreements have expired. Allegiance is operating under the terms of these agreements while negotiating new interconnection agreements. The new agreements will likely have retroactive effective dates.

     After the initial implementation activities are completed in a market, Allegiance follows an on-going capacity management plan to ensure that adequate quantities of network facilities, such as interconnection trunks are in place, and a contingency plan must be devised to address spikes in demand caused by events such as a larger-than-expected customer sale in a relatively small geographic area.

REGULATION

     Allegiance's telecommunications services business is subject to federal, state and local regulation.

  Federal Regulation

     The FCC regulates interstate and international telecommunications services, including the use of local telephone facilities to originate and terminate interstate and international calls. Allegiance provides such services on a common carrier basis. The FCC imposes certain regulations on common carriers such as the ILECs that have some degree of market power. The FCC imposes less regulation on common carriers without market power including, to date, CLECs like Allegiance. The FCC requires common carriers to receive an authorization to construct and operate telecommunications facilities, and to provide or resell telecommunications services, between the United States and international points.

     Under the Telecommunications Act, any entity, including cable television companies and electric and gas utilities, may enter any telecommunications market, subject to reasonable state regulation of safety, quality and consumer protection. Because implementation of the Telecommunications Act is subject to numerous federal and state policy rulemaking proceedings and judicial review there is still uncertainty as to what impact such legislation will have on Allegiance.

     The Telecommunications Act is intended to increase competition. The act opens the local services market by requiring ILECs to permit interconnection to their networks and establishing ILEC obligations with respect to:

          Reciprocal Compensation. Requires all local exchange carriers to complete calls originated by competing local exchange carriers under reciprocal arrangements at prices based on tariffs or negotiated prices.

          Resale. Requires all ILECs and CLECs to permit resale of their telecommunications services without unreasonable restrictions or conditions. In addition, ILECs are required to offer wholesale versions of all retail services to other telecommunications carriers for resale at discounted rates, based on the costs avoided by the ILEC in the wholesale offering.

          Interconnection. Requires all ILECs and CLECs to permit their competitors to interconnect with their facilities. Requires all ILECs to permit interconnection at any technically feasible point within their networks, on nondiscriminatory terms, at prices based on cost, which may include a reasonable profit. At the option of the carrier seeking interconnection, collocation of the requesting carrier's equipment in the ILECs' premises must be offered, except where an ILEC can demonstrate space limitations or other technical impediments to collocation.

          Unbundled Access. Requires all ILECs to provide nondiscriminatory access to unbundled network elements including, network facilities, equipment, features, functions, and capabilities, at any technically feasible point within their networks, on nondiscriminatory terms, at prices based on cost, which may include a reasonable profit.

          Number Portability. Requires all ILECs and CLECs to permit users of telecommunications services to retain existing telephone numbers without impairment of quality, reliability or convenience when switching from one telecommunications carrier to another.

          Dialing Parity. Requires all ILECs and CLECs to provide "1+" equal access to competing providers of telephone exchange service and toll service, and to provide nondiscriminatory access to telephone numbers, operator services, directory assistance, and directory listing, with no unreasonable dialing delays.

          Access to Rights-of-Way. Requires all ILECs and CLECs to permit competing carriers access to poles, ducts, conduits and rights-of-way at regulated prices.

     ILECs are required to negotiate in good faith with carriers requesting any or all of the above arrangements. If the negotiating carriers cannot reach agreement within a prescribed time, either carrier may request binding arbitration of the disputed issues by the state regulatory commission. Where an agreement has not been reached, ILECs remain subject to interconnection obligations established by the FCC and state telecommunication regulatory commissions.

     In August 1996, the FCC released a decision establishing rules implementing the ILEC interconnection obligations described above. On July 18, 1997, the Eighth Circuit vacated certain portions of this decision and narrowly interpreted the FCC's power to prescribe and enforce rules implementing the Telecommunications Act. On January 25, 1999, the United States Supreme Court reversed the Eighth Circuit decision and reaffirmed the FCC's broad authority to issue rules implementing the Telecommunications Act, although it did vacate a rule determining which network elements the incumbent local exchange carriers must provide to competitors on an unbundled basis. Allegiance, however, leases only the basic unbundled network elements from the ILEC and therefore does not expect reconsideration of the unbundling rules to have an adverse effect on its smart build strategy.

     Nevertheless, the FCC likely will conduct additional rulemaking proceedings to conform to the Supreme Court's interpretation of the law, and these proceedings may result in further judicial review. While these court proceedings were pending, Allegiance entered into interconnection agreements with a number of ILECs through negotiations or, in some cases, adoption of another CLEC's approved agreement. These agreements remain in effect, although in some cases one or both parties may be entitled to demand renegotiation of particular provisions based on intervening changes in the law. However, it is uncertain whether Allegiance will be able to obtain renewal of these agreements on favorable terms when they expire.

     The Telecommunications Act codifies the ILECs' equal access and nondiscrimination obligations and preempts inconsistent state regulation. The Telecommunications Act also contains special provisions that replace prior antitrust restrictions that prohibited the regional Bell operating companies from providing long distance services and engaging in telecommunications equipment manufacturing. The Telecommunications Act permitted the regional Bell operating companies to enter the out-of-region long distance market immediately upon its enactment. Further, provisions of the Telecommunications Act permit a regional Bell operating company to enter the long distance market in its in-region states if it satisfies several procedural and substantive requirements, including:

     - obtaining FCC approval upon a showing that the regional Bell operating company has entered into interconnection agreements or, under some circumstances, has offered to enter into such agreements in those states in which it seeks long distance relief;

     - the interconnection agreements satisfy a 14-point "checklist" of competitive requirements; and

     - the FCC is satisfied that the regional Bell operating company's entry into long distance markets is in the public interest.

     To date, several petitions by regional Bell operating companies for such entry have been denied by the FCC, and none have been granted. However, it is likely that additional petitions will be filed in 1999 and it is possible that regional Bell operating companies may receive approval to offer long distance services in one or more states. This may have an unfavorable effect on Allegiance's business. Allegiance is legally able to offer its customers both long distance and local exchange services, which the regional Bell operating companies currently may not do. This ability to offer "one-stop shopping" gives Allegiance a marketing advantage that it would no longer enjoy. See
"-- Competition."

     On May 8, 1997, the FCC released an order establishing a significantly expanded federal universal service subsidy regime. For example, the FCC established new subsidies for telecommunications and information services provided to qualifying schools and libraries with an annual cap of $2.25 billion and for services provided to rural health care providers with an annual cap of $400 million. The FCC also expanded the federal subsidies for local exchange telephone services provided to low-income consumers. Providers of interstate telecommunications service, such as Allegiance must pay for a portion of these programs. Allegiance's share of these federal subsidy funds will be based on its share of certain defined telecommunications end user revenues. Currently, the FCC is assessing such payments on the basis of a provider's revenue for the previous year. The FCC announced that it intends, effective July 1, 1999, to revise its rules for subsidizing service provided to consumers in high cost areas, which may result in further substantial increases in the overall cost of the subsidy program. Several parties have appealed the May 8th order. Such appeals have been consolidated and transferred to the United States Court of Appeals for the Fifth Circuit where they are currently pending.

     For the first half of 1999, Allegiance expects to incur a contribution liability equal to approximately 1.5% of its 1998 operating revenues. With respect to subsequent periods, however, Allegiance is currently unable to quantify the amount of subsidy payments that it will be required to make or the effect that these required payments will have on its financial condition.

     Under authority granted by the FCC, Allegiance will resell the international telecommunications services of other common carriers between the United States and international points. In connection with such authority, Allegiance's subsidiary, Allegiance Telecom International, Inc., has filed tariffs with the FCC stating the rates, terms and conditions for its international services.

     With respect to its domestic service offerings, various subsidiaries of Allegiance have filed tariffs with the FCC stating the rates, terms and conditions for their interstate services. Allegiance's tariffs are generally not subject to pre-effective review by the FCC, and can be amended on one day's notice. Allegiance's interstate services are provided in competition with interexchange carriers and, with respect to access services, the ILECs. With limited exceptions, the current policy of the FCC for most interstate access services dictates that ILECs charge all customers the same price for the same service. Thus, the ILECs generally cannot lower prices to those customers likely to contract for their services without also lowering charges for the same service to all customers in the same geographic area, including those whose telecommunications requirements would not justify the use of such lower prices. The FCC may, however, alleviate this constraint on the ILECs and permit them to offer special rate packages to very large customers, as it has done in a few cases, or permit other forms of rate flexibility. The FCC has adopted some proposals that significantly lessen the regulation of ILECs that are subject to competition in their service areas and provide such ILECs with additional flexibility in pricing their interstate switched and special access on a central office specific basis; and, as discussed in the following paragraph, is considering expanding such flexibility.

     In two orders released on December 24, 1996, and May 16, 1997, the FCC made major changes in the interstate access charge structure. In the December 24th order, the FCC removed restrictions on ILECs' ability to lower access prices and relaxed the regulation of new switched access services in those markets where there are other providers of access services. If this increased pricing flexibility is not effectively monitored by federal regulators, it could have a material adverse effect on Allegiance's ability to compete in providing interstate access services. The May 16th order substantially increased the costs that ILECs subject to the FCC's price cap rules recover through monthly, non-traffic sensitive access charges and substantially decreased the costs that these carriers recover through traffic sensitive access charges. In the May 16th order, the FCC also announced its plan to bring interstate access rate levels more in line with cost. The plan will include rules that may grant these carriers increased pricing flexibility upon demonstrations of increased competition or potential competition in relevant markets. The manner in which the FCC implements this approach to lowering access charge levels could have a material effect on Allegiance's ability to compete in providing interstate access services. Several parties appealed the May 16th order. On August 19, 1998, the May 16th order was affirmed by the Eighth Circuit U.S. Court of Appeals. The FCC is now considering public comments on pricing flexibility proposals submitted by two regional Bell operating companies and on changing the productivity factor (currently 6.5%), which is applied annually to reduce ILECs' price cap indices.

     ILECs around the country have been contesting whether the obligation to pay reciprocal compensation to competitive local exchange carriers should apply to local telephone calls from an ILEC's customers to Internet service providers served by competitive local exchange carriers. The ILECs claim that this traffic is interstate in nature and therefore should be exempt from compensation arrangements applicable to local, intrastate calls. Competitive local exchange carriers have contended that the interconnection agreements provide no exception for local calls to Internet service providers and reciprocal compensation is therefore applicable. Currently, over 25 state commissions and several federal and state courts have ruled that reciprocal compensation arrangements do apply to calls to Internet service providers, and no jurisdiction has ruled to the contrary. Certain of these rulings are subject to appeal. Additional disputes over the appropriate treatment of Internet service provider traffic are pending in other states.

     On February 26, 1999, the FCC released a Declaratory Ruling determining that Internet service provider traffic is interstate for jurisdictional purposes, but that its current rules neither require nor prohibit the payment of reciprocal compensation for such calls. In the absence of a federal rule, the FCC determined that state commissions have authority to interpret and enforce the reciprocal compensation provisions of existing interconnection agreements, and to determine the appropriate treatment of Internet service provider traffic in arbitrating new agreements. The FCC also requested comment on alternative federal rules to govern compensation for such calls in the future. In response to the FCC ruling, some regional Bell operating companies have asked state commissions to reopen previous decisions requiring the payment of reciprocal compensation on Internet service provider calls.

     Allegiance anticipates that Internet service providers will be among its target customers, and adverse decisions in state proceedings could limit its ability to service this group of customers profitably. Allegiance limits the switch capacity used for Internet service provider lines to 20%. In addition, given the uncertainty as to whether reciprocal compensation should be payable in connection with calls to Internet service providers, Allegiance recognizes such revenue only when realization of it is certain, which in most cases will be upon receipt of cash.

  State Regulation

     The Telecommunications Act is intended to increase competition in the telecommunications industry, especially in the local exchange market. With respect to local services, ILECs are required to allow interconnection to their networks and to provide unbundled access to network facilities, as well as a number of other procompetitive measures. Because the implementation of the Telecommunications Act is subject to numerous state rulemaking proceedings on these issues, it is currently difficult to predict how quickly full competition for local services, including local dial tone, will be introduced.

     State regulatory agencies have regulatory jurisdiction when Allegiance facilities and services are used to provide intrastate services. A portion of Allegiance's current traffic may be classified as intrastate and therefore subject to state regulation. Allegiance expects that it will offer more intrastate services, including intrastate switched services, as its business and product lines expand and state regulations are modified to allow increased local services competition. To provide intrastate services, Allegiance generally must obtain a certificate of public convenience and necessity from the state regulatory agency and comply with state requirements for telecommunications utilities, including state tariffing requirements.

     State agencies, like the FCC, require Allegiance to file periodic reports, pay various fees and assessments, and comply with rules governing quality of service, consumer protection, and similar issues. Although the specific requirements vary from state to state, they tend to be more detailed than the FCC's regulation because of the strong public interest in the quality of basic local exchange service. Allegiance intends to comply with all applicable state regulations, and as a general matter does not expect that these requirements of industry-wide applicability will have a material adverse effect on its business. However, no assurance can be given that the imposition of new regulatory burdens in a particular state will not affect the profitability of Allegiance's services in that state.

  Local Regulation

     Allegiance's networks are subject to numerous local regulations such as building codes and licensing. Such regulations vary on a city by city and county by county basis. If Allegiance decides in the future to install its own fiber optic transmission facilities, it will need to obtain rights-of-way over private and publicly owned land. There can be no assurance that such rights-of-way will be available to Allegiance on economically reasonable or advantageous terms.

COMPETITION

     The telecommunications industry is highly competitive. Allegiance believes that the principal competitive factors affecting its business will be pricing levels and clear pricing policies, customer service, accurate billing and, to a lesser extent, variety of services. The ability of Allegiance to compete effectively will depend upon its continued ability to maintain high quality, market-driven services at prices generally equal to or below those charged by its competitors. To maintain its competitive posture, Allegiance believes that it must be in a position to reduce its prices in order to meet reductions in rates, if any, by others. Any such reductions could adversely affect Allegiance. Many of Allegiance's current and potential competitors have financial, personnel and other resources, including brand name recognition, substantially greater than those of Allegiance, as well as other competitive advantages over Allegiance.

     Local Exchange Carriers. In each of the markets targeted by Allegiance, Allegiance will compete principally with the ILEC serving that area, such as Ameritech, BellSouth, Southwestern Bell, Bell Atlantic or US WEST. Allegiance believes the regional Bell operating companies' primary agenda is to be able to offer long distance service in their service territories. The independent telephone companies have already achieved this goal with good early returns. Many experts expect the regional Bell operating companies to be successful in entering the long distance market in a few states sometime in 1999. Allegiance believes the regional Bell operating companies expect to offset share losses in their local markets by capturing a significant percentage of the in-region long distance market, especially in the residential segment where the regional Bell operating companies' strong regional brand names and extensive advertising campaigns may be very successful. See "-- Regulation."

     As a recent entrant in the integrated telecommunications services industry, Allegiance has not achieved and does not expect to achieve a significant market share for any of its services. In particular, the ILECs have long-standing relationships with their customers, have financial, technical and marketing resources substantially greater than those of Allegiance, have the potential to subsidize competitive services with revenues from a variety of businesses and currently benefit from certain existing regulations that favor the ILECs over Allegiance in certain respects. While recent regulatory initiatives, which allow CLECs such as Allegiance to interconnect with ILEC facilities, provide increased business opportunities for Allegiance, such interconnection opportunities have been and likely will continue to be accompanied by increased pricing flexibility for and relaxation of regulatory oversight of the ILECs.

     ILECs have long-standing relationships with regulatory authorities at the federal and state levels. While recent FCC administrative decisions and initiatives provide increased business opportunities to telecommunications providers such as Allegiance, they also provide the ILECs with increased pricing flexibility for their private line and special access and switched access services. In addition, with respect to competitive access services as opposed to switched access services, the FCC recently proposed a rule that would provide for increased ILEC pricing flexibility and deregulation for such access services either automatically or after certain competitive levels are reached. If the ILECs are allowed by regulators to offer discounts to large customers through contract tariffs, engage in aggressive volume and term discount pricing practices for their customers, and/or seek to charge competitors excessive fees for interconnection to their networks, the income of competitors to the ILECs, including Allegiance, could be materially adversely affected. If future regulatory decisions afford the ILECs increased access services pricing flexibility or other regulatory relief, such decisions could also have a material adverse effect on competitors to the ILEC, including Allegiance.

     Competitive Access Carriers/Competitive Local Exchange Carriers/Interexchange Carriers/ Other Market Entrants. Allegiance also faces, and expects to continue to face, competition from other current and potential market entrants, including long distance carriers seeking to enter, reenter or expand entry into the local exchange market such as AT&T, MCI WorldCom, and Sprint, and from other CLECs, resellers of local exchange services, competitive access providers, cable television companies, electric utilities, microwave carriers, wireless telephone system operators and private networks built by large end users. In addition, a continuing trend toward consolidation of telecommunications companies and the formation of strategic alliances within the telecommunications industry, as well as the development of new technologies, could give rise to significant new competitors to Allegiance. For example, WorldCom acquired MFS Communications in December 1996, acquired another CLEC, Brooks Fiber Properties, Inc. in 1997, and recently merged with MCI. AT&T recently acquired Teleport Communications Group Inc., a CLEC, and TeleCommunications, Inc., a cable, telecommunications and high-speed Internet services provider. Ameritech Corporation has agreed to merge with SBC Communications; and Bell Atlantic has agreed to merge with GTE Corporation. These types of consolidations and strategic alliances could put Allegiance at a competitive disadvantage.

     The Telecommunications Act includes provisions which impose certain regulatory requirements on all local exchange carriers, including competitors such as Allegiance, while granting the FCC expanded authority to reduce the level of regulation applicable to any or all telecommunications carriers, including ILECs. The manner in which these provisions of the Telecommunications Act are implemented and enforced could have a material adverse effect on Allegiance's ability to successfully compete against ILECs and other telecommunications service providers. Allegiance also competes with equipment vendors and installers, and telecommunications management companies with respect to certain portions of its business.

     The changes in the Telecommunications Act radically altered the market opportunity for traditional competitive access providers and CLECs. Due to the fact that most existing competitive access providers/ CLECs initially entered the market providing dedicated access in the pre-1996 era, these companies had to build a fiber infrastructure before offering services. Switches were added by most competitive access providers/CLECs in the last year to take advantage of the opening of the local market. With the Telecommunications Act requiring unbundling of the local exchange carrier networks, competitive access providers/CLECs will now be able to more rapidly enter the market by installing switches and leasing trunk and loop capacity until traffic volume justifies building facilities. New CLECs will not have to replicate existing facilities and can be more opportunistic in designing and implementing networks.

     A number of CLECs have entered or announced their intention to enter into one or more of the same markets as Allegiance. Allegiance believes that not all CLECs however, are pursuing the same target customers as Allegiance. Demographically, business customers are divided into three segments: small, medium and large. Targeted cities are divided into three segments by population:
Tier 1, Tier 2 and Tier 3. As would be expected, each CLEC may focus on different combinations of primary and secondary target customers.

     Allegiance has chosen to focus primarily on small and medium-sized business customers in large "Tier 1" markets. To help distinguish itself from other competitors who have adopted a similar strategy, Allegiance uses a direct sales approach to offer potential customers "one-stop shopping" services through a single point of contact. In addition, Allegiance is actively pursuing collocations throughout all of its target markets which, in combination with its smart build strategy, is expected to allow Allegiance to access its markets and provide a greater array of services more quickly than if it were able to use a traditional build approach.

     Allegiance believes the major interexchange carriers, such as AT&T, MCI WorldCom and Sprint, have a two pronged strategy:

     - keep the regional Bell operating companies out of in-region long distance as long as possible, and

     - develop facilities-based and unbundled local service, an approach already being pursued by MCI WorldCom with the acquisition of MFS Communications, and more recently by AT&T with its acquisitions of Teleport Communications and TeleCommunications, Inc.

     Competition for Provision of Long Distance Services. The long distance telecommunications industry has numerous entities competing for the same customers and a high average turnover rate, as customers frequently change long distance providers in response to the offering of lower rates or promotional incentives by competitors. Prices in the long distance market have declined significantly in recent years and are expected to continue to decline. Allegiance expects to increasingly face competition from companies offering long distance data and voice services over the Internet. Such companies could enjoy a significant cost advantage because they do not currently pay carrier access charges or universal service fees.

     Data/Internet Service Providers. The Internet services market is highly competitive, and Allegiance expects that competition will continue to intensify. Allegiance's competitors in this market will include Internet service providers, other telecommunications companies, online services providers and Internet software providers. Many of these competitors have greater financial, technological and marketing resources than those available to Allegiance.

     Competition from International Telecommunications Providers. Under the recent World Trade Organization agreement on basic telecommunications services, the United States and 72 other members of the World Trade Organization committed themselves to opening their respective telecommunications markets and/or foreign ownership and/or to adopting regulatory measures to protect competitors against anticompetitive behavior by dominant telecommunications companies, effective in some cases as early as January 1998. Although Allegiance believes that this agreement could provide Allegiance with significant opportunities to compete in markets that were not previously accessible and to provide more reliable services at lower costs than Allegiance could have provided prior to implementation of this agreement, it could also provide similar opportunities to Allegiance's competitors and facilitate entry by foreign carriers into the U.S. market. There can be no assurance that the pro-competitive effects of the World Trade Organization agreement will not have a material adverse effect on Allegiance's business, financial condition and results of operations or that members of the World Trade Organization will implement the terms of this agreement.

EMPLOYEES

     As of December 31, 1998, Allegiance had approximately 649 full-time employees. Allegiance believes that its future success will depend on its continued ability to attract and retain highly skilled and qualified employees. None of Allegiance's employees are currently represented by a collective bargaining agreement. Allegiance believes that it enjoys good relationships with its employees.

LEGAL PROCEEDINGS

     On August 29, 1997, WorldCom sued Allegiance and two of its Senior Vice Presidents. In its complaint, WorldCom alleges that these employees violated noncompete and nonsolicitation agreements by accepting employment with Allegiance and by soliciting then-current WorldCom employees to leave WorldCom's employment and join Allegiance. In addition, WorldCom claims that Allegiance tortiously interfered with WorldCom's relationships with its employees, and that Allegiance's behavior constituted unfair competition. WorldCom seeks injunctive relief, including barring two of Allegiance's executives from continued employment with Allegiance, and monetary damages, although it has filed no motion for a temporary restraining order or preliminary injunction. Allegiance denies all claims and is vigorously defending itself. Allegiance does not expect the ultimate outcome of this matter to have a material adverse effect on the results of operations or financial condition of Allegiance.

     On October 7, 1997, Allegiance filed a counterclaim against WorldCom for, among other things, attempted monopolization of the "one-stop shopping" telecommunications market, abuse of process, and unfair competition. WorldCom did not move to dismiss the attempted monopolization claim, but moved to dismiss the abuse of process and unfair competition claims. On March 4, 1998, the court dismissed the claim for unfair competition.

     Allegiance is not party to any other pending legal proceedings that Allegiance believes would, individually or in the aggregate, have a material adverse effect on Allegiance's financial condition or results of operations.

FACILITIES

     Allegiance is headquartered in Dallas, Texas and leases offices and space in a number of locations, primarily for sales offices and network equipment installations. The table below lists Allegiance's current leased facilities:

                                                                            APPROXIMATE
LOCATION                                                LEASE EXPIRATION   SQUARE FOOTAGE
--------                                                ----------------   --------------
Dallas, TX............................................  February 2008          76,000
Atlanta, GA...........................................  February 2003           7,400
Atlanta, GA...........................................  November 2001           7,300
Boston, MA............................................  September 2003         12,000
Boston, MA............................................  September 2008         18,000
Chicago, IL...........................................  March 2009             11,000
Chicago, IL...........................................  July 2008              14,000
Fort Worth, TX........................................  June 2003               3,900
Houston, TX...........................................  December 2005          11,700
Houston, TX...........................................  November 2008          18,000
Los Angeles, CA.......................................  June 2008              11,700
Los Angeles, CA.......................................  June 2008              14,585
Newport, CA...........................................  April 2006              7,800
New York, NY..........................................  August 2006             8,700
New York, NY..........................................  March 2008             19,500
New York, NY..........................................  June 2008              12,400
Oakland, CA...........................................  December 2006           2,000

                                                                            APPROXIMATE
LOCATION                                                LEASE EXPIRATION   SQUARE FOOTAGE
--------                                                ----------------   --------------
Philadelphia, PA......................................  April 2002              8,900
Philadelphia, PA......................................  October 2008           18,000
San Diego, CA.........................................  March 2008             14,000
San Francisco, CA.....................................  April 2002              8,100
San Francisco, CA.....................................  June 2008              16,000
San Jose, CA..........................................  February 2004           4,500
Washington, DC........................................  November 2008          15,000
Washington, DC........................................  November 2006           8,200
Westchester, IL.......................................  January 2001           10,700
Westchester, IL.......................................  April 2001              5,700

     Allegiance believes that its leased facilities are adequate to meet its current needs in the markets in which it has begun to deploy networks, and that additional facilities are available to meet its development and expansion needs in existing and projected target markets for the foreseeable future.

                                   MANAGEMENT

DIRECTORS, EXECUTIVE OFFICERS AND OTHER KEY EMPLOYEES

     The following table sets forth information concerning the directors, executive officers and other key personnel of Allegiance, including their ages as of December 31, 1998:

NAME                                   AGE                     POSITION(S)
----                                   ---                     -----------
Royce J. Holland.....................  50    Chairman of the Board and Chief Executive
                                             Officer
C. Daniel Yost.......................  50    President and Chief Operating Officer and
                                             Director
Thomas M. Lord.......................  42    Executive Vice President of Corporate
                                             Development, Chief Financial Officer and
                                               Director
John J. Callahan.....................  49    Senior Vice President of Sales and Marketing
                                             and Director
Dana A. Crowne.......................  38    Senior Vice President and Chief Engineer
Stephen N. Holland...................  47    Senior Vice President and Chief Information
                                             Officer
Patricia E. Koide....................  50    Senior Vice President of Human Resources, Real
                                               Estate, Training Facilities and
                                               Administration
Gregg A. Long........................  45    Senior Vice President of Development and
                                             Regulatory
Mark B. Tresnowski...................  39    Senior Vice President, General Counsel and
                                             Secretary
Anthony J. Parella...................  39    National Vice President of Field Sales
Paul D. Carbery......................  37    Director
James E. Crawford, III...............  53    Director
John B. Ehrenkranz...................  33    Director
Paul J. Finnegan.....................  46    Director
Richard D. Frisbie...................  49    Director
Alan E. Goldberg.....................  44    Director
Reed E. Hundt........................  51    Director
James N. Perry, Jr...................  38    Director

     Royce J. Holland, Allegiance's Chairman of the Board and Chief Executive Officer, has more than 25 years of experience in the telecommunications, independent power and engineering/construction industries. Prior to founding Allegiance in April 1997, Mr. Holland was one of several co-founders of MFS Communications, where he served as President and Chief Operating Officer from April 1990 until September 1996 and as Vice Chairman from September 1996 to February 1997. In January 1993, Mr. Holland was appointed by President George Bush to the National Security Telecommunications Advisory Committee. Mr. Holland was recently named Chairman of the Association for Local Telecommunications Services, the industry trade organization for the competitive local telephone sector. Mr. Holland also presently serves on the board of directors of CSG Systems, a publicly held billing services company. Mr. Holland's brother, Stephen N. Holland, is employed as Allegiance's Senior Vice President and Chief Information Officer.

     C. Daniel Yost, who joined Allegiance as President and Chief Operating Officer in February 1998, was elected to Allegiance's board of directors in March 1998. Mr. Yost has more than 26 years of experience in the telecommunications industry. From July 1997 until he joined Allegiance, Mr. Yost was the President and Chief Operating Officer for U.S. Operations of Netcom On-Line Communications Services, Inc., a leading Internet service provider. Mr. Yost served as the President, Southwest Region of AT&T Wireless Services, Inc. from June 1994 to July 1997. Prior to that, from July 1991 to June 1994, Mr. Yost was the President, Southwest Region of McCaw Cellular Communications/LIN Broadcasting.

     Thomas M. Lord, a co-founder and director of Allegiance and its Executive Vice President of Corporate Development and Chief Financial Officer, is responsible for overseeing Allegiance's mergers and acquisitions, corporate finance and investor relations functions. Mr. Lord is an 18-year veteran in investment banking, securities research and portfolio management, including serving as a managing director of Bear, Stearns & Co. Inc. from January 1986 to December 1996. In the five-year period ending December 1996, Mr. Lord oversaw 43 different transactions valued in excess of $6.2 billion for the telecommunications, information services and technology industries.

     John J. Callahan, who joined Allegiance as Senior Vice President of Sales and Marketing in December 1997, has more than 18 years of experience in the telecommunications industry. Most recently, Mr. Callahan was President of the Western Division for MFS Communications from December 1991 to November 1997, where he was responsible for the company's sales and operations in Arizona, California, Georgia, Florida, Illinois, Michigan, Missouri, Ohio, Oregon, Texas and Washington. Prior to joining MFS Communications, Mr. Callahan was Vice President and General Manager, Southwest Division for Sprint. Mr. Callahan also held sales positions with Data Switch and North American Telecom. Mr. Callahan was elected to Allegiance's board of directors in March 1998.

     Dana A. Crowne became Allegiance's Senior Vice President and Chief Engineer in August 1997. Prior to joining Allegiance, Mr. Crowne held various management positions at MFS Communications from the time of its founding in 1988, where his responsibilities included providing engineering support and overseeing budgets for the construction of MFS Communications' networks. Mr. Crowne ultimately became Vice President, Network Optimization for MFS Communications from January 1996 to May 1997 and managed the company's network expenses and planning and its domestic engineering functions. Prior to joining MFS Communications, Mr. Crowne designed and installed fiber optic transmission systems for Morrison-Knudsen and served as a consultant on the construction of private telecommunications networks with JW Reed and Associates.

     Stephen N. Holland joined Allegiance as its Senior Vice President and Chief Information Officer in September 1997. Prior to that time, Mr. Holland held several senior level positions involving management of or consulting on information systems, accounting, taxation and finance. Mr. Holland's experience includes serving as Practice Manager and Information Technology Consultant for Oracle Corporation from June 1995 to September 1997, as Chief Financial Officer of Petrosurance Casualty Co. from September 1992 to June 1995, as Manager of Business Development for Electronic Data Systems, and as a partner of Price Waterhouse. Mr. Holland's brother, Royce J. Holland, presently serves as Allegiance's Chairman of the Board and Chief Executive Officer.

     Patricia E. Koide has been Allegiance's Senior Vice President of Human Resources, Real Estate, Training Facilities and Administration since August 1997. Before then, Ms. Koide was Vice President of Corporate Services, Facilities and Administration for WorldCom from March 1997 to August 1997. Ms. Koide also held various management positions within MFS Communications and its subsidiaries since 1989, including Senior Vice President of Facilities, Administration and Purchasing for MFS Communications North America from 1996 to 1997, Senior Vice President of Human Resources, Facilities and Administration for MFS Communications Telecom from 1994 to 1996, and Vice President of Human Resources and Administration for MFS Communications North America from 1989 to 1993. Prior to MFS Communications, Ms. Koide was with Sprint for eight years where she managed the company's human resources, real estate and facilities for the Midwest.

     Gregg A. Long, who became Allegiance's Senior Vice President of Regulatory and Development in September 1997, spent 11 years at Destec Energy, Inc. as Project Development Manager -- Partnership Vice President and Director. In that position, he was responsible for the development of gas-fired power plants from conceptual stages through project financing. Prior to joining Destec, Mr. Long was Manager of Project Finance at Morrison-Knudsen, where he was responsible for analyzing and arranging finance packages for various industrial, mining and civil projects and also served as financial consultant and analyst.

     Mark B. Tresnowski became Allegiance's Senior Vice President and General Counsel in February 1999. Mr. Tresnowski has been Allegiance's Secretary since September 1997. Mr. Tresnowski practiced law at Kirkland & Ellis for 13 years and was a partner of that firm from October 1992 to January 1999. In private practice, Mr. Tresnowski specialized in private and public financings, mergers and acquisitions and securities law.

     Anthony J. Parella, who joined Allegiance as its Regional Vice
President -- Central Division in August 1997 and became its National Vice President of Field Sales in August 1998, has more than 10 years of experience in the telecommunications industry. Prior to joining Allegiance, Mr. Parella was Vice President and General Manager for MFS Intelenet, Inc., an operating unit of MFS Communications, from February 1994 to January 1997, where he was responsible for the company's sales and operations in Texas. Mr. Parella also served as Director of Commercial Sales for Sprint from 1991 to January 1994.

     Paul D. Carbery, who was elected to Allegiance's board of directors in August 1997, is a general partner of Frontenac Company, a Chicago-based private equity investing firm, where he specializes in investing in companies in the telecommunications and technology industries. Mr. Carbery also presently serves on the boards of directors of Whittman Hart, Inc., a publicly traded information services company.

     James E. Crawford, III, who was elected to Allegiance's board of directors in August 1997, is a general partner of Frontenac Company, a Chicago-based private equity investing firm, where he specializes in investing in companies in the telecommunications and technology industries. Mr. Crawford also presently serves on the boards of directors of Focal Communications Corporation, a privately held CLEC that will compete with Allegiance, as well as of Optika Incorporated, a publicly held imaging software document company, and Input Software Incorporated, a publicly held document imaging software company.

     John B. Ehrenkranz, who was elected to Allegiance's board of directors in March 1998, is a Principal of Morgan Stanley & Co. Incorporated where he has been employed since 1987. Mr. Ehrenkranz also presently serves on the board of directors of Choice One, a privately held CLEC that may compete with Allegiance. Mr. Ehrenkranz is also a Principal of Morgan Stanley Capital Partners III, Inc.

     Paul J. Finnegan, who was elected to Allegiance's board of directors in August 1997, is a managing director of Madison Dearborn Partners, Inc., a Chicago-based private equity investing firm, where he specializes in investing in companies in the telecommunications industry. Mr. Finnegan also presently serves on the boards of directors of Focal Communications Corporation, a privately held CLEC that competes with Allegiance in certain markets, and Omnipoint Corporation, a publicly traded PCS provider.

     Richard D. Frisbie, who was elected to Allegiance's board of directors in August 1997, is a Managing Partner of Battery Partners IV, LLC which is the general partner of Battery Venture IV, a Boston-based private equity investing firm, where he specializes in investing in companies in the telecommunications industry. Mr. Frisbie also presently serves on the board of directors of Focal Communications Corporation, a privately held CLEC that competes with Allegiance in certain markets.

     Alan E. Goldberg was elected to Allegiance's board of directors in March 1999. Mr. Goldberg has been Chairman, CEO and Director of Morgan Stanley Dean Witter Capital Partners III, Inc. since February 1998. Prior to that time, he was co-head of MSDW Capital Partners. He has been a Managing Director of Morgan Stanley & Co. Incorporated since January 1988. Mr. Goldberg also serves as a director of Amerin Corporation, Catalytica, Inc., Smurfit-Stone Container Corporation, Equant, N.V., a provider of international data network services, and several private companies.

     Reed E. Hundt was elected to Allegiance's board of directors in March 1998. Mr. Hundt served as chairman of the Federal Communications Commission from 1993 to 1997. He currently serves as chairman of The Forum on Communications and Society at The Aspen Institute, is a senior advisor on information industries to McKinsey & Company, a worldwide management consulting firm, and a special advisor to Madison Dearborn Partners, Inc., a Chicago-based private equity investing firm. Mr. Hundt is a venture partner at Benchmark Capital, a venture capital firm and a principal of Charles Ross Partners, LLC, a consulting firm. Mr. Hundt also presently serves on the boards of directors of Ascend

Communications, Inc., a publicly traded manufacturer of wide area networking solutions, and Novell, Inc., a publicly traded network software and Internet solutions provider, and NorthPoint Communications Holdings, Inc., a privately held CLEC that competes with Allegiance in certain markets. Prior to joining the FCC, Mr. Hundt was a partner at Latham & Watkins, an international law firm.

     James N. Perry, Jr., who was elected to Allegiance's board of directors in August 1997, is a managing director of Madison Dearborn Partners, Inc., a Chicago-based private equity investing firm, where he specializes in investing in companies in the telecommunications industry. Mr. Perry also presently serves on the boards of directors of Focal Communications Corporation, a privately held CLEC that competes with Allegiance in certain markets, as well as Omnipoint Corporation, a publicly traded PCS provider, and Clearnet Communications, a Canadian publicly traded PCS and enhanced specialized mobile radio company.

ELECTION OF DIRECTORS; VOTING AGREEMENT

     Allegiance's by-laws provide that the number of directors shall be determined by resolution of the board of directors. The board currently consists of 12 directors. Allegiance's by-laws provide that its directors will be elected by plurality vote of Allegiance's stockholders, without cumulative voting. No director may be removed from office without cause and without the vote of the holders of a majority of the outstanding voting stock.

     The board of directors is divided into three classes, as nearly equal in number as possible, with each director serving a three year term and one class being elected at each year's annual meeting of stockholders. Messrs. Callahan, Finnegan, Carbery and Ehrenkranz are in the class of directors whose term expires at the 1999 annual meeting of Allegiance's stockholders. Messrs. Lord, Yost, Crawford and Frisbie are in the class of directors whose term expires at the 2000 annual meeting of Allegiance's stockholders. Messrs. Holland, Hundt, Perry and Goldberg are in the class of directors whose term expires at the 2001 annual meeting of Allegiance's stockholders. At each annual meeting of Allegiance's stockholders, successors to the class of directors whose term expires at such meeting will be elected to serve for three-year terms and until their successors are elected and qualified.

     Certain of Allegiance's stockholders have each agreed to vote all of their shares in such a manner as to elect the following persons to serve as directors:
Madison Dearborn Capital Partners, Morgan Stanley Capital Partners, and Frontenac Company each have the right to designate two directors; Battery Ventures has the right to designate one director; Allegiance's Chief Executive Officer has the right to serve as a director; our original management investors have the right to designate three directors; and the final two directorships may be filled by representatives designated by the fund investors and acceptable to the management investors.

COMMITTEES OF THE BOARD OF DIRECTORS

     The board of directors currently has three committees:

     - an Executive Committee,

     - an Audit Committee, and

     - a Compensation Committee.

     The Executive Committee is currently comprised of Messrs. Holland, Crawford, Goldberg and Perry. The Executive Committee is authorized, subject to certain limitations, to exercise all of the powers of the board of directors during periods between board meetings.

     The Audit Committee is currently comprised of Messrs. Yost, Hundt, Carbery, Ehrenkranz and Finnegan. The Audit Committee is responsible for making recommendations to the board of directors regarding the selection of independent auditors, reviewing the results and scope of the audit and other services provided by Allegiance's independent accountants and reviewing and evaluating Allegiance's audit and control functions and year 2000 issues.

     The Compensation Committee is currently comprised of Messrs. Holland, Frisbie, Crawford, Goldberg and Perry. The Compensation Committee is responsible for reviewing, and as it deems appropriate, recommending to the board of directors, policies, practices and procedures relating to the compensation of the officers and other managerial employees of Allegiance and the establishment and administration of employee benefit plans. The Compensation Committee exercises all authority under any stock option or stock purchase plans of Allegiance, unless the board appoints any other committee to exercise such authority, and advises and consults with the officers of Allegiance as may be requested regarding managerial personnel policies.

COMPENSATION OF DIRECTORS

     Allegiance will reimburse the members of its board of directors for their reasonable out-of-pocket expenses incurred in connection with attending board or committee meetings. Additionally, Allegiance is obligated to maintain its present level of directors' and officers' insurance. Members of Allegiance's board of directors receive no other compensation for services provided as a director or as a member of any board committee.

EXECUTIVE COMPENSATION

     The following table sets forth compensation paid to the Chief Executive Officer and the four other executive officers of Allegiance who, based on salary and bonus compensation from Allegiance, were the most highly compensated officers of Allegiance for the year ended December 31, 1998.

                           SUMMARY COMPENSATION TABLE

                                                    ANNUAL COMPENSATION
                                      ------------------------------------------------
                                                                       OTHER ANNUAL         ALL OTHER
NAME AND PRINCIPAL POSITION           YEAR   SALARY($)   BONUS($)   COMPENSATION($)(A)   COMPENSATION($)
---------------------------           ----   ---------   --------   ------------------   ---------------
Royce J. Holland....................  1998   $207,693    $150,000           $--                $--
  Chairman of the Board and           1997   $ 72,308    $     --           $--                $--
  Chief Executive Officer
C. Daniel Yost......................  1998   $165,385    $100,000           $--                $--
  President and Chief                 1997   $     --    $     --           $--                $--
  Operating Officer
Thomas M. Lord......................  1998   $181,731    $150,000           $--                $--
  Executive Vice President of         1997   $ 63,942    $     --           $--                $--
  Corporate Development and
  Chief Financial Officer
John J. Callahan....................  1998   $181,731    $ 70,000           $--                $--
  Senior Vice President of            1997   $ 10,096    $     --           $--                $--
  Sales and Marketing
Dana A. Crowne......................  1998   $152,052    $ 51,058           $--                $--
  Senior Vice President and Chief     1997   $ 45,192    $     --           $--                $--
  Engineer

---------------

(a) Includes perquisites and other benefits paid to the named executive officer in excess of 10% of the total annual salary and bonus received by the named executive officer during the last fiscal year.

     Prior to April 1998, the board did not have a Compensation Committee and decisions concerning the compensation of executive officers and other key employees of Allegiance were determined by Allegiance's board of directors.

STOCK PLANS

  1997 Nonqualified Stock Option Plan

     On November 13, 1997, Allegiance's board of directors adopted the 1997 Nonqualified Stock Option Plan, under which Allegiance may issue to its directors, consultants, and executive and other key employees, stock options exercisable for shares of Allegiance's common stock. Options to acquire an aggregate of 1,037,474 shares of common stock have been granted under such option plan and Allegiance will not grant options for any additional shares under the option plan.

     The option plan is administered by the Compensation Committee and authorizes the Compensation Committee to issue options in such forms and amounts and on such terms as determined by the Compensation Committee. The per-share exercise price for options is set by the Compensation Committee, but may not be less than the fair market value of a share of Allegiance's common stock on the date of grant, as determined in good faith by the Compensation Committee. The terms of the options issued under the option plan to date are summarized below.

     Three years' amount of options will be issued on the first business day of the quarter succeeding the date which a participant joins Allegiance. Such options will vest over a three-year period, with 1/3 vesting on the first anniversary of the date of grant and 1/12 vesting on each of the first eight quarter-ends thereafter. Subject to available options under the option plan, one year's amount of options will be issued on each anniversary of the initial grant, and such options will vest in the third year after grant, with 1/4 vesting on each of the 27-, 30-, 33-, and 36-month anniversaries of the date of grant. Through this mechanism, a participant will at any given time have three years' amount of options unvested. Vesting is accelerated 100% upon an employee's death or permanent physical disability. If there is a sale of Allegiance and the participant is terminated or constructively terminated within the two-year period following the sale, vesting is accelerated 100% upon such termination.

     Options are nontransferable during the life of the participant and generally expire if not exercised within six years after the date of grant. Shares of common stock issued upon exercise of options are subject to various restrictions on transferability, holdback periods in the event of a public offering of Allegiance's securities and provisions requiring the holder of such shares to approve and, if requested by Allegiance, sell its shares in any sale of Allegiance that is approved by the board.

  1998 Stock Incentive Plan

     On June 18, 1998, the board and stockholders of Allegiance approved Allegiance's 1998 Stock Incentive Plan. This stock incentive plan is administered by the Compensation Committee. Certain employees, directors, advisors and consultants of Allegiance will be eligible to participate in this plan. The Compensation Committee is authorized to select the participants and determine the terms and conditions of the awards under this plan. The stock incentive plan provides for the issuance of the following types of incentive awards: stock options, stock appreciation rights, restricted stock, performance grants and other types of awards that the Compensation Committee deems consistent with the purposes of the stock incentive plan.

     On March 2, 1999, Allegiance's board approved amending this plan to increase the number of shares available under this plan by 2,500,000 shares. An aggregate of 6,155,778 shares of common stock of Allegiance have been reserved for issuance under the stock incentive plan, subject to certain adjustments reflecting changes in Allegiance's capitalization.

     Options granted under the stock incentive plan may be either incentive stock options or such other forms of non-qualified stock options as the Compensation Committee may determine. Incentive stock options are intended to qualify as "incentive stock options" within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"). The exercise price of

     - an incentive stock option granted to an individual who owns shares possessing more than 10% of the total combined voting power of all classes of stock of Allegiance will be at least 110% of the fair market value of a share of common stock on the date of grant, and

     - an incentive stock option granted to an individual other than such a 10% owner will be at least 100% of the fair market value of a share of common stock on the date of grant.

     Options granted under the stock incentive plan may be subject to time vesting and certain other restrictions at the sole discretion of the Compensation Committee.

     The board generally will have the power and authority to amend the stock incentive plan at any time without approval of Allegiance's stockholders, subject to applicable federal securities and tax laws limitations and to the regulations of the Nasdaq National Market.

  Stock Purchase Plan

     On June 18, 1998, Allegiance's Employee Stock Discount Purchase Plan was approved by the board and stockholders. The stock purchase plan is intended to give employees desiring to do so a convenient means of purchasing shares of common stock through payroll deductions. The stock purchase plan is intended to provide an incentive to participate by permitting purchases at a discounted price. Allegiance believes that ownership of stock by employees will foster greater employee interest in the success, growth and development of Allegiance.

     Subject to certain restrictions, each employee of Allegiance who is a U.S. resident or a U.S. citizen temporarily on location at a facility outside of the United States will be eligible to participate in the stock purchase plan if he or she has been employed by Allegiance for more than three continuous months. Participation will be discretionary with each eligible employee. Allegiance has reserved 2,305,718 shares of common stock for issuance in connection with the stock purchase plan.

     Elections to participate and purchases of stock will be made on a quarterly basis. Each participating employee contributes to the stock purchase plan by choosing a payroll deduction in any specified amount, with a specified minimum deduction per payroll period. A participating employee may increase or decrease the amount of such employee's payroll deduction, including a change to a zero deduction as of the beginning of any calendar quarter. Elected contributions will be credited to participants' accounts at the end of each calendar quarter.

     Each participating employee's contributions will be used to purchase shares for the employee's share account as promptly as practicable after each calendar quarter. The cost per share will be 85% of the lower of the closing price of Allegiance's common stock on the Nasdaq National Market on the first or the last day of the calendar quarter. The number of shares purchased on each employee's behalf and deposited in his/her share account will be based on the amount accumulated in such participant's cash account and the purchase price for shares with respect to any calendar quarter. Shares purchased under the stock purchase plan carry full rights to receive dividends declared from time to time. A participating employee will have full ownership of all shares in such employee's share account and may withdraw them for sale or otherwise by written request to the Compensation Committee following the close of each calendar quarter.

     Subject to applicable federal securities and tax laws, the board will have the right to amend or to terminate the stock purchase plan. Amendments to the stock purchase plan will not affect a participating employee's right to the benefit of the contributions made by such employee prior to the date of any such amendment. In the event the stock purchase plan is terminated, the Compensation Committee will be required to distribute all shares held in each participating employee's share account plus an amount of cash equal to the balance in each participating employee's cash account.

  401(k) Plan

     Allegiance has adopted a tax-qualified employee savings and retirement plan covering all of Allegiance's full-time employees. Under the 401(k) plan, employees may elect to reduce their current compensation up to the statutorily prescribed annual limit and have the amount of such reduction contributed to the 401(k) plan. The 401(k) plan is intended to qualify under Section 401 of the Code so that contributions by employees to the 401(k) plan, and income earned on plan contributions, are not taxable to employees until withdrawn from the 401(k) plan. The trustees under the 401(k) plan, at the direction of each participant, invest such participant's assets in the 401(k) plan in selected investment options.

EXECUTIVE AGREEMENTS

  Royce J. Holland Executive Agreement

     In August 1997, Allegiance, Allegiance Telecom, LLC, and Mr. Holland entered into an Executive Purchase Agreement and other agreements that include, among others, the following terms:

          Vesting. The Allegiance Telecom, LLC securities purchased by Mr. Holland, as well as any Allegiance securities distributed with respect to such Allegiance Telecom, LLC securities are subject to vesting over a four-year period, with 20% vesting on the date of grant and 20% vesting on each of the first four anniversaries of the grant date. Vesting was accelerated by one year upon the consummation of the initial public offering of common stock, and will be accelerated 100% in the event of Mr. Holland's death or disability, and 100% upon a sale of Allegiance where at least 50% of the consideration for such sale is cash or marketable securities.

          Repurchase of Securities. If Mr. Holland's employment is terminated for any reason other than a termination by Allegiance without cause, Allegiance will have the right to repurchase all unvested Holland executive securities at the lesser of fair market value and original cost.

          Restrictions on Transfer; Holdback and "Drag Along" Agreements. The Holland executive securities are subject to various restrictions on transferability, holdback periods in the event of a public offering of Allegiance's securities and provisions requiring the holder of such shares to approve and, if requested by Allegiance, sell its shares in any sale of Allegiance that is approved by the board.

          Terms of Employment. Mr. Holland is an "at will" employee of Allegiance and, thus, may be terminated by Allegiance at any time and for any reason. Mr. Holland is not entitled to receive any severance payments upon any such termination, other than payments in consideration of the noncompetition and nonsolicitation agreements discussed below.

          Noncompetition and Nonsolicitation Agreements. During the noncompete period defined below, Mr. Holland may not hire or attempt to induce any employee of Allegiance to leave Allegiance's employ, nor attempt to induce any customer or other business relation of Allegiance to cease doing business with Allegiance, nor in any other way interfere with Allegiance's relationships with its employees, customers, and other business relations. Also, during this noncompete period, Mr. Holland may not participate in any business engaged in the provision of telecommunications services in the markets specified below.

          The noncompete period in this agreement is the period of employment and the following additional period: (a) if Mr. Holland is terminated prior to August 13, 2000, the period ending on the later of August 13, 2001 and the second anniversary of termination; (b) if Mr. Holland is terminated at any time on or after August 13, 2000 but prior to August 13, 2001, the period ending on August 13, 2002; and (c) if Mr. Holland is terminated at any time on or after August 13, 2001, the one-year period following termination. Mr. Holland will receive, as consideration for his noncompete, 100% of his base salary that he received, as compensation from Allegiance immediately prior to his termination, as well as a continuation of his medical benefits. However, this period ends if at any time

     Allegiance ceases to pay Mr. Holland the base salary and benefits. The markets covered by this noncompete provision are:

        - any market in which Allegiance is conducting business or preparing under a business plan approved by the board of directors to conduct business;

        - Dallas, New York City, Atlanta, Chicago, Los Angeles and 15 additional markets; and

        - any market for which Allegiance has prepared a business plan unless such business plan has been rejected by the board of directors.

  C. Daniel Yost Executive Agreement

     In February 1998, Allegiance Telecom, Allegiance Telecom, LLC, and Mr. Yost entered into an Executive Purchase Agreement, containing the same terms as those in Mr. Holland's executive agreement.

  Thomas M. Lord Executive Agreement

     In August 1997, Allegiance, Allegiance Telecom, LLC, and Mr. Lord entered into an Executive Purchase Agreement, containing the same terms as those in Mr. Holland's executive agreement.

EXECUTIVE AGREEMENTS ENTERED INTO BY OTHER MANAGEMENT INVESTORS

     Each of the original management investors has entered into an Executive Purchase Agreement and other agreements which include the following terms:

          Vesting. The Allegiance Telecom, LLC securities purchased by a management investor, as well as any securities distributed with respect to such Allegiance Telecom, LLC securities are subject to vesting over a four-year period, with 25% vesting on each of the first four anniversaries of the grant date. Vesting was accelerated by one year upon the consummation of the initial public offering of common stock, and will be accelerated 100% in the event of such management investor's death or disability, and 100% upon a sale of Allegiance where at least 50% of the consideration for such sale is cash or marketable securities.

          Repurchase of Securities. If a management investor's employment is terminated for any reason, Allegiance will have the right to repurchase all such management investor's unvested executive securities at the lesser of fair market value and original cost.

          Restrictions on Transfer; Holdback and "Drag Along" Agreements. The executive securities are subject to various restrictions on transferability, holdback periods in the event of a public offering of Allegiance's securities and provisions requiring the holder of such shares to approve and, if requested by Allegiance, sell its shares in any sale of Allegiance that is approved by the board.

          Terms of Employment. Each management investor is an "at will" employee of Allegiance and, thus, may be terminated by Allegiance at any time and for any reason. No management investor is entitled to receive any severance payments upon any such termination.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

     Prior to April 1998, Allegiance did not have a Compensation Committee and the compensation of executive officers and other key employees of Allegiance was determined by its board of directors. Royce J. Holland, Allegiance's Chairman and Chief Executive Officer, Thomas M. Lord, Allegiance's Executive Vice President of Corporate Development and Chief Financial Officer, C. Daniel Yost, Allegiance's President and Chief Operating Officer, and John J. Callahan, Allegiance's Senior Vice President of Sales and Marketing, are all currently members of Allegiance's board of directors. The board of directors has established a Compensation Committee, which is responsible for decisions regarding salaries, incentive compensation, stock option grants and other matters regarding executive officers and key employees of Allegiance. See
"-- Committees of the Board of Directors."

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

LIMITED LIABILITY COMPANY AGREEMENT

     On August 13, 1997, Allegiance's original fund investors and management investors entered into a limited liability company agreement to govern the affairs of Allegiance Telecom, LLC, which immediately prior to the initial public offering, held the one outstanding share of Allegiance's common stock and substantially all of the outstanding shares of Allegiance's preferred stock.

     Upon consummation of Allegiance's initial public offering of common stock, Allegiance Telecom, LLC dissolved and its assets, which consisted almost entirely of Allegiance stock, were distributed to the fund investors and the management investors in accordance with its limited liability company agreement. Under the terms of this agreement, the equity allocation between the fund investors and the management investors could range between 95.0%/5.0% and 66.7%/33.3% based upon the valuation of Allegiance's common stock implied by the initial public offering of common stock. Based upon the valuation of Allegiance's common stock implied by the initial public offering of common stock, the equity allocation was 66.7% to the fund investors and 33.3% to the management investors. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Results of Operations."

SECURITYHOLDERS AGREEMENT

     The fund investors, the management investors, and Allegiance, are parties to a Securityholders Agreement dated as of August 13, 1997. Under the terms of this agreement, in the event of an approved sale of Allegiance, each of the fund investors, management investors and their transferees agrees to approve and, if requested, to sell its shares in such sale of Allegiance. Most of the other provisions of this agreement terminated upon the consummation of the initial public offering of common stock.

REGISTRATION AGREEMENT

     The fund investors, the management investors, and Allegiance are parties to a Registration Agreement dated as of August 13, 1997. See "Description of Capital Stock -- Registration Rights."

VOTING AGREEMENT

     Certain of Allegiance's stockholders have each agreed to vote all of their shares in such a manner as to elect the following persons to serve as directors:
Madison Dearborn Capital Partners, Morgan Stanley Capital Partners, and Frontenac Company each have the right to designate two directors; Battery Ventures has the right to designate one director; Allegiance's Chief Executive Officer has the right to serve as a director; the management investors have the right to designate three directors; and the final two directorships may be filled by representatives designated by the fund investors and acceptable to the management investors.

GRANT OF OPTIONS

     In March 1998, prior to Reed E. Hundt joining the board of directors, Allegiance issued:

     - options to purchase 50,623 shares of common stock to Reed E. Hundt, and

     - 50,623 shares of common stock to Charles Ross Partners, LLC, of which Mr. Hundt is a member.

     The options were issued with an exercise price of $2.47 per share. 33.33% of such options vested on March 13, 1999, and an additional 8.34% of such options will vest every three months after this date, until March 13, 2001, when all such options become exercisable. These numbers take into account Allegiance's initial public offering of common stock and related
426.2953905-for-one stock split.

OTHER

     Morgan Stanley & Co. Incorporated, an affiliate of Morgan Stanley Capital Partners, one of the fund investors, acted as a placement agent in connection with Allegiance's offering of the 11 3/4% notes and redeemable warrants and received fees of approximately $4.4 million. In addition, Morgan Stanley & Co. Incorporated was one of the underwriters in Allegiance's initial public offering of common stock and 12 7/8% notes offering and received fees of approximately $6.9 million in connection with such offerings.

                       PRINCIPAL AND SELLING STOCKHOLDERS

     The following table sets forth certain information regarding the beneficial ownership of the outstanding common stock of Allegiance as of April 8, 1999 by:

     - each of the directors and the executive officers of Allegiance,

     - all directors and executive officers as a group,

     - each selling stockholder, and

     - each owner of more than 5% of the equity securities of Allegiance.

     The percentages specified below are based on 50,389,115 shares of common stock outstanding as of April 8, 1999 and on 62,215,115 shares of common stock outstanding after the offering. Unless otherwise noted, the address for each director and executive officer of Allegiance is c/o Allegiance Telecom, Inc., 1950 Stemmons Freeway, Suite 3026, Dallas, Texas 75207.

                                             SHARES BENEFICIALLY                     SHARES BENEFICIALLY
                                           OWNED PRIOR TO OFFERING                   OWNED AFTER OFFERING
                                           ------------------------                  --------------------
                                                           PERCENT    SHARES TO BE                PERCENT
                                                             OF         SOLD IN                     OF
NAME AND ADDRESS OF BENEFICIAL OWNER          NUMBER        CLASS       OFFERING       NUMBER      CLASS
------------------------------------       ------------   ---------   ------------   ----------   -------
DIRECTORS AND EXECUTIVE OFFICERS:
Royce J. Holland(1)......................    3,908,223       7.8%             --      3,908,223     6.3%
C. Daniel Yost...........................    1,619,940       3.2              --      1,619,940     2.6
Thomas M. Lord(2)........................    1,822,432       3.6              --      1,822,432     2.9
John J. Callahan.........................      608,477       1.2              --        608,477     1.0
Dana A. Crowne...........................      404,985         *              --        404,985       *
Paul D. Carbery(3).......................    4,262,999       8.5         850,000(5)   3,412,999     5.5
James E. Crawford, III(3)(4).............    4,274,499       8.5         850,000(5)   3,424,499     5.5
John B. Ehrenkranz.......................           --        --              --             --      --
Paul J. Finnegan(6)......................           --        --              --             --      --
Richard D. Frisbie(7)....................    2,131,499       4.2              --      2,131,499     3.4
Alan E. Goldberg(8)......................           --        --              --             --      --
Reed E. Hundt(9).........................      101,246         *              --        101,246       *
James N. Perry, Jr.(6)...................           --        --              --             --      --
All directors and executive officers as a
  group (13 persons).....................   14,871,281      29.6         850,000(5)  14,021,281    22.5
5% OWNERS:
Madison Dearborn Capital Partners(10)....   10,302,247      20.4       2,000,000      8,302,247    13.3
Morgan Stanley Capital Partners(11)......   10,302,247      20.4              --     10,302,247    16.6
Frontenac Company(12)....................    4,262,999       8.5         850,000      3,412,999     5.5

---------------

  *  Denotes less than one percent.

 (1) Includes 1,940,552 shares of common stock owned by the Royce J. Holland Family Limited Partnership, of which Royce J. Holland is the sole general partner, 1,000 shares of common stock owned by Mr. Holland's wife, 2,600 shares of common stock held by Mr. Holland as custodian for his children, as to which 2,600 shares Mr. Holland disclaims beneficial ownership. 3,881,105 of the shares of common stock owned by Mr. Holland and the Royce
     J. Holland Family Limited Partnership are subject to vesting, with 60% of such shares of common stock having vested and an additional 20% vesting on each of August 13, 1999 and 2000. See "Management -- Executive Agreements."

 (2) Includes 911,216 shares of common stock owned by Mr. Lord's wife and children, as to which Mr. Lord disclaims beneficial ownership. All of the shares of common stock owned by Mr. Lord and his family are subject to vesting with 60% of such shares of common stock having vested and an additional 20% vesting on each of August 13, 1999 and 2000. See "Management -- Executive Agreements."

 (3) 4,262,999 shares of common stock shown are owned by Frontenac VII Limited Partnership and Frontenac Masters VII Limited Partnership. Messrs. Carbery and Crawford are members of Frontenac Company, VII, L.L.C., the general partner of Frontenac VII Limited Partnership and Frontenac Masters VII Limited Partnership and their address is c/o Frontenac Company, 135 S. LaSalle Street, Suite 3800, Chicago, IL 60603. They disclaim beneficial ownership of these shares of common stock.

 (4) Includes 500 shares of common stock owned by Mr. Crawford's spouse, 100 shares of common stock owned by Mr. Crawford's son, and 600 shares held by Mr. Crawford as custodian for his son, as to which 600 shares Mr. Crawford disclaims beneficial ownership.

 (5) Represents shares being sold by the Frontenac funds. Neither Mr. Carbery nor Mr. Crawford are selling any shares in their individual capacity.

 (6) Messrs. Finnegan and Perry are managing directors of Madison Dearborn Partners, Inc., the general partner of the general partner of Madison Dearborn Capital Partners II, L.P. and their address is c/o Madison Dearborn Partners, Inc., Three First National Plaza, Suite 3800, Chicago, IL 60602.

 (7) All shares of common stock shown are owned by Battery Ventures IV, L.P. and Battery Investment Partners IV, LLC. Mr. Frisbie is a member manager of Battery Partners IV, LLC, the general partner of Battery Ventures IV, L.P. and a member manager of Battery Investment Partners IV, LLC and his address is c/o Battery Ventures, 20 William Street, Wellesley, MA 02181. He disclaims beneficial ownership of these shares of common stock.

 (8) Mr. Goldberg is Chairman, CEO and Director of Morgan Stanley Capital Partners III, Inc., the general partner of the general partner of the funds described in footnote (10) below and their address is c/o Morgan Stanley Capital Partners, 1221 Avenue of the Americas, New York, NY 10020.

 (9) Mr. Hundt owns options to acquire 50,623 shares of common stock and Charles Ross Partners, LLC, a Delaware limited liability company, of which Mr. Hundt is a member, owns 50,623 shares of common stock.

(10) These shares of common stock are owned by Madison Dearborn Capital Partners II, L.P.

(11) These shares of common stock are owned by Morgan Stanley Capital Partners III, L.P., MSCP III 892 Investors, L.P. and Morgan Stanley Capital Investors, L.P.

(12) These shares of common stock are owned by Frontenac VII Limited Partnership and Frontenac Masters VII Limited Partnership.

                      DESCRIPTION OF CERTAIN INDEBTEDNESS

11 3/4% NOTES

     On February 3, 1998, we issued $445.0 million aggregate principal amount at maturity of 11 3/4% Senior Discount Notes. They will mature on February 15, 2008. The 11 3/4% notes were issued in units, with each unit consisting of one 11 3/4% note and one redeemable warrant.

     No cash interest is payable on the 11 3/4% notes prior to August 15, 2003. From and after February 15, 2003, interest on the 11 3/4% notes will accrue at the rate of 11 3/4% per annum. Interest on the 11 3/4% notes is payable semiannually on February 15 and August 15 of each year, commencing August 15, 2003. Payment of interest will be made to holders of record at the close of business on the February 1 or August 1 immediately preceding the interest payment date.

     The 11 3/4% notes are not secured by any of our assets and rank equally in right of payment with all of our unsubordinated and unsecured indebtedness, including the 12 7/8% notes described below. The 11 3/4% notes are senior in right of payment to all of our future subordinated indebtedness.

     We may redeem the 11 3/4% notes at our option, in whole or in part, at any time on or after February 15, 2003. The initial redemption price is 105.8750% of their principal amount at maturity, plus accrued interest. The redemption price will decline each year and will be 100% of their principal amount at maturity, plus accrued interest, beginning on February 15, 2006. In addition, at any time on or before February 15, 2001, we may redeem up to 35% of the aggregate principal amount at maturity of the 11 3/4% notes with the proceeds of certain public equity offerings at a redemption price equal to 111.75% of their accreted value on the redemption date. We may make this redemption only so long as at least $289.3 million aggregate principal amount at maturity of the 11 3/4% notes remains outstanding immediately after such redemption.

     The 11 3/4% notes indenture contains certain restrictive covenants, including among others limitations on the ability of Allegiance and its restricted subsidiaries to:

     - incur indebtedness,

     - pay dividends,

     - prepay subordinated indebtedness,

     - repurchase capital stock,

     - make investments,

     - engage in transactions with affiliates,

     - create liens,

     - sell assets, and

     - engage in mergers and consolidations and certain other events which could cause an event of default.

     Events of default under the 11 3/4% notes indenture include, among other things:

     - payment defaults,

     - covenant defaults,

     - cross-defaults to certain other indebtedness,

     - judgment defaults, and

     - certain events of bankruptcy and insolvency.

12 7/8% NOTES

     On July 7, 1998, we issued $205.0 million aggregate principal amount at maturity of 12 7/8% Senior Notes. They will mature on May 15, 2008.

     Interest on the 12 7/8% notes accrues at the rate of 12 7/8% per annum, payable semiannually on May 15 and November 15 of each year. Payment of interest will be made to holders of record at the close of business on the May 1 or November 1 immediately preceding the interest payment date.

     In connection with the sale of the 12 7/8% notes, we purchased approximately $69.0 million of U.S. Government securities and placed such securities in a pledge account to be used for payment in full of the first six scheduled interest payments due on the 12 7/8% notes.

     The 12 7/8% notes are not secured by any of our assets other than the pledge of the U.S. Government securities described above, and rank equally in right of payment with all of our unsubordinated and unsecured indebtedness, including the 11 3/4% notes described above. The 12 7/8% notes are senior in right of payment to all of our future subordinated indebtedness.

     We may redeem the 12 7/8% notes at our option, in whole or in part, at any time on or after May 15, 2003. The initial redemption price is 106.438% of their principal amount at maturity, plus accrued interest. The redemption price will decline each year and will be 100% of their principal amount at maturity, plus accrued interest, beginning on May 15, 2006. In addition, at any time on or before May 15, 2001, we may redeem up to 35% of the aggregate principal amount at maturity of the 12 7/8% notes with the proceeds of certain public equity offerings at a redemption price equal to 112.875% of the principal amount plus accrued interest. We may make this redemption only so long as at least $133.25 million aggregate principal amount at maturity of the 12 7/8% notes remains outstanding immediately after such redemption.

     The 12 7/8% notes indenture contains certain restrictive covenants and events of default that are substantially similar to those contained in the 11 3/4% indenture.

REVOLVING CREDIT FACILITY

     On April 1, 1999, we entered into a credit agreement and related guaranty agreement with Goldman Sachs Credit Partners L.P., TD Securities (USA) Inc., Morgan Stanley Senior Funding, Inc. and various other lenders that provides for a $225 million senior secured revolving credit facility maturing December 31, 2005 for a subsidiary of Allegiance Telecom, Inc. This revolving facility is available, subject to satisfaction of certain terms and conditions, to provide purchase money financing for the acquisition, construction and improvement of telecommunications assets by Allegiance's operating subsidiaries. The following is a summary of material terms of the revolving credit facility.

     The borrower under the facility is Allegiance Finance Company, Inc., a wholly owned subsidiary of Allegiance Telecom, Inc. that will own Allegiance's operating subsidiaries. The facility is structurally senior to all of Allegiance's 12 7/8% notes and 11 3/4% notes issued in 1998. The facility is secured by all of Allegiance's subsidiaries' assets and a pledge of the stock of Allegiance Finance Company. The facility is guaranteed by Allegiance Telecom, Inc. Based on Allegiance's current business plan, the facility is expected to be undrawn until 2000. Interest rates under the facility are tied to the level of debt compared to consolidated EBITDA and are initially expected to be the London Interbank Offering Rate + 3.75%. The commitment fee on the undrawn portion of the facility is 1.50% of the total amount of the facility, with step-downs based on utilization.

     Allegiance's ability to borrow under the facility fluctuates according to Allegiance's ability to meet the financial covenants and the ability of Allegiance's geographic markets to generate cash. Allegiance may borrow under the facility at such time as Allegiance Telecom, Inc. has invested a minimum of $250 million in the operations of the borrower and/or its subsidiaries, and certifies that, in at least one market which operates as an independent business unit, Allegiance has achieved positive earnings before deducting interest, taxes, depreciation and amortization and before deducting overhead charges. The facility refers to this measurement as "pre-overhead EBITDA." Allegiance must also certify that it projects such market to remain pre-overhead EBITDA positive through the maturity of the facility. The actual amount available under the initial availability test is equal to one-third of the total amount of the facility, plus three times the annualized pre-overhead EBITDA for such market. Thus, for example, if the Allegiance Dallas market operations turn pre-overhead EBITDA positive for one month and Allegiance projects that this market will remain positive through the maturity of the facility on December 31, 2005, the initial availability under the facility will be equal to one third of the total amount of the facility plus three times the annualized pre-overhead EBITDA for the Dallas market. The one-month results are annualized by multiplying these results by twelve. Allegiance would not be able to borrow if the market fails to remain pre-overhead EBITDA positive and is required to repay loans at such time in an amount equal to the availability created by such market.

     The availability derived from any single pre-overhead EBITDA positive market, however, will not exceed $100 million. At present, it is anticipated that Dallas will be the first market to turn positive on a pre-overhead EBITDA basis. Management expects this to occur in April 1999, however, there can be no assurance that this will be the case.

     The amount available will increase when two or more markets generate positive pre-overhead EBITDA for a given month. This incremental availability will equal three times the annualized pre-overhead EBITDA generated by each market other than the first market.

     The availability test also serves as a financial covenant, and Allegiance is required to maintain levels of pre-overhead EBITDA from individual markets that would support amounts outstanding under the facility. The commitments of the lenders under the facility will reduce in twelve consecutive quarterly installments, beginning on March 31, 2003, in annual amounts equal to the following respective percentages of the initial amount of the facility:

                                                     FACILITY
YEAR                                                 REDUCTION
----                                                 ---------
2003..............................................      20%
2004..............................................      30%
2005..............................................      50%

     A comprehensive covenant package as well as the availability tests described above governs the facility. From April 1, 1999 through June 30, 2001, Allegiance's performance will be tested by one set of covenants. Another set of covenants will take effect July 1, 2001. Allegiance must be in compliance with each covenant in order to borrow under the facility and a failure to satisfy any of the covenants would enable the lender to declare outstanding amounts to be due and payable. The covenants for these periods include:

    COVENANTS THROUGH JUNE 30, 2001         COVENANTS FROM JULY 1, 2001 TO DECEMBER 31, 2005
    -------------------------------         ------------------------------------------------
- Minimum Revenues                          - Senior Secured Debt to Annualized Consolidated
                                              EBITDA
- Maximum Consolidated EBITDA Loss/
  Minimum Consolidated EBITDA               - Total Debt to Annualized Consolidated EBITDA
- Senior Secured Debt to Total              - Annualized Consolidated EBITDA/Interest
Capitalization                              Expense
- Maximum Capital Expenditures              - Annualized Pro Forma Consolidated EBITDA/Pro
                                              Forma Debt Service
- Maximum Unsecured Subordinated Debt
                                            - Maximum Capital Expenditures

     Allegiance has flexibility under the facility to make unlimited acquisitions using equity consideration, or if financed with indebtedness, acquisitions totaling up to $75 million. There is an additional $25 million sub-limit with respect to acquisitions of entities generating negative free cash flow for the trailing twelve-month period, stepping up to $45 million at such time as the borrower generates positive pre-overhead EBITDA in two or more markets, all of which limits are subject to increase as additional equity is raised and contributed as common equity to the borrower and its subsidiaries.

     In addition, the borrower is subject to limitations, to be determined, with respect to investments in more than 24 initial markets. The borrower is permitted to make distributions to Allegiance Telecom, Inc. to enable the payment of interest and principal on the existing indebtedness of Allegiance Telecom, Inc.

     The facility is also subject to certain representations, warranties, covenants and events of default customary for credits of this nature and otherwise agreed upon by the parties.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL MATTERS

     The total amount of authorized capital stock of Allegiance consists of 150,000,000 shares of common stock, par value $.01 per share, and 1,000,000 shares of preferred stock, par value $.01 per share. As of April 8, 1999, 50,389,115 shares of common stock were issued and outstanding and no shares of preferred stock were issued and outstanding. The following discussion describes Allegiance's capital stock, its charter and by-laws. This summary describes all material provisions of Allegiance's charter and by-laws. If you would like to read copies of these documents, we have filed copies with the SEC.

     Allegiance's charter and by-laws contain certain provisions that are intended to enhance the likelihood of continuity and stability in the composition of the board of directors. These provisions may have the effect of delaying, deferring or preventing a future takeover or change in control of Allegiance unless the takeover or change in control is approved by the board of directors.

COMMON STOCK

     Subject to the prior rights of the holders of any preferred stock, the holders of outstanding shares of common stock are entitled to receive dividends out of assets legally available at such time and in such amounts as the board of directors may from time to time determine. The shares of common stock are not convertible and the holders have no preemptive or subscription rights to purchase any securities of Allegiance. Upon liquidation, dissolution or winding up of Allegiance, the holders of common stock are entitled to receive pro rata, the assets of Allegiance which are legally available for distribution, after payment of all debts and other liabilities and subject to the prior rights of any holders of preferred stock then outstanding. Each outstanding share of common stock is entitled to one vote on all matters submitted to a vote of stockholders. There is no cumulative voting.

PREFERRED STOCK

     Allegiance's board of directors may, without further action by Allegiance's stockholders, from time to time, direct the issuance of shares of preferred stock in series and may, at the time of issuance, determine the rights, preferences and limitations of each series. Satisfaction of any dividend preferences of outstanding shares of preferred stock would reduce the amount of funds available for the payment of dividends on shares of common stock. Holders of shares of preferred stock may be entitled to receive a preference payment in the event of any liquidation, dissolution or winding-up of Allegiance before any payment is made to the holders of shares of common stock. Under certain circumstances, the issuance of shares of preferred stock may render more difficult or tend to discourage a merger, tender offer or proxy contest, the assumption of control by a holder of a large block of Allegiance's securities or the removal of incumbent management. Upon the affirmative vote of a majority of the total number of directors then in office, the board of directors of Allegiance, without stockholder approval, may issue shares of preferred stock with voting and conversion rights which could adversely affect the holders of shares of common stock. There are no shares of preferred stock currently outstanding, and Allegiance has no present intention to issue any shares of preferred stock.

CERTAIN PROVISIONS OF ALLEGIANCE'S CHARTER AND BY-LAWS

     Allegiance's charter provides for the board of directors to be divided into three classes, as nearly equal in number as possible, serving staggered terms. Approximately one-third of the board of directors will be elected each year. See "Management." Under the Delaware General Corporation Law, directors serving on a classified board can only be removed for cause. The provision for a classified board could prevent a party who acquires control of a majority of the outstanding voting stock from obtaining control of the board of directors until the second annual stockholders meeting following the date the acquiror obtains the controlling stock interest. The classified board provision could have the effect of discouraging a potential acquiror from making a tender offer or otherwise attempting to obtain control of Allegiance and could increase the likelihood that incumbent directors will retain their positions.

     Allegiance's charter provides that stockholder action can be taken only at an annual or special meeting of stockholders and cannot be taken by written consent in lieu of a meeting. Allegiance's charter and the by-laws provides that, except as otherwise required by law, special meetings of the stockholders can only be called under a resolution adopted by a majority of the board of directors or by the Chief Executive Officer of Allegiance. Stockholders will not be permitted to call a special meeting or to require the board of directors to call a special meeting.

     Allegiance's by-laws establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of stockholders of Allegiance, including proposed nominations of persons for election to the board of directors.

     Stockholders at an annual meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the board of directors or by a stockholder who was a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given to Allegiance's Secretary timely written notice, in proper form, of the stockholder's intention to bring that business before the meeting. Although the by-laws do not give the board of directors the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting, the by-laws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed or may discourage or defer a potential acquiror from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of Allegiance.

     Allegiance's charter and by-laws provide that the affirmative vote of holders of at least 66 2/3% of the total votes eligible to be cast in the election of directors is required to amend, alter, change or repeal certain of their provisions. This requirement of a super-majority vote to approve amendments to its charter and by-laws could enable a minority of Allegiance's stockholders to exercise veto power over any such amendments.

CERTAIN PROVISIONS OF DELAWARE LAW

     Allegiance is subject to the "Business Combination" provisions of the Delaware General Corporation Law. In general, such provisions prohibit a publicly held Delaware corporation from engaging in various "business combination" transactions with any "interested stockholder" for a period of three years after the date of the transaction which the person became an "interested stockholder," unless:

     - the transaction is approved by the board of directors prior to the date the "interested stockholder" obtained such status;

     - upon consummation of the transaction which resulted in the stockholder becoming an "interested stockholder," the "interested stockholder," owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by:

      (a) persons who are directors and also officers, and

      (b) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

     - on or subsequent to such date the "business combination" is approved by the board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the "interested stockholder."

     A "business combination" is defined to include mergers, asset sales and other transactions resulting in financial benefit to a stockholder. In general, an "interested stockholder" is a person who, together with affiliates and associates, owns or within three years did own, 15% or more of a corporation's voting stock. The statute could prohibit or delay mergers or other takeover or change in control attempts with respect to Allegiance and, accordingly, may discourage attempts to acquire Allegiance.

LIMITATIONS ON LIABILITY AND INDEMNIFICATION OF OFFICERS AND DIRECTORS

     Allegiance's charter limits the liability of directors to the fullest extent permitted by the Delaware General Corporation Law. In addition, the charter provides that Allegiance will indemnify directors and officers of Allegiance to the fullest extent permitted by such law. Allegiance has entered into indemnification agreements with its current directors and anticipates entering into such agreements with its executive officers and any new directors or executive officers.

WARRANTS

     In connection with the offering of our 11 3/4% notes, Allegiance issued 445,000 redeemable warrants under the Warrant Agreement between Allegiance and The Bank of New York.

     Each redeemable warrant is exercisable to purchase 1.45898399509 shares of common stock at an exercise price of $.01 per share, subject to adjustment. The redeemable warrants may be exercised at any time on or after February 3, 1999 and prior to February 3, 2008. Upon the occurrence of a merger with a person that does not have a class of equity securities registered under the Securities Exchange Act of 1934, as amended in connection with which the consideration to stockholders of Allegiance is not all cash, Allegiance or its successor by merger or consolidation will be required to offer to repurchase the redeemable warrants. All such repurchases will be at the market price of the common stock or other securities issuable upon exercise of the redeemable warrants or, if the common stock or such other securities are not registered under the Exchange Act, the value of the common stock or other securities as determined by an independent financial expert, less the exercise price.

REGISTRATION RIGHTS

     The fund investors, the management investors, and Allegiance are parties to a Registration Agreement dated as of August 13, 1997. Each of Morgan Stanley Capital Partners, Madison Dearborn Capital Partners, and Frontenac Company is entitled to demand two long-form registrations and unlimited short-form registrations, and Battery Ventures is entitled to demand one long-form registration, such as registration on Form S-1, and unlimited short-form registrations, such as registration on Form S-3. In addition, the fund investors and the management investors may "piggyback" on primary or secondary registered public offerings of Allegiance's securities. Allegiance has agreed to pay the registration expenses in connection with these demand and "piggyback" registrations. Each fund investor and management investor is subject to holdback restrictions in the event of a public offering of Allegiance securities. The parties to the Registration Agreement have agreed to permit the holders of redeemable warrants to "piggyback" on any registrations under the Registration Agreement. Allegiance has obtained waivers from the requisite holders under the Registration Agreement of the right of all holders to "piggyback" on the registration statement relating to this offering.

     Allegiance, Morgan Stanley & Co. Incorporated, Salomon Brothers Inc, Bear Stearns & Co. Inc. and Donaldson Lufkin & Jenrette Securities Corporation are parties to a Warrant Registration Rights Agreement dated as of February 3, 1998. Allegiance has filed a shelf registration statement with respect to the issuance of the common stock issuable upon exercise of the redeemable warrants; such shelf registration statement was declared effective by the SEC on March 31, 1999. Allegiance is required to maintain the effectiveness of such registration statement until all redeemable warrants have expired or been exercised. Allegiance is required to pay the expenses associated with such registration. Allegiance has obtained waivers from the holders of a majority of the warrants of their rights to "piggyback" on the registration statement relating to this offering.

                        SHARES ELIGIBLE FOR FUTURE SALE

     After this offering, we will have 62,215,115 shares of common stock outstanding, excluding 9,426,097 shares reserved for issuance under our stock plans and 649,248 shares reserved for issuance upon the exercise of outstanding warrants. All of the shares of common stock sold in this offering will be freely tradeable under the Securities Act, unless held by our "affiliates," as that term is defined by the SEC. In addition, 40,341,554 shares of our common stock have been issued in transactions that were not registered with the SEC and, thus, are "restricted securities," as that term is defined by the SEC. Upon the expiration of the lock-up agreements between Allegiance, certain stockholders, including the selling stockholders, management and the underwriters, these shares of common stock will become eligible for sale, subject to compliance with Rule 144 of the Securities Act as described below.

     In general, under Rule 144 as currently in effect, a stockholder who has beneficially owned restricted securities for at least one year, can sell in any three-month period a number of shares that does not exceed the greater of:

     - 1% of the number of shares of common stock then outstanding, or approximately 622,151 shares immediately after this offering, or

     - the average weekly trading volume of the common stock on the Nasdaq National Market during the four calendar weeks immediately preceding the date on which such sale is made.

     Sales under Rule 144 are subject to certain requirements relating to manner of sale, notice and availability of current public information about Allegiance. A stockholder who is not deemed to have been an affiliate at any time during the 90 days immediately preceding the sale and who has beneficially owned restricted securities for at least two years is entitled to sell such shares under Rule 144(k) without regard to the limitations and requirements described above.

     Allegiance, its directors and certain of its officers and certain stockholders, including the selling stockholders, have agreed with the underwriters that, for a period of 90 days after the date of this prospectus, they will not directly or indirectly, offer, pledge, sell, contract to sell, sell any option or contract to purchase or otherwise dispose of any common stock or any securities convertible into or exercisable or exchangeable for common stock, or in any manner transfer all or a portion of the economic consequences associated with the ownership of the common stock, or cause a registration statement covering any shares of common stock to be filed, without the prior written consent of Salomon Smith Barney Inc. and Goldman, Sachs & Co., subject to certain limited exceptions, including, in the case of Allegiance, the issuance of shares under the Employee Stock Discount Purchase Plan and 1998 Stock Incentive Plan and grants of options pursuant to, and issuance of shares upon exercise of options under, the 1997 Nonqualified Stock Option Plan and the 1998 Stock Incentive Plan. See "Management -- Stock Plans." The lock-up agreements described above may be released at any time as to all or any portion of the shares subject to such agreements at the sole discretion of Salomon Smith Barney Inc. and Goldman, Sachs & Co.

     Allegiance has filed and will file registration statements on Form S-8 covering the sale of an aggregate of 9,498,970 shares of common stock reserved for issuance under the 1997 Nonqualified Stock Option Plan, the 1998 Stock Incentive Plan and the Employee Stock Discount Purchase Plan. See
"Management -- Stock Plans." Accordingly, shares registered under such registration statement will be available for sale in the public market upon issuance of such shares pursuant to the respective stock plan, unless such shares are subject to vesting restrictions and subject to limitations on resale by "affiliates" pursuant to Rule 144 and under the lock-up agreements described above.

     The holders of the warrants are entitled to "piggyback" registration rights in connection with any public offering of the common stock. In addition, Allegiance's shelf registration statement with respect to the issuance of the common stock issuable upon exercise of the warrants was declared effective on March 31, 1999. Allegiance is required to maintain the effectiveness of such registration statement until all warrants have expired or been exercised.

                                  UNDERWRITING

     Subject to the terms and conditions stated in the underwriting agreement dated the date hereof, each underwriter named below has severally agreed to purchase, and Allegiance and the selling stockholders have agreed to sell to such underwriter, the number of shares set forth opposite the name of such underwriter.

                                                              NUMBER OF
                            NAME                                SHARES
                            ----                              ----------
Salomon Smith Barney Inc....................................   2,683,200
Goldman, Sachs & Co.........................................   2,683,200
Donaldson, Lufkin & Jenrette Securities Corporation.........   2,683,200
Morgan Stanley & Co. Incorporated...........................   2,683,200
Warburg Dillon Read LLC.....................................   2,683,200
BancBoston Robertson Stephens Inc...........................      90,000
Bear, Stearns & Co. Inc.....................................      90,000
BNY Capital Markets, Inc....................................      90,000
Credit Lyonnais Securities (USA) Inc........................      90,000
Dresdner Kleinwort Benson North America LLC.................      90,000
Paribas Corporation.........................................      90,000
TD Securities (USA) Inc. ...................................      90,000
Brad Peery Inc..............................................      70,000
Doft & Co., Inc.............................................      70,000
First Union Capital Markets Corp............................      70,000
Hoak Breedlove Wesneski & Co................................      70,000
Kaufman Bros., L.P..........................................      70,000
Ladenburg, Thalman & Co. Inc................................      70,000
Legg Mason Wood Walker, Incorporated........................      70,000
Sanders Morris Mundy........................................      70,000
Stifel, Nicolaus & Company, Incorporated....................      70,000
                                                              ----------
          Total.............................................  14,676,000
                                                              ==========

     The underwriting agreement provides that the obligations of the several underwriters to purchase the shares included in this offering are subject to approval of certain legal matters by counsel and to certain other conditions. The underwriters are obligated to purchase all the shares (other than those covered by the over-allotment option described below) if they purchase any of the shares.

     The underwriters, for whom Salomon Smith Barney Inc., Goldman, Sachs & Co., Donaldson, Lufkin & Jenrette Securities Corporation, Morgan Stanley & Co. Incorporated and Warburg Dillon Read LLC are acting as representatives, propose to offer some of the shares directly to the public at the public offering price set forth on the cover page of this prospectus and some of the shares to certain dealers at the public offering price less a concession not in excess of $.91 per share. The underwriters may allow, and such dealers may reallow, a concession not in excess of $.10 per share on sales to certain other dealers. If all of the shares are not sold at the initial offering price, the representatives may change the public offering price and the other selling terms.

     Allegiance has granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to 2,201,400 additional shares of common stock at the public offering price less the underwriting discount. The underwriters may exercise such option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent such option is exercised, each underwriter will be obligated, subject to certain conditions, to purchase a number of additional shares approximately proportionate to such underwriter's initial purchase commitment.

     In connection with the offering, Allegiance, Allegiance's executive officers and directors, the selling stockholders, and certain existing stockholders of Allegiance have agreed that, without the prior written consent of Salomon Smith Barney Inc. and Goldman, Sachs & Co. on behalf of the underwriters, they will not:

          (a) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock, or

          (b) enter into any swap or similar arrangement that transfers, in whole or in part, any of the economic consequences of ownership of the common stock,

whether any such transaction described in clause (a) or (b) of this paragraph is to be settled by delivery of such common stock or such other securities, in cash or otherwise, for a period of 90 days after the date of this prospectus. The restrictions described in clause (a) and (b) of this paragraph shall not apply to:

          (a) the common stock to be sold in this offering,

          (b) the issuance by Allegiance of common stock upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this prospectus,

          (c) the issuance by Allegiance of additional options to purchase shares of common stock pursuant to Allegiance's existing stock option plans,

          (d) transactions relating to shares of common stock or other securities acquired in open market transactions after the completion of this offering, and

          (e) certain other limited transactions.

     The common stock is quoted on the Nasdaq National Market under the symbol "ALGX."

     The following table shows the underwriting discounts and commissions to be paid to the underwriters by Allegiance in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares of common stock.

                                                                 PAID BY ALLEGIANCE
                                                             ---------------------------
                                                             NO EXERCISE   FULL EXERCISE
                                                             -----------   -------------
Per share..................................................  $      1.52    $      1.52
Total......................................................  $17,975,520    $21,321,648

     In connection with the offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include over-allotment, syndicate covering transactions and stabilizing transactions. Over-allotment involves syndicate sales of common stock in excess of the number of shares to be purchased by the underwriters in the offering, which creates a syndicate short position. Syndicate covering transactions involve purchases of the common stock in the open market after the distribution has been completed in order to cover syndicate short positions. Stabilizing transactions consist of certain bids or purchases of common stock made for the purpose of preventing or retarding a decline in the market price of the common stock while the offering is in progress.

     The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when the underwriters in covering syndicate short positions or making stabilizing purchases, repurchase shares originally sold by that syndicate member.

     Any of these activities may cause the price of the common stock to be higher than the price that otherwise would exist in the open market in the absence of such transactions. These transactions may be effected on the Nasdaq National Market or in the over-the-counter market, or otherwise and, if commenced, may be discontinued at any time.

     In addition, in connection with this offering, certain of the underwriters and selling group members may engage in passive market making transactions in the common stock on the Nasdaq National Market, prior to the pricing and completion of the offering. Passive market making consists of displaying bids on the Nasdaq National Market no higher than the bid prices of independent market makers and making purchases at prices no higher than those independent bids and effected in response to order flow. Net purchases by a passive market maker on each day are limited to a specified percentage of the passive market maker's average daily trading volume in the common stock during a specified period and must be discontinued when such limit is reached. Passive market making may cause the price of the common stock to be higher than the price that otherwise would exist in the open market in the absence of such transactions. If passive market making is commenced, it may be discontinued at any time.

     Allegiance estimates that the total expenses of this offering (excluding underwriting discounts and commissions) will be $1,100,000.

     The representatives have performed certain investment banking and advisory services for Allegiance from time to time for which they have received customary fees and expenses. The representatives may, from time to time, engage in transactions with and perform services for Allegiance in the ordinary course of their business.

     Allegiance and each of the Selling Stockholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make in respect of any of those liabilities.

     Affiliates of Morgan Stanley & Co. Incorporated and Goldman, Sachs & Co. are lenders under the revolving credit facility discussed under "Description of Certain Indebtedness -- Revolving Credit Facility." Affiliates of Morgan Stanley & Co. Incorporated are significant shareholders of Allegiance and have two representatives serving on Allegiance's board of directors. See "Principal and Selling Stockholders" and "Management -- Directors, Executive Officers and Other Key Employees."

                                 LEGAL MATTERS

     The validity of the common stock offered hereby will be passed upon for Allegiance by Kirkland & Ellis (a partnership including professional corporations), Chicago, Illinois. Certain legal matters will be passed upon for the underwriters by Shearman & Sterling, New York, New York.

                                    EXPERTS

     The consolidated balance sheets of Allegiance as of December 31, 1998 and December 31, 1997, and the related consolidated statements of operations, stockholders' equity (deficit) and cash flows for the year ended December 31, 1998 and for the period from inception on April 22, 1997 to December 31, 1997, have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their report with respect thereto and are included in this prospectus in reliance upon the authority of said firm as experts in giving said report.

                      WHERE YOU CAN FIND MORE INFORMATION

     We file annual, quarterly and current reports and other information with the SEC. You may read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, New York, and Chicago, Illinois. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public on the SEC Internet site at http://www.sec.gov.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                                                              PAGE
                                                              ----

Report of Independent Public Accountants....................  F-2

Consolidated Balance Sheets as of December 31, 1998, and
  December 31, 1997.........................................  F-3

Consolidated Statements of Operations for the year ended
  December 31, 1998, and for the Period from Inception
  (April 22, 1997) through December 31, 1997................  F-4

Consolidated Statements of Stockholders' Equity (Deficit)
  for the year ended December 31, 1998, and for the Period
  from Inception (April 22, 1997) through December 31,
  1997......................................................  F-5

Consolidated Statements of Cash Flows for the year ended
  December 31, 1998, and for the Period from Inception
  (April 22, 1997) through December 31, 1997................  F-6

Notes to Consolidated Financial Statements..................  F-7

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Stockholders of Allegiance Telecom, Inc.:

     We have audited the accompanying consolidated balance sheets of Allegiance Telecom, Inc. (a Delaware corporation) and subsidiaries (the "Company") as of December 31, 1998 and 1997, and the related consolidated statements of operations, stockholders' equity (deficit), and cash flows for the year ended December 31, 1998, and for the period from inception (April 22, 1997), to December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Allegiance Telecom, Inc. and subsidiaries as of December 31, 1998 and 1997, and the results of their operations and their cash flows for the year ended December 31, 1998, and for the period from inception (April 22, 1997), to December 31, 1997, in conformity with generally accepted accounting principles.

                                            ARTHUR ANDERSEN LLP

Dallas, Texas,
February 3, 1999

                   ALLEGIANCE TELECOM, INC. AND SUBSIDIARIES

           CONSOLIDATED BALANCE SHEETS -- DECEMBER 31, 1998 AND 1997
                (in thousands, except share and per share data)

                                                                 1998         1997
                                                              -----------   ---------
                                       ASSETS
CURRENT ASSETS:
  Cash and cash equivalents.................................  $ 262,501.7   $ 5,726.4
  Short-term investments....................................    143,389.7          --
  Short-term investments, restricted........................     25,542.8          --
  Accounts receivable (net of allowance for doubtful
    accounts of $577.2 and $0, at December 31, 1998 and
    1997, respectively).....................................      6,186.6         4.3
  Prepaid expenses and other current assets.................      1,243.2       245.2
                                                              -----------   ---------
        Total current assets................................    438,864.0     5,975.9
PROPERTY AND EQUIPMENT (net of accumulated depreciation and
  amortization of $9,015.4 and $12.7 at December 31, 1998
  and 1997, respectively)...................................    144,860.0    23,899.9
OTHER NONCURRENT ASSETS:
  Deferred debt issuance costs (net of accumulated
    amortization of $733.7 and $0, at December 31, 1998 and
    1997, respectively).....................................     16,078.4          --
  Long-term investments, restricted.........................     36,699.2          --
  Other assets..............................................      1,372.7       171.2
                                                              -----------   ---------
        Total other noncurrent assets.......................     54,150.3       171.2
                                                              -----------   ---------
        Total assets........................................  $ 637,874.3   $30,047.0
                                                              ===========   =========
                   LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
CURRENT LIABILITIES:
  Accounts payable..........................................  $  20,981.7   $ 2,261.7
  Accrued liabilities and other current liabilities.........     26,176.8     1,668.0
                                                              -----------   ---------
        Total current liabilities...........................     47,158.5     3,929.7
LONG-TERM DEBT..............................................    471,652.1          --
REDEEMABLE CUMULATIVE CONVERTIBLE PREFERRED STOCK,
  $.01 par value, 0 and 40,498,062 shares authorized, 0 and
    40,498,062 shares issued and outstanding at December 31,
    1998 and 1997, respectively.............................           --    33,409.4
REDEEMABLE WARRANTS.........................................      8,634.1          --
COMMITMENTS AND CONTINGENCIES (see Notes 6 and 8)
STOCKHOLDERS' EQUITY (DEFICIT):
  Preferred stock, $.01 par value, 1,000,000 and 0 shares
    authorized, no shares issued or outstanding at December
    31, 1998 and 1997, respectively.........................           --          --
  Common stock, $.01 par value, 150,000,000 and 42,629,965
    shares authorized, 50,341,554 and 426 shares issued and
    outstanding at December 31, 1998 and 1997,
    respectively............................................        503.4          --
  Additional paid-in capital................................    416,729.9     3,008.4
  Deferred compensation.....................................    (14,617.3)   (2,798.4)
  Deferred management ownership allocation charge...........    (26,224.7)         --
  Accumulated deficit.......................................   (265,961.7)   (7,502.1)
                                                              -----------   ---------
        Total stockholders' equity (deficit)................    110,429.6    (7,292.1)
                                                              -----------   ---------
        Total liabilities and stockholders' equity
        (deficit)...........................................  $ 637,874.3   $30,047.0
                                                              ===========   =========

  The accompanying notes are an integral part of these consolidated financial statements.

                   ALLEGIANCE TELECOM, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS
                (in thousands, except share and per share data)

                                                                                PERIOD FROM
                                                                                 INCEPTION
                                                                             (APRIL 22, 1997),
                                                               YEAR ENDED         THROUGH
                                                              DECEMBER 31,     DECEMBER 31,
                                                                  1998             1997
                                                              ------------   -----------------
REVENUE.....................................................  $   9,786.2       $       0.4
OPERATING EXPENSES:
  Network...................................................      9,528.8             151.2
  Selling, general, and administrative......................     46,089.4           3,425.9
  Management ownership allocation charge....................    167,311.9                --
  Noncash deferred compensation.............................      5,307.2             209.9
  Depreciation and amortization.............................      9,002.8              12.7
                                                              -----------       -----------
          Total operating expenses..........................    237,240.1           3,799.7
                                                              -----------       -----------
          Loss from operations..............................   (227,453.9)         (3,799.3)
OTHER (EXPENSE) INCOME:
  Interest income...........................................     19,917.4             111.4
  Interest expense..........................................    (38,951.7)               --
                                                              -----------       -----------
          Total other (expense) income......................    (19,034.3)            111.4
                                                              -----------       -----------
NET LOSS....................................................   (246,488.2)         (3,687.9)
ACCRETION OF REDEEMABLE PREFERRED STOCK AND WARRANT
  VALUES....................................................    (11,971.4)         (3,814.2)
                                                              -----------       -----------
NET LOSS APPLICABLE TO COMMON STOCK.........................  $(258,459.6)      $  (7,502.1)
                                                              ===========       ===========
NET LOSS PER SHARE, basic and diluted.......................  $    (10.53)      $(17,610.68)
                                                              ===========       ===========
WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING, basic and
  diluted...................................................   24,550,346               426
                                                              ===========       ===========

  The accompanying notes are an integral part of these consolidated financial statements.

                   ALLEGIANCE TELECOM, INC. AND SUBSIDIARIES

           CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

                 For the Year Ended December 31, 1998, and for the Period from Inception (April 22, 1997), through December 31, 1997
                (in thousands, except share and per share data)

                                                                                                        DEFERRED
                                PREFERRED STOCK         COMMON STOCK                                   MANAGEMENT
                              --------------------   -------------------   ADDITIONAL                   OWNERSHIP
                              NUMBER OF              NUMBER OF              PAID-IN       DEFERRED     ALLOCATION    ACCUMULATED
                               SHARES      AMOUNT      SHARES     AMOUNT    CAPITAL     COMPENSATION     CHARGE        DEFICIT
                              ---------   --------   ----------   ------   ----------   ------------   -----------   -----------
BALANCE, April 22, 1997
  (date of inception).......        --    $     --           --   $  --    $       --    $       --    $        --   $        --
  Issuance of common stock
    at $.23 per share.......        --          --          426      --           0.1            --             --            --
  Accretion of redeemable
    preferred stock and
    warrant values..........        --          --           --      --            --            --             --      (3,814.2)
  Deferred compensation.....        --          --           --      --       3,008.3      (3,008.3)            --            --
  Amortization of deferred
    compensation............        --          --           --      --            --         209.9             --            --
  Net loss..................        --          --           --      --            --            --             --      (3,687.9)
                               -------    --------   ----------   ------   ----------    ----------    -----------   -----------
BALANCE, December 31,
  1997......................        --          --          426      --       3,008.4      (2,798.4)            --      (7,502.1)
  Accretion of redeemable
    preferred stock and
    warrant values..........        --          --           --      --            --            --             --     (11,971.4)
  Initial public offering...        --          --   10,000,000   100.0     137,656.8            --             --            --
  Conversion of redeemable
    preferred stock.........        --          --   40,341,128   403.4      65,402.0            --             --            --
  Deferred compensation.....        --          --           --      --     210,662.7     (17,126.1)    (193,536.6)           --
  Amortization of deferred
    compensation............        --          --           --      --            --       5,307.2      167,311.9            --
  Net loss..................        --          --           --      --            --            --             --    (246,488.2)
                               -------    --------   ----------   ------   ----------    ----------    -----------   -----------
BALANCE, December 31,
  1998......................        --    $     --   50,341,554   $503.4   $416,729.9    $(14,617.3)   $ (26,224.7)  $(265,961.7)
                               =======    ========   ==========   ======   ==========    ==========    ===========   ===========


                                 TOTAL
                              -----------
BALANCE, April 22, 1997
  (date of inception).......  $        --
  Issuance of common stock
    at $.23 per share.......          0.1
  Accretion of redeemable
    preferred stock and
    warrant values..........     (3,814.2)
  Deferred compensation.....           --
  Amortization of deferred
    compensation............        209.9
  Net loss..................     (3,687.9)
                              -----------
BALANCE, December 31,
  1997......................     (7,292.1)
  Accretion of redeemable
    preferred stock and
    warrant values..........    (11,971.4)
  Initial public offering...    137,756.8
  Conversion of redeemable
    preferred stock.........     65,805.4
  Deferred compensation.....           --
  Amortization of deferred
    compensation............    172,619.1
  Net loss..................   (246,488.2)
                              -----------
BALANCE, December 31,
  1998......................  $ 110,429.6
                              ===========

  The accompanying notes are an integral part of these consolidated financial statements.

                   ALLEGIANCE TELECOM, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                 For the Year Ended December 31, 1998, and for the Period from Inception (April 22, 1997), through December 31, 1997
                                 (in thousands)

                                                                 1998          1997
                                                              -----------   ----------
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net loss..................................................  $(246,488.2)  $ (3,687.9)
  Adjustments to reconcile net loss to cash used in
    operating activities --
    Depreciation and amortization...........................      9,002.8         12.7
    Provision for uncollectible accounts receivable.........        577.2           --
    Accretion of senior discount notes......................     27,762.7           --
    Amortization of original issue discount.................        569.9           --
    Amortization of deferred debt issuance costs............        733.7           --
    Amortization of management ownership allocation charge
     and deferred compensation..............................    172,619.1        209.9
    Changes in assets and liabilities --
      Accounts receivable...................................     (6,759.5)        (4.3)
      Prepaid expenses and other current assets.............       (998.0)      (245.2)
      Other assets..........................................     (1,201.5)      (171.2)
      Accounts payable......................................      4,703.9        275.1
      Accrued liabilities and other current liabilities.....     22,208.1      1,668.0
                                                              -----------   ----------
         Net cash used in operating activities..............    (17,269.8)    (1,942.9)
                                                              -----------   ----------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchases of property and equipment.......................   (113,538.7)   (21,926.0)
  Purchases of investments..................................   (294,688.8)          --
  Proceeds from redemption of investments...................     89,057.1           --
                                                              -----------   ----------
         Net cash used in investing activities..............   (319,170.4)   (21,926.0)
                                                              -----------   ----------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from senior notes................................    443,212.1           --
  Proceeds from issuance of redeemable warrants.............      8,183.5           --
  Deferred debt issuance costs..............................    (16,812.1)          --
  Proceeds from issuance of redeemable preferred stock......           --      5,000.0
  Proceeds from redeemable capital contributions............     20,875.2     24,595.2
  Proceeds from issuance of common stock....................           --          0.1
  Proceeds from initial public offering.....................    137,756.8           --
                                                              -----------   ----------
         Net cash provided by financing activities..........    593,215.5     29,595.3
                                                              -----------   ----------
INCREASE IN CASH AND CASH EQUIVALENTS.......................    256,775.3      5,726.4
CASH AND CASH EQUIVALENTS, beginning of period..............      5,726.4           --
                                                              -----------   ----------
CASH AND CASH EQUIVALENTS, end of period....................  $ 262,501.7   $  5,726.4
                                                              ===========   ==========
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
  Cash paid during the period for --
    Interest................................................  $   9,384.4   $       --
                                                              ===========   ==========

  The accompanying notes are an integral part of these consolidated financial statements.

                   ALLEGIANCE TELECOM, INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                           DECEMBER 31, 1998 AND 1997
                (in thousands, except share and per share data)

1. GENERAL:

Allegiance Telecom, Inc., a competitive local exchange carrier (CLEC), was incorporated on April 22, 1997, as a Delaware corporation, for the purpose of providing voice, data, and Internet services to business, government, and other institutional users in major metropolitan areas across the United States. Allegiance Telecom, Inc. and its subsidiaries are referred to herein as the "Company."

The Company's business plan is focused on offering services in 24 of the largest metropolitan areas in the United States. As of December 31, 1998, the Company was operational in nine markets: Atlanta, Boston, Chicago, Dallas, Fort Worth, Los Angeles, New York City, Oakland and San Francisco and is in the process of deploying networks in seven other markets: Houston, Northern New Jersey, Orange County, Philadelphia, San Diego, San Jose and Washington, D.C.

Until December 16, 1997, the Company was in the development stage. From its inception on April 22, 1997, through December 31, 1997, the Company's principal activities included developing its business plans, procuring governmental authorizations, raising capital, hiring management and other key personnel, working on the design and development of its local exchange telephone networks and operations support systems (OSS), acquiring equipment and facilities, and negotiating interconnection agreements. Also, the Company initiated resale services to customers in the Dallas market in December 1997. During 1998, the Company began providing facilities-based services to customers in its markets. During 1998, the Company concentrated on building out the markets it is currently operating in, as well as developing its future markets. Accordingly, the Company has incurred substantial operating losses and operating cash flow deficits.

The Company's success will be affected by the problems, expenses, and delays encountered in connection with the formation of any new business and by the competitive environment in which the Company operates. The Company's performance will further be affected by its ability to assess potential markets, secure financing or raise additional capital, implement expanded interconnection and collocation with incumbent local exchange carrier (ILEC) facilities, lease adequate trunking capacity from ILECs or other CLECs, purchase and install switches in additional markets, implement efficient OSS and other back office systems, develop a sufficient customer base, and attract, retain, and motivate qualified personnel. The Company's networks and the provisions of telecommunications services are subject to significant regulation at the federal, state, and local levels. Delays in receiving required regulatory approvals or the enactment of new adverse regulation or regulatory requirements may have a material adverse effect upon the Company. Although management believes that the Company will be able to successfully mitigate these risks, there is no assurance that the Company will be able to do so or that the Company will ever operate profitably.

Expenses are expected to exceed revenues in each market in which the Company offers service until a sufficient customer base is established. It is anticipated that obtaining a sufficient customer base will take a number of years, and positive cash flows from operations are not expected in the near future.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

CONSOLIDATION

The accompanying financial statements include the accounts of Allegiance Telecom, Inc. and its wholly owned subsidiaries. All significant intercompany balances and transactions have been eliminated.

                   ALLEGIANCE TELECOM, INC. AND SUBSIDIARIES

CASH AND CASH EQUIVALENTS

     For purposes of reporting cash flows, the Company includes as cash and cash equivalents, cash, marketable securities, and commercial paper with original maturities of three months or less at date of purchase.

SHORT-TERM INVESTMENTS

     Short-term investments consist primarily of commercial paper with original maturities at date of purchase beyond three months and less than 12 months. Such short-term investments are carried at their accreted value, which approximates fair value, due to the short period of time to maturity.

RESTRICTED INVESTMENTS

     Restricted investments consist primarily of U.S. government securities purchased in connection with the Company's outstanding 12 7/8% Notes (see Note
4) to secure the first three years' (six semiannual) interest payments on the 12 7/8% Notes. Such investments are stated at their accreted value, which approximates fair value, and are shown in both current and other noncurrent assets, based upon the maturity dates of each of the securities at the balance sheet date.

     Restricted investments also includes $787.2 in certificates of deposit held as collateral for letters of credit issued on behalf of the Company. These investments are classified as other noncurrent assets.

ACCOUNTS RECEIVABLE

     Accounts receivable consist of end-user receivables, interest receivable, and at December 31, 1997, a receivable from an employee.

PREPAID EXPENSES AND OTHER CURRENT ASSETS

     Prepaid expenses and other current assets consist of prepaid rent, prepaid insurance, and refundable deposits. Prepayments are expensed on a straight-line basis over the life of the underlying agreements.

PROPERTY AND EQUIPMENT

     Property and equipment includes network equipment, leasehold improvements, software, office equipment, furniture and fixtures, construction-in-progress, and other. These assets are stated at cost, which includes direct costs and capitalized interest, and are depreciated once placed in service using the straight-line method. Interest expense for the year ended December 31, 1998, was $41,749.9 before the capitalization of $2,798.2 of interest related to construction-in-progress. No interest expense was incurred during the period ended December 31, 1997. Repair and maintenance costs are expensed as incurred.

                   ALLEGIANCE TELECOM, INC. AND SUBSIDIARIES

     Property and equipment at December 31, 1998 and 1997, consist of the following:

                                                                                   USEFUL
                                                                                   LIVES
                                                           1998        1997      (IN YEARS)
                                                        ----------   ---------   ----------
Network equipment.....................................  $ 67,303.8   $      --       5-7
Leasehold improvements................................    24,483.2        37.5      5-10
Software..............................................     7,840.0          --         3
Office equipment and other............................     4,384.3        89.9         2
Furniture and fixtures................................     2,419.6       150.2         5
                                                        ----------   ---------
Property and equipment, in service....................   106,430.9       277.6
Less -- accumulated depreciation......................    (9,015.4)      (12.7)
                                                        ----------   ---------
Property and equipment, in service, net...............    97,415.5       264.9
Construction-in-progress..............................    47,444.5    23,635.0
                                                        ----------   ---------
Property and equipment, net...........................  $144,860.0   $23,899.9
                                                        ==========   =========

REVENUE RECOGNITION

     Revenue is recognized in the month in which the service is provided, except for reciprocal compensation generated by calls placed to Internet service providers connected to the Company's network. The propriety of CLECs (such as the Company) to earn local reciprocal compensation is the subject of numerous regulatory and legal challenges. Until this issue is ultimately resolved, the Company has determined to recognize this revenue only when realization of it is certain, which in most cases will be upon receipt of cash.

COMPREHENSIVE INCOME

     In June 1997, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 130 (SFAS 130), "Reporting Comprehensive Income." SFAS 130 established reporting and disclosure requirements for comprehensive income and its components within the financial statements. The Company's comprehensive income components were immaterial as of December 31, 1998, and the Company had no comprehensive income components as of December 31, 1997; therefore, comprehensive income/loss is the same as net income/loss for both periods.

LOSS PER SHARE

     The Company calculates net loss per share under the provisions of SFAS No. 128, "Earnings per Share." The net loss per share amounts reflected on the statements of operations and the number of shares outstanding on the balance sheets reflect a 426.2953905-for-one stock split, which occurred in connection with the initial public offering (see Note 3). The net loss applicable to common stock includes the accretion of redeemable cumulative convertible preferred stock and warrant values of $11,971.4 for the year ended December 31, 1998, and $3,814.2 for the period from inception (April 22, 1997), through December 31, 1997.

                   ALLEGIANCE TELECOM, INC. AND SUBSIDIARIES

     The securities listed below were not included in the computation of diluted loss per share, since the effect from the conversion would be antidilutive.

                                                                   DECEMBER 31,
                                                              ----------------------
                                                                1998        1997
                                                              --------   -----------
Redeemable Cumulative Convertible Preferred Stock...........        --    40,498,062
Redeemable Warrants.........................................   649,248            --
1997 Nonqualified Stock Option Plan.........................   886,127       189,127
1998 Stock Incentive Plan...................................   365,526            --
Employee Stock Discount Purchase Plan.......................    44,624            --

RECOGNITION OF THE COST OF START-UP ACTIVITIES

     On April 3, 1998, the American Institute of Certified Public Accountants issued Statement of Position No. 98-5 (SOP 98-5), "Reporting on the Costs of Start-up Activities." SOP 98-5 requires that start-up activities and organization costs be expensed as incurred and that start-up costs capitalized prior to the adoption of SOP 98-5 be reported as a cumulative effect of a change in accounting principle. The Company adopted SOP 98-5 during the second quarter of 1998. Adoption of SOP 98-5 did not have an effect on the Company, inasmuch as the Company had previously expensed all such costs.

ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

     In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" (SFAS 133). SFAS 133 requires that all derivatives be recognized at fair value as either assets or liabilities. SFAS 133 also requires an entity that elects to apply hedge accounting to establish the method to be used in assessing the effectiveness of the hedging derivatives and the measurement approach for determining the ineffectiveness of the hedge at the inception of the hedge. The methods chosen must be consistent with the entity's approach to managing risk. The Company adopted SFAS 133 at the beginning of the fourth quarter of 1998. Adoption of SFAS 133 did not have an effect on the Company, inasmuch as the Company has historically not invested in derivatives or participated in hedging activities.

USE OF ESTIMATES IN FINANCIAL STATEMENTS

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

RECLASSIFICATIONS

     Certain amounts in the prior period's consolidated financial statements have been reclassified to conform with the current period presentation.

3. CAPITALIZATION:

     In connection with its initial public offering of common stock (the "IPO") on July 7, 1998 (see below), the Company effected a 426.2953905-for-one stock split, which is retroactively reflected within these financial statements.

                   ALLEGIANCE TELECOM, INC. AND SUBSIDIARIES

STOCK PURCHASE AGREEMENT AND SECURITY HOLDERS AGREEMENT

     On August 13, 1997, the Company entered into a stock purchase agreement with Allegiance Telecom, LLC ("Allegiance LLC") (see Note 7). Allegiance LLC purchased 40,498,062 shares of 12% redeemable cumulative convertible preferred stock ("Redeemable Preferred Stock"), par value $.01 per share, for aggregate consideration of $5,000.0 (the "Initial Closing"). Allegiance LLC agreed to make additional contributions as necessary to fund expansion into new markets ("Subsequent Closings"). In order to obtain funds through Subsequent Closings, the Company submitted a proposal to Allegiance LLC detailing the funds necessary to build out the Company's business in a new market. Allegiance LLC was not required to make any contributions until it approved the proposal. The maximum commitment of Allegiance LLC was $100,000.0. No capital contributions were required to be made after the Company consummated an initial public offering of its stock (which occurred on July 7, 1998).

     Allegiance LLC contributed a total of $50,132.9 and $29,595.2 prior to the Company's initial public offering and as of December 31, 1997, respectively. Each security holder in Allegiance LLC had the right to require Allegiance LLC to repurchase all of the outstanding securities held by such security holder at the greater of the original cost (including interest at 12% per annum) for such security or the fair market value, as defined in the security holders agreement, at any time and from time to time after August 13, 2004, but not after the consummation of a public offering or sale of the Company. If repurchase provisions had been exercised, the Company had agreed, at the request and direction of Allegiance LLC, to take any and all actions necessary, including declaring and paying dividends and repurchasing preferred or common stock, to enable Allegiance LLC to satisfy its repurchase obligations.

     Because of the redemption provisions, the Company has recognized the accretion of the value of the Redeemable Preferred Stock to reflect management's estimate of the potential future fair market value of the Redeemable Preferred Stock payable in the event the repurchase provisions were exercised. Amounts were accreted using the effective interest method, assuming the Redeemable Preferred Stock is redeemed at a redemption price based on the estimated potential future fair market value of the equity of the Company in August 2004. The accretion was recorded each period as an increase in the balance of Redeemable Preferred Stock outstanding and a noncash increase in the net loss applicable to common stock.

     In connection with the IPO, the Redeemable Preferred Stock was converted into common stock, and the amounts accreted were reclassified as a component of additional paid-in capital. In addition, the redemption provisions and the obligation of Allegiance LLC to make additional contributions to the Company (and the obligation of the members of Allegiance LLC to make capital contributions) have terminated.

REDEEMABLE CUMULATIVE CONVERTIBLE PREFERRED STOCK

     Each share of the Company's Redeemable Preferred Stock was convertible into shares of the Company's common stock (the "Common Stock") on a one-for-one basis, subject to certain antidilution provisions. No dividends were declared in 1998 or 1997.

     In 1998, prior to the conversion of the Redeemable Preferred Stock, the Company recorded accretion of $11,520.8. Accretion recorded in the period ended December 31, 1997, was $3,814.2.

     Capital contributed in the Subsequent Closings occurring in October 1997 and January 1998 and other capital contributions totaled approximately $45,132.9.

     In February and March 1998, the Company issued 273,361.92 shares of Redeemable Preferred Stock for aggregate consideration of $337.5.

                   ALLEGIANCE TELECOM, INC. AND SUBSIDIARIES

     In connection with the consummation of the IPO, the outstanding shares of the Redeemable Preferred Stock were converted into 40,341,128 shares of Common Stock. Upon the conversion of the Redeemable Preferred Stock, the obligation of the Company to redeem the Redeemable Preferred Stock also terminated and, therefore, the accretion of the Redeemable Preferred Stock value recorded to the date of the IPO, $15,335.0, was reclassified to additional paid-in capital along with $50,470.4 proceeds from the issuance of the Redeemable Preferred Stock and redeemable capital contributions.

PREFERRED STOCK

     In connection with the IPO, the Company authorized 1,000,000 shares of preferred stock ("Preferred Stock") with a $.01 par value. At December 31, 1998, no shares of Preferred Stock were issued and outstanding.

COMMON STOCK

     On July 7, 1998, the Company raised $150,000.0 of gross proceeds in the Company's IPO. The Company sold 10,000,000 shares of its Common Stock at a price of $15 per share. In connection with the IPO, the outstanding shares of Redeemable Preferred Stock were converted in to 40,341,128 shares of Common Stock, and the Company increased the number of authorized Common Stock to 150,000,000. At December 31, 1998, 50,341,554 shares were issued and outstanding. Of the authorized but unissued Common Stock, 6,998,970 shares are reserved for issuance upon exercise of options issued under the Company's stock option, stock incentive, and stock purchase plans (see Note 10) and 649,248 shares are reserved for issuance, sale, and delivery upon the exercise of warrants (see Note 4).

DEFERRED COMPENSATION

     Allegiance LLC sold to certain management investors (the "Management Investors") membership units of Allegiance LLC at amounts less than their estimated fair market value; therefore, the Company has recognized deferred compensation of $10,090.2 and $977.6 at December 31, 1998 and 1997, respectively, of which $2,726.1 and $40.7 have been amortized to expense at December 31, 1998 and 1997, respectively. In connection with the IPO, the Redeemable Preferred Stock was converted into Common Stock, and Allegiance LLC was dissolved. The deferred compensation charge is amortized based upon the period over which the Company has the right to repurchase certain of the securities (at the lower of fair market value or the price paid by the employee) in the event the management employee's employment with the Company is terminated.

DEFERRED MANAGEMENT OWNERSHIP ALLOCATION CHARGE

     On July 7, 1998, in connection with the IPO, certain venture capital investors (the "Fund Investors") and certain Management Investors owned 95.0% and 5.0%, respectively, of the ownership interests of Allegiance LLC, which owned substantially all of the Company's outstanding capital stock. As a result of the successful IPO, Allegiance LLC was dissolved, and its assets (which consisted almost entirely of such capital stock) have been distributed to the Fund Investors and Management Investors in accordance with Allegiance LLC's Limited Liability Company Agreement (the "LLC Agreement"). The LLC Agreement provided that the equity allocation between the Fund Investors and the Management Investors be 66.7% and 33.3%, respectively, based upon the valuation implied by the IPO. Under generally accepted accounting principles, the Company recorded the increase in the assets of Allegiance LLC allocated to the Management Investors as a $193,536.6 increase in additional paid-in capital, of which $122,475.5 was recorded as a noncash, nonrecurring charge to operating expense and $71,061.1 was recorded as a deferred management ownership allocation charge. The deferred charge was amortized at $44,836.4 as of December 31, 1998, and will be further amortized at $18,870.2, $7,175.7, and $178.8 during the years

                   ALLEGIANCE TELECOM, INC. AND SUBSIDIARIES

1999, 2000, and 2001, respectively, which is the period over which the Company has the right to repurchase certain of the securities (at the lower of fair market value or the price paid by the employee) in the event the management employee's employment with the Company is terminated.

4. LONG-TERM DEBT:

     Long-term debt consisted of the following:

                                                                  DECEMBER 31,
                                                              --------------------
                                                                 1998       1997
                                                              ----------   -------
Series B 11 3/4% Notes, face amount $445,000.0 due February
  15, 2008, effective interest rate of 12.45%, at accreted
  value.....................................................  $270,526.1   $    --
12 7/8% Senior Notes, face amount $205,000.0 due May 15,
  2008, effective interest rate of 13.24%, at accreted
  value.....................................................   201,018.6
Other.......................................................       107.4        --
                                                              ----------   -------
          Total long-term debt..............................  $471,652.1   $    --
                                                              ==========   =======

     On February 3, 1998, the Company raised gross proceeds of approximately $250,477.1 in an offering of 445,000 Units (the "Unit Offering"), each of which consists of one 11 3/4% Senior Discount Note due 2008 of the Company (the
"11 3/4% Notes") and one warrant to purchase .0034224719 shares of Common Stock (the "Redeemable Warrants") at an exercise price of $.01 per share, subject to certain antidilution provisions. Of the gross proceeds, $242,293.6 was allocated to the 11 3/4% Notes and $8,183.5 was allocated to the Redeemable Warrants. The Redeemable Warrants became exercisable in connection with the IPO (see Note 3) in July 1998, and each warrant may now purchase 1.45898399509 shares of Common Stock as a result of the stock split (see Note 3).

     A Registration Statement on Form S-4 (File No. 333-49013), registering the Company's 11 3/4% Notes and offering to exchange (the "Exchange Offer") any and all of the outstanding 11 3/4% Notes for Series B 11 3/4% Notes due 2008 (the "Series B Notes"), was declared effective by the Securities and Exchange Commission on May 22, 1998. The Exchange Offer terminated after all of the outstanding 11 3/4% Notes were exchanged. The terms and conditions of the Series B Notes are identical to those of the 11 3/4% Notes in all material respects.

     The Series B Notes have a principal amount at maturity of $445,000.0 and an effective interest rate of 12.45%. The Series B Notes mature on February 15, 2008. From and after February 15, 2003, interest on the Series B Notes will be payable semiannually in cash at the rate of 11 3/4% per annum.

     The Company must make an offer to purchase the Redeemable Warrants for cash at the relevant value upon the occurrence of a repurchase event. A repurchase event is defined to occur when (i) the Company consolidates with or merges into another person if the Common Stock thereafter issuable upon exercise of the Redeemable Warrants is not registered under the Securities Exchange Act of 1934, as amended (the "Exchange Act") or (ii) the Company sells all or substantially all of its assets to another person, if the Common Stock thereafter issuable upon the exercise of the Redeemable Warrants is not registered under the Exchange Act, unless the consideration for such a transaction is cash. The relevant value is defined to be the fair market value of the Common Stock as determined by the trading value of the securities if publicly traded or at an estimated fair market value without giving effect to any discount for lack of liquidity, lack of registered securities, or the fact that the securities represent a minority of the total shares outstanding. As a result of the warrant redemption provisions, the Company is recognizing the potential future redemption value of the Redeemable Warrants by recording accretion of the Redeemable

                   ALLEGIANCE TELECOM, INC. AND SUBSIDIARIES

Warrants to their estimated fair market value at February 3, 2008, using the effective interest method. Accretion recorded in the year ended December 31, 1998, was $450.6.

     The Series B Notes are redeemable by the Company, in whole or in part, anytime on or after February 15, 2003, at 105.875% of their principal amount at maturity, plus accrued and unpaid interest, declining to 100% of their principal amount at maturity, plus accrued and unpaid interest on and after February 15, 2006. In addition, at any time prior to February 15, 2001, the Company may, at its option, redeem up to 35% of the principal amount at maturity of the Series B Notes in connection with one or more public equity offerings at 111.750% of the accreted value on the redemption date, provided that at least $289,250.0 aggregate principal amount at maturity of the Series B Notes remains outstanding after such redemption.

     On July 7, 1998, the Company raised approximately $200,918.5 of gross proceeds from the sale of its 12 7/8% Senior Notes due 2008 (the "12 7/8% Notes"), of which approximately $69,033.4 was used to purchase U.S. government securities, which were placed in a pledged account to secure and fund the first six scheduled payments of interest on the notes (see Note 2).

     The 12 7/8% Notes have a principal amount at maturity of $205,000.0 and an effective interest rate of 13.24%. The 12 7/8% Notes mature on May 15, 2008. Interest on the 12 7/8% Notes is payable semiannually in cash at the rate of 12 7/8% on May 15 and November 15 of each year. As of December 31, 1998, the Company has recorded accrued interest associated with the 12 7/8% Notes of $3,470.2, which is included in other current liabilities.

     The 12 7/8% Notes are redeemable by the Company, in whole or in part, at any time on or after May 15, 2003, at 106.438% of their principal amount, declining to 100% of their principal amount, plus accrued interest, on or after May 15, 2006. In addition, prior to May 15, 2001, the Company may redeem up to 35% of the aggregate principal amount of the 12 7/8% Notes with the proceeds of one or more public offerings (as defined in the indenture relating to the 12 7/8% Notes) at 112.875% of their principal amount, plus accrued interest, provided, however, that after any such redemption at least 65% of the aggregate principal amount of the 12 7/8% Notes originally issued remains outstanding.

     The Series B and the 12 7/8% Notes carry certain restrictive covenants that, among other things, limit the ability of the Company to incur indebtedness, create liens, engage in sale-leaseback transactions, pay dividends or make distributions in respect to their capital stock, redeem capital stock, make investments or certain other restricted payments, sell assets, issue or sell stock of restricted subsidiaries (as defined in the indentures relating to the Series B Notes and the 12 7/8% Notes), enter into transactions with any holder of 5% or more of any class of capital stock of the Company, or effect a consolidation or merger. In addition, upon a change of control, the Company is required to make an offer to purchase each series of notes at a purchase price of 101% of the accreted value thereof (in the case of the Series B Notes) and 101% of the principal amount thereof (in the case of the 12 7/8% Notes), together with accrued interest, if any. However, these limitations are subject to a number of qualifications and exceptions (as defined in the indentures relating to each series of notes). The Company was in compliance with all such restrictive covenants of each series of notes at December 31, 1998.

5. CAPITAL LEASES:

     On May 29, 1998, the Company signed a capital lease agreement for three, four-fiber rings, with a term of 10 years and a renewal term of 10 years, at an expected total cost of $3,485.0; $871.3 was paid as of December 31, 1998. The remainder is expected to be paid in 1999 and is not reflected in the financial statements, since the payment is contingent upon the timing of completion of network segments.

                   ALLEGIANCE TELECOM, INC. AND SUBSIDIARIES

     On December 4, 1998, the Company signed a capital lease agreement for 12 optical fibers configured in two separate rings, with a term of 15 years and two renewal terms of five years each. Total cost associated with the capital lease is dependent upon the timing of completion of connectivity of the optical fibers with the Company's network, which is to be completed in two phases. The Company will incur recurring monthly charges of $29.4 after the completion of phase one. After completion of phase two, the Company will pay a one-time fee of $76.5 and the recurring monthly charge will increase to $76.5. This capital lease is not reflected in the financial statements, since the total cost and timing of payments are contingent upon the timing of completion of the phases.

6. LEGAL MATTERS:

     On August 29, 1997, WorldCom, Inc. ("WorldCom") sued the Company and two individual employees. In its complaint, WorldCom alleges that these employees violated certain noncompete and nonsolicitation agreements by accepting employment with the Company and by soliciting then-current WorldCom employees to leave WorldCom's employment and join the Company. In addition, WorldCom claims that the Company tortiously interfered with WorldCom's relationships with its employees and that the Company's behavior constituted unfair competition. WorldCom seeks injunctive relief and damages, although it has filed no motion for a temporary restraining order or preliminary injunction. The Company denies all claims and will vigorously defend itself. An estimate of possible loss cannot be made at this time.

     On October 7, 1997, the Company filed a counterclaim against WorldCom for, among other things, attempted monopolization of the "one-stop shopping" telecommunications market, abuse of process, and unfair competition. WorldCom moved to dismiss the abuse of process and unfair competition claims. The court dismissed the unfair competition claim on March 4, 1998. Thus, the Company's counterclaim for attempted monopolization and abuse of power are still being litigated.

7. RELATED PARTIES:

     From inception (April 22, 1997) through July 7, 1998, the Company was a wholly owned subsidiary of Allegiance LLC. On July 7, 1998, the Fund Investors and the Management Investors owned 95.0% and 5.0%, respectively, of the ownership interest of Allegiance LLC, which owned substantially all of the Company's outstanding capital stock. As a result of the successful IPO (see Note
3), Allegiance LLC was dissolved, and its assets (which consisted almost entirely of such capital stock) have been distributed to the Fund Investors and the Management Investors in accordance with the LLC Agreement (see Note 3).

     As of July 7, 1998 and 1997, Allegiance LLC had made aggregate capital contributions to the Company of approximately $50,132.9 and $29,595.2, respectively.

     During 1998 and 1997, the Company paid all organizational and legal fees of Allegiance LLC, the amount of which was not material. No amounts are due from Allegiance LLC at December 31, 1998, or December 31, 1997.

     In connection with the Unit Offering (see Note 4), the IPO (see Note 3), and the sale of the 12 7/8% Notes (see Note 4), the Company incurred approximately $11,331.5 in fees to an affiliate of an investor in the Company.

                   ALLEGIANCE TELECOM, INC. AND SUBSIDIARIES

8. COMMITMENTS AND CONTINGENCIES:

     The Company has entered into various operating lease agreements, with expirations through 2009, for network facilities, office space, and equipment. Future minimum lease obligations related to the Company's operating leases as of December 31, 1998, are as follows:

1999........................................   $10,984.8
2000........................................    11,201.6
2001........................................    10,436.7
2002........................................     8,600.8
2003........................................     7,940.7
Thereafter..................................    30,083.5

     Total rent expense for the year ended December 31, 1998, was $2,991.8 and for the period from inception (April 22, 1997) through December 31, 1997, was $212.1.

     In October 1997, the Company entered into a five-year general agreement with Lucent Technologies, Inc. ("Lucent") establishing terms and conditions for the purchase of Lucent products, services, and licensed materials. This agreement includes a three-year exclusivity commitment for the purchase of products and services related to new switches. The agreement contains no minimum purchase requirements.

9. FEDERAL INCOME TAXES:

     The Company accounts for income tax under the provisions of SFAS No. 109, "Accounting for Income Taxes" (SFAS 109). SFAS 109 requires an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been recognized in the Company's financial statements. The Company had approximately $53,572.5 and $460.5 of net operating loss carryforwards for federal income tax purposes at December 31, 1998 and 1997, respectively. The net operating loss carryforwards will expire in the years 2012 and 2018 if not previously utilized. The Company has recorded a valuation allowance equal to the net deferred tax assets at December 31, 1998 and 1997, due to the uncertainty of future operating results. The valuation allowance will be reduced at such time as management believes it is more likely than not that the net deferred tax assets will be realized. Any reductions in the valuation allowance will reduce future provisions for income tax expense.

     The Company's deferred tax assets and liabilities and the changes in those assets are:

                                                         1997        CHANGE        1998
                                                       ---------   ----------   ----------
Start-up costs capitalized for tax purposes..........  $ 1,025.9   $   (213.7)  $    812.2
Net operating loss carryforward......................      156.6     18,058.1     18,214.7
Amortization of original issue discount..............         --      9,663.6      9,663.6
Depreciation.........................................         --     (2,392.4)    (2,392.4)
Valuation allowance..................................   (1,182.5)   (25,115.6)   (26,298.1)
                                                       ---------   ----------   ----------
                                                       $      --   $       --   $       --
                                                       =========   ==========   ==========

     Amortization of the original issue discount on the Series B Notes and 12 7/8% Notes as interest expense is not deductible in the income tax return until paid.

                   ALLEGIANCE TELECOM, INC. AND SUBSIDIARIES

     Under existing income tax law, all operating expenses incurred prior to a company commencing its principal operations are capitalized and amortized over a five-year period for tax purposes.

10. STOCK OPTION/STOCK INCENTIVE/STOCK PURCHASE PLANS:

     At December 31, 1998, the Company had three stock-based compensation plans: the 1997 Nonqualified Stock Option Plan (the "1997 Option Plan"), the 1998 Stock Incentive Plan, and the Employee Stock Discount Purchase Plan (the "Stock Purchase Plan"). The Company applies the provisions of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and the related interpretations in accounting for the Company's plans. Had compensation cost for the Company's plans been determined based on the fair value of the options as of the grant dates for awards under the plans, consistent with the method prescribed in SFAS No. 123, "Accounting for Stock-Based Compensation," the Company's net loss applicable to common stock and net loss per share would have increased to the pro forma amounts indicated below. The Company utilized the following assumptions in calculating the estimated fair value of each option on the date of grant, using the Black-Scholes option-pricing model with the following weighted-average assumptions for grants in 1998 and 1997: dividend yield of 0%, expected volatility of 89.1%, and expected lives of six years for both years: risk-free interest rates of 5.63% in 1998 and 6.06% in 1997 for the 1997 Option Plan and 4.70% in 1998 for the 1998 Stock Incentive Plan.

                                                                 1998         1997
                                                              ----------   ----------
Net loss applicable to common stock -- as reported..........  $258,459.6   $  7,502.1
Net loss applicable to common stock -- pro forma............   259,796.6      7,512.2
Net loss per share, basic and diluted -- as reported........       10.53    17,610.68
Net loss per share, basic and diluted -- pro forma..........       10.58    17,634.27

     As the 1998 Stock Incentive Plan and the Stock Purchase Plan were adopted in 1998, the December 31, 1997, pro forma balances do not include expenses for these plans.

1997 OPTION PLAN AND 1998 STOCK INCENTIVE PLAN

     Under the 1997 Option Plan, the Company granted options to key employees, a director, and a consultant of the Company for an aggregate of 1,037,474 shares of the Company's Common Stock. The Company will not grant options for any additional shares under the 1997 Option Plan.

     Under the 1998 Stock Incentive Plan, the Company may grant options to certain employees, directors, advisors, and consultants of the Company. The 1998 Stock Incentive Plan provides for issuance of the following types of incentive awards: stock options, stock appreciation rights, restricted stock, performance grants, and other types of awards that the Compensation Committee of the Board of Directors (the "Compensation Committee") deems consistent with the purposes of the 1998 Stock Incentive Plan. The Company has reserved 3,655,778 shares of Common Stock for issuance under the 1998 Stock Incentive Plan.

     Options granted under both plans have a term of six years and vest over a three-year period, and the Compensation Committee administers both option plans.

                   ALLEGIANCE TELECOM, INC. AND SUBSIDIARIES

     A summary of the status of the 1997 Option Plan as of December 31, 1998 and 1997, is presented in the table below:

                                           DECEMBER 31, 1998            DECEMBER 31, 1997
                                      ---------------------------   --------------------------
                                                 WEIGHTED AVERAGE             WEIGHTED AVERAGE
                                       SHARES     EXERCISE PRICE    SHARES     EXERCISE PRICE
                                      --------   ----------------   -------   ----------------
Outstanding, beginning of period....   189,127        $2.47              --        $  --
Granted.............................   848,347         2.76         189,127         2.47
Exercised...........................        --           --              --           --
Forfeited...........................  (151,347)        2.60              --           --
                                      --------                      -------
Outstanding, end of period..........   886,127         2.73         189,127         2.47
                                      ========                      =======
Options exercisable at period-end...    44,481                           --
                                      ========                      =======
Weighted average fair value of
  options granted...................  $   2.82                      $  0.68
                                      ========                      =======

     As of December 31, 1998 and 1997, options outstanding under the 1997 Option Plan have a weighted average remaining contractual life of 5.2 and 5.8 years, respectively.

     A summary of the status of the 1998 Stock Incentive Plan as of December 31, 1998, is presented in the table below:

                                                                   DECEMBER 31, 1998
                                                              ----------------------------
                                                                          WEIGHTED AVERAGE
                                                               SHARES      EXERCISE PRICE
                                                              ---------   ----------------
Outstanding, beginning of period............................         --        $   --
Granted.....................................................    399,974         10.21
Exercised...................................................         --            --
Forfeited...................................................    (34,448)        10.47
                                                              ---------
Outstanding, end of period..................................    365,526         10.19
                                                              =========
Options exercisable at period-end...........................         --
                                                              =========
Weighted average fair value of options granted..............  $   10.22
                                                              =========

     As of December 31, 1998, options outstanding under the 1998 Stock Incentive Plan have a weighted average remaining contractual life of 5.7 years.

     As the estimated fair market value of the Company's Common Stock (as implied by the IPO price) exceeded the exercise price of the options granted, the Company has recognized deferred compensation of $7,635.0 and $2,030.7 at December 31, 1998 and 1997, respectively, of which $2,581.1 and $169.2 have been amortized to expense at December 31, 1998 and 1997, respectively, over the vesting period of the options. As of December 31, 1998, the Company has reversed $599.1 of unamortized deferred compensation related to options forfeited.

                   ALLEGIANCE TELECOM, INC. AND SUBSIDIARIES

STOCK PURCHASE PLAN

     The Company's Stock Purchase Plan is intended to give employees a convenient means of purchasing shares of Common Stock through payroll deductions. Each participating employee's contributions will be used to purchase shares for the employee's share account as promptly as practicable after each calendar quarter. The cost per share will be 85% of the lower of the closing price of the Company's Common Stock on the Nasdaq National Market on the first or the last day of the calendar quarter. The Company has reserved 2,305,718 shares of Common Stock for issuance under the Stock Purchase Plan. As of December 31, 1998, no shares have been issued under the Stock Purchase Plan; however, participants have contributed $303.4 and will be issued 44,624 shares of Common Stock in January 1999. The Compensation Committee administers the Stock Purchase Plan.

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                               14,676,000 SHARES

                            ALLEGIANCE TELECOM, INC.

                                  COMMON STOCK

                        [ALLEGIANCE TELECOM, INC., LOGO]

                                  ------------

                                   PROSPECTUS
                                 APRIL 14, 1999

                                  ------------

                              SALOMON SMITH BARNEY

                              GOLDMAN, SACHS & CO.

                          DONALDSON, LUFKIN & JENRETTE

                           MORGAN STANLEY DEAN WITTER

                            WARBURG DILLON READ LLC

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